                                        Filed Pursuant to Rule 424(a)
                                        Registration Statement No. 333-45563


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED FEBRUARY 9, 1998

                                2,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------
     Of the 2,000,000 shares of Common Stock offered hereby, 575,000 shares are being sold by SteriGenics International, Inc. and 1,425,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "STER." On February 3, 1998, the last reported sale price of the Common Stock as quoted on the Nasdaq National Market was $18.75 per share. See "Price Range of Common Stock and Dividend Policy."

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE
6.
                            ------------------------
THESE  SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
       ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
        OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.


=======================================================================================================
                                                      Underwriting                       Proceeds to
                                       Price to       Discounts and     Proceeds to        Selling
                                        Public       Commissions(1)      Company(2)      Stockholders
-------------------------------------------------------------------------------------------------------
 Per Share........................        $                 $                $                $
-------------------------------------------------------------------------------------------------------
 Total............................        $                 $                $                $
-------------------------------------------------------------------------------------------------------
 Total Assuming Full Exercise of
   Over-Allotment Option(3).......        $                 $                $                $
=======================================================================================================

(1) See "Underwriting."
(2) Before deducting expenses estimated at $450,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by certain of the Selling Stockholders to the Underwriters to purchase up to 300,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

    The Shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part.
It is expected that delivery of the Common Stock will be made in New York City
on or about          , 1998.
                            ------------------------

PAINEWEBBER INCORPORATED                                      PIPER JAFFRAY INC.
                            ------------------------
               THE DATE OF THIS PROSPECTUS IS             , 1998.

                             ADDITIONAL INFORMATION

     SteriGenics International, Inc. (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the Consolidated Financial Statements and related Notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files reports, proxy or information statements, and other information with the Commission. Such reports, proxy or information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, by mail at prescribed rates. In addition, the Commission has a web site on the World Wide Web at http://www.sec.gov, containing registration statements, reports, proxy and information statements and other information that registrants, such as the Company, file electronically with the Commission. The Common Stock is traded on the Nasdaq National Market, and the Company's reports, proxy or information statements and other information may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, THE PURCHASE OF THE COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE AND OTHER MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M OF THE SECURITIES ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in such forward-looking statements as a result of certain factors discussed in this Prospectus, including those set forth in "Risk Factors." Prospective investors should consider carefully the factors discussed in "Risk Factors." Unless otherwise indicated, all information in this Prospectus (i) gives effect to the reincorporation of the Company in Delaware in July 1997 and (ii) assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     SteriGenics International, Inc. ("SteriGenics" or the "Company") is a provider of high quality contract sterilization and radiation processing services, with over 19 years of experience in the operation, design and development of Gamma irradiation ("Gamma") facilities. The Company operates 12 Gamma facilities and one electron beam radiation ("E-Beam") facility nationwide serving over 1,000 customers, primarily in the medical products market. In recent years, the Company has expanded into various non-medical sterilization and processing markets and has over 200 non-medical customers. The Company expanded its technology base into E-Beam with its acquisition in December 1997 of certain assets of the Nicolet Electron Services Division of ThermoSpectra Corporation (the "Nicolet Acquisition"). The Company's objective is to be the leading provider of high quality contract sterilization and radiation processing services.

     Sterilization is an essential step in the manufacturing process across a number of industries for health, safety, regulatory and economic reasons. A broad range of single-use, prepackaged medical products as well as consumer products are required under government regulations in the United States and many other developed countries to be sterile or to have minimal microbial levels. In addition, other products such as spices and herbs, cosmetics and food packaging materials are sterilized to improve shelf-life and address potential product liability concerns. There are also a number of potential markets for the sterilization of food products. The United States Food and Drug Administration (the "FDA") has approved radiation as a safe and effective means of processing poultry, pork, certain animal feed and fresh fruits and vegetables. The FDA has also recently approved the radiation of red meat. The development of these potential markets is subject, in the case of red meat and certain other food products, to approvals of other regulatory agencies, such as the United States Department of Agriculture (the "USDA"), and consumer acceptance of irradiated foods.

     The market for commercial sterilization and radiation processing is divided between independent suppliers of sterilization and processing services ("contract processors") such as the Company and certain large manufacturers that have in-house sterilization capabilities ("captive processors"). Although there are no published industry statistics and precise numbers are difficult to determine, the Company estimates that the U.S. market for contract sterilization and radiation processing was approximately $170 million in 1996 and that a similar volume of product was processed by captive sterilizers. There is also a significant market for contract sterilization and radiation processing services outside of the United States.

     The two most widely used methods of commercial sterilization are Gamma and fumigation using ethylene oxide gas ("EtO"). Although there are no published industry statistics and precise numbers are difficult to determine, the Company estimates that in 1996, 40% to 45% of the U.S. contract sterilization market was Gamma. SteriGenics believes that Gamma has significant advantages under normal operating conditions over EtO including uniform dosing, predictability, shorter processing times, enhanced flexibility, ease of handling and less environmental impact. As a result, the use of Gamma sterilization has increased significantly over the past ten years as medical products manufacturers have converted the sterilization method used for certain products from EtO to Gamma and have increasingly used Gamma to process newly developed products. E-Beam is also used for certain sterilization applications and is the primary technology in many segments of the radiation processing market.

     The Company's integrated strategy is intended to increase its share of the existing sterilization and radiation processing markets as well as to develop new markets. Key elements of the Company's strategy include: (i) increasing its share of the medical products sterilization market; (ii) expanding its non-medical business in both sterilization and radiation processing; (iii) pursuing strategic acquisitions of sterilization and radiation processing facilities and businesses both domestically and internationally; (iv) exploiting the MiniCell opportunity; (v) expanding premium services; and (vi) leveraging its leading engineering and design capabilities.

     The Company's principal executive offices are located at 4020 Clipper Court, Fremont, California 94538-6540 and its telephone number is (510) 770-9000. The Company was incorporated in California in August 1978 and was reincorporated in Delaware in July 1997. Unless the context otherwise requires, the term "Company" when used herein shall mean SteriGenics International, Inc., a Delaware corporation, its California predecessor and its subsidiaries. GammaSTAT is a registered trademark of the Company. ExCell, GammaReserve, Gemini, MiniCell and SteriGenics are trademarks of the Company.

                                  THE OFFERING

Common Stock Offered by the Company..........................  575,000 shares
Common Stock Offered by the Selling Stockholders.............  1,425,000 shares
Common Stock to be Outstanding after the Offering............  7,514,846 shares(1)
Use of Proceeds..............................................  To fund capital expenditures including the construction of
                                                               new facilities, to repay
                                                               certain indebtedness, for
                                                               potential acquisitions and for
                                                               general corporate purposes.
                                                               See "Use of Proceeds."
Nasdaq National Market Symbol................................  STER

---------------

(1) Based on the number of shares outstanding as of December 31, 1997. Excludes an aggregate of 1,076,640 shares subject to outstanding options as of December 31, 1997 at a weighted average exercise price of $7.29 per share under the Company's 1997 Equity Incentive Plan, 1997 Stock Plan and Second Amended and Restated 1986 Stock Option Plan. Since December 31, 1997, the Company has granted options to purchase an aggregate of 50,250 shares at an average exercise price of $20.38 per share under the 1997 Equity Incentive Plan. See "Capitalization," "Management -- Stock Plans" and Note 5 of Notes to Consolidated Financial Statements.

                         SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                              NINE MONTHS ENDED
                                                         YEAR ENDED MARCH 31,                   DECEMBER 31,
                                            -----------------------------------------------   -----------------
                                             1993      1994      1995      1996      1997      1996      1997
                                            -------   -------   -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues................................  $21,603   $24,585   $28,661   $30,241   $37,668   $27,684   $33,871
  Cost of revenues........................   11,896    11,679    16,389    16,978    20,425    14,641    18,019
                                            -------   -------   -------   -------   -------   -------   -------
                                              9,707    12,906    12,272    13,263    17,243    13,043    15,852
  Costs and expenses:
    General and administrative............    1,628     3,266     5,664     5,213     6,345     4,764     5,048
    Marketing and selling.................    1,002     1,258     1,583     1,761     2,482     1,844     2,533
    Research, development and
      engineering.........................      473       518       685       890     1,381     1,040       914
                                            -------   -------   -------   -------   -------   -------   -------
                                              3,103     5,042     7,932     7,864    10,208     7,648     8,495
                                            -------   -------   -------   -------   -------   -------   -------
  Income from operations..................    6,604     7,864     4,340     5,399     7,035     5,395     7,357
  Other income (expense):
    Write-down of investments in joint
      ventures............................       --        --    (3,011)       --        --        --        --
    Interest expense, net.................   (1,164)     (916)   (2,402)   (1,846)   (1,836)   (1,456)   (1,368)
    Other income (expense)................      315       256       139        47       115       (72)       32
                                            -------   -------   -------   -------   -------   -------   -------
  Income (loss) before provision for
    income taxes, equity in joint ventures
    and discontinued operations...........    5,755     7,204      (934)    3,600     5,314     3,867     6,021
  Provision for income taxes..............    2,045     2,479     1,185     1,448     2,099     1,528     2,356
                                            -------   -------   -------   -------   -------   -------   -------
  Income (loss) before equity in joint
    ventures and discontinued
    operations............................    3,710     4,725    (2,119)    2,152     3,215     2,339     3,665
  Equity in net loss of joint ventures....     (204)     (720)   (1,360)       --        --        --        --
                                            -------   -------   -------   -------   -------   -------   -------
  Income (loss) from continuing
    operations............................    3,506     4,005    (3,479)    2,152     3,215     2,339     3,665
  Discontinued operations:
    Income (loss) from discontinued
      operations..........................      494       189      (115)       --        --        --        --
    Loss on disposition of discontinued
      operations..........................       --        --    (1,173)       --        --        --        --
                                            -------   -------   -------   -------   -------   -------   -------
  Net income (loss).......................  $ 4,000   $ 4,194   $(4,767)  $ 2,152   $ 3,215   $ 2,339   $ 3,665
                                            =======   =======   =======   =======   =======   =======   =======
  Pro forma basic net income per
    share(1)..............................                                          $  0.66   $  0.48   $  0.63
                                                                                    =======   =======   =======
  Shares used in computing pro forma basic
    net income per share(1)...............                                            4,861     4,861     5,846
                                                                                    =======   =======   =======
  Diluted net income per share(1).........                                          $  0.62   $  0.45   $  0.58
                                                                                    =======   =======   =======
  Shares used in computing diluted net
    income per share(1)...................                                            5,165     5,165     6,350
                                                                                    =======   =======   =======
OTHER CONSOLIDATED OPERATING DATA:
  Capital expenditures....................  $ 9,331   $14,462   $16,549   $ 7,207   $18,613   $18,342   $ 7,589

                                                                                AS OF DECEMBER 31, 1997
                                                                              ---------------------------
                                                                               ACTUAL      AS ADJUSTED(2)
                                                                              --------     --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................................  $ 22,183        $ 31,448
  Working capital...........................................................    16,364          25,879
  Total assets..............................................................   121,486         130,751
  Total liabilities.........................................................    63,329          62,829
  Stockholders' equity......................................................    58,157          67,922

---------------

(1) See Note 1 of Notes to Consolidated Financial Statements included herein for a description of the computation of pro forma basic and diluted net income per share.

(2) As adjusted to give effect to the sale of shares of Common Stock at an assumed public offering price of $18.75 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     These securities involve a high degree of risk. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated by such forward-looking statements as a result of certain factors discussed in this Prospectus, including the risk factors set forth below. Prospective purchasers of the Common Stock should consider carefully the risk factors set forth below, as well as the other information set forth in this Prospectus, prior to investing in the Common Stock offered hereby.

UNPREDICTABILITY OF FUTURE OPERATING RESULTS; LIKELY FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced, and expects to continue to experience, significant fluctuations in revenues and operating results from quarter to quarter. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. In addition, there can be no assurance that the Company's revenues will grow or be sustained in future periods or that the Company will maintain its current profitability in the future. A significant component of such quarterly fluctuations results from fluctuations in the demand by the Company's customers for sterilization and radiation processing services due to varying manufacturing cycles, changes in demand for customers' products and seasonality related to growth cycles for spices and herbs and decreased demand during the third fiscal quarter and the first part of the fourth fiscal quarter due to the holiday season. Other factors that could cause the Company's operating results to vary significantly from period to period include volatility in the market for medical devices; the ability of the Company to deliver services in a timely and cost effective manner; the ability of the Company to expand successfully in the non-medical sterilization and radiation processing market; the ability to effectively integrate and successfully expand its recently acquired E-Beam business; the timing and size of orders from the Company's customer base; the ability of the Company to obtain supplies of Cobalt 60 on a timely basis and at a reasonable cost; fluctuations in currency exchange rates because payments under certain of the Company's Cobalt 60 capital and operating leases are payable in Canadian dollars; fluctuations in the costs of electricity for the Company's E-Beam business; loss of processing time due to maintenance; the costs associated with customer product being damaged as a consequence of overdosing and other factors; changes in interest rates; regulatory matters; and litigation, acquisitions and other extraordinary events.

     The Company's results of operations are also influenced by competitive factors, including the pricing and availability of the Company's and competing sterilization and radiation processing services; the acceptance of Gamma and E-Beam radiation as a means of sterilizing and processing products as opposed to other technologies; the ability of the Company's competitors to obtain orders from the Company's customers; the establishment of in-house sterilization capabilities by the Company's customers; the acquisition of the Company's customers by entities that do not use the Company's services; the timing of new service or technology announcements and releases by the Company and its competitors; and the entry of new competitors into the market for sterilization and radiation processing services. A large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If revenues do not meet the Company's expectations, the Company's fixed expenses would exacerbate the adverse effect of such a shortfall on net income.

     Additional factors that have a significant impact on the Company's results of operations are the timing of construction and commencement of operations of new facilities. Building new facilities requires significant capital investments in construction and equipment and, for Gamma facilities, in Cobalt 60. In addition to incurring costs associated with building and equipping such facilities, the Company also incurs costs related to Cobalt 60 and higher personnel costs in the months preceding initial operation. As a result of their own internal procedures, customers often delay qualification and use of new facilities until they have been operational for a specified period of time of up to 12 months. As a result, in the past, the Company has failed to realize a portion of anticipated revenues for the facility pending such qualification, while incurring significant start-up costs, both of which adversely affected the Company's results of operations. See "-- Substantial Debt."

     Due to these factors, as well as other unanticipated factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock would be materially adversely affected. See
"-- Potential Volatility of Stock Price," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON MEDICAL PRODUCTS CUSTOMERS

     The Company derives a substantial portion of its revenues from the sale of sterilization services to manufacturers of medical devices, labware and eyecare products ("medical products"), and the Company expects that the sterilization of medical products will continue to account for a significant portion of the Company's revenues for the foreseeable future. The Company thus depends to a considerable extent upon the continued growth of the market for medical products. In particular, a significant aspect of the Company's medical products business is the sterilization of single-use medical devices. As a result, the Company is dependent in part on continued growth in the market for single-use medical devices. There has recently been an increasing focus on reusable medical devices and, therefore, there can be no assurance that use of reusable medical devices will not increase. Any significant increase in the use of reusable medical devices would decrease the use of single use devices of the type sterilized by the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that continued growth in the use of medical products depends on a number of factors, including the impact of health reform proposals. The Company believes that government and private insurance company efforts to contain or reduce health care costs are likely to continue. These trends may lead to fewer medical procedures being performed or the increased use of reusable medical devices, either of which could negatively impact the demand for the Company's services. In addition, the Company is dependent on the ongoing conversion of products from EtO to Gamma or E-Beam sterilization and there can be no assurance that such conversion will continue at the rate currently anticipated by the Company. Loss of significant business from medical products manufacturers, including reductions caused by large customers establishing captive facilities, changes in such customers' competitive position or a decision to purchase contract sterilization services from other suppliers, a downturn in the medical products market, or a failure of the conversion of products from EtO to Gamma at the anticipated rate could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Industry Background."

COMPETITION

     The market for sterilization and radiation processing services is intensely competitive and is characterized by significant price competition. The Company's market is fragmented as a result of geographical limitations on the transportation of products for sterilization, multiple technologies and the mix of captive and contract facilities. In particular, the Company currently faces competition from four other providers of contract Gamma sterilization services, the most significant of which is Isomedix, Inc., a subsidiary of Steris Corporation ("Isomedix"), and six other providers of contract E-Beam sterilization services including The Titan Corporation, E-Beam Services Inc. and Iotron Industries Canada Inc. In addition, many products that can be sterilized using Gamma or E-Beam can also be sterilized using EtO. As a result, the Company also competes with companies that process products using EtO technology, including Cosmed Group, Inc., Griffith Micro Science, Inc. and Isomedix. Certain of the Company's competitors and potential competitors have substantially greater financial, marketing, distribution, technical and other resources than the Company or offer a broader range of sterilization technologies, which may enable them to address more of the sterilization requirements of individual customers. In addition, the Company competes with manufacturers that have or are considering establishing in-house sterilization capabilities. The Company may also in the future face competition from suppliers of Cobalt 60 radioisotope, particularly MDS Nordion, Inc. ("Nordion"), as well as foreign providers of sterilization services. In addition, Isomedix has announced its intention to enter the California market for sterilization services, which would increase competition in that market. To the extent that the Company expands into international markets it will also be faced with competition from existing providers of sterilization and radiation processing services in those markets.

     In recent years, price competition in the sterilization and radiation processing services industry has intensified. The Company may in the future face increased competition from companies that employ new or improved technologies or that offer sterilization services that are more effective or less costly than those developed and marketed by the Company. To the extent such increase in competition were to occur, the Company may explore alternative sterilization technologies as necessary to enhance its competitive position. Such competition could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to continue to compete effectively or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Competition."

UNCERTAINTY OF EXPANSION IN NON-MEDICAL MARKETS

     While the Company has traditionally focused primarily on the medical products market, it has recently increased its efforts in the non-medical contract sterilization and radiation processing market. The Company currently sterilizes a wide range of food ingredients and consumer products, including cosmetics, spices and herbs. The Company also processes various industrial compounds and other materials using both Gamma and E-Beam technologies. In addition, as a result of the Company's recently acquired E-Beam business, the Company has begun to process other non-medical products such as semiconductors and gemstones. These services accounted for 20% of the Company's revenues in fiscal 1997. Many of the non-medical markets for Gamma sterilization and processing are new and emerging, and there can be no assurance that any of these markets will develop at the anticipated rate, if at all. See
"Business -- Markets and Customers."

     Approval for the irradiation of food products is regulated by the FDA and the USDA. While the FDA has approved radiation for the processing of a variety of foods, including pork, poultry and fresh fruits and vegetables, only limited commercial sales of irradiated food have taken place. The FDA has recently approved the radiation of red meat, meat byproducts and food products in order to eliminate E. coli and other harmful foodborne pathogens. However, before irradiated red meat can be sold commercially, the USDA must set certain minimum standards for processors to follow. The USDA is currently reviewing the issue and is expected to set such standards later in 1998, although there can be no assurance it will do so. In addition, current FDA rules and regulations require the labeling of any retail food product that is irradiated, and to date, there has been significant consumer resistance to irradiated food. The radiation of red meat could also result in an increase in the cost of such products to a level which may be unacceptable to most consumers. As a result, there can be no assurance that sterilization of fresh food products will gain public acceptance or will ultimately prove commercially feasible in the United States or that the Company would undertake to expand its irradiation activities to include red meat. To the extent that the Company seeks to take advantage of future opportunities in this market, such activities would require significant changes in the Company's processing techniques, including the redesign of facilities and the addition of refrigeration capabilities. Furthermore, to accommodate the perishable nature of red meat and the high processing volume that may result from the commercial irradiation of red meat, the Company could be required to expend significant capital to build specially equipped processing facilities near customer facilities.

RISKS RELATED TO GEOGRAPHIC EXPANSION USING THE MINICELL; RISKS RELATED TO INTERNATIONAL OPERATIONS

     A key element of the Company's strategy is to expand geographically into smaller regional markets and internationally using the MiniCell. There can be no assurance that manufacturers in these markets will use the Company's facilities, that such manufacturers will pay higher sterilization prices in exchange for lower transportation costs and a decrease in turn-around time or that the Company will receive enough volume of product to operate such facilities on a profitable basis. In addition, many manufacturers in these smaller markets currently use EtO to sterilize their products and would need to convert their products to Gamma. Failure of the Company to successfully introduce and operate MiniCells in these new markets could materially adversely affect the Company's business, financial condition and results of operations.

     If the Company is successful in expanding into international markets either through the use of the MiniCell or otherwise, it will be subject to a number of risks related to foreign operations, including fluctuations in currency exchange rates, political and economic conditions in various jurisdictions, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer accounts receivable payment cycles and potentially adverse tax consequences. There can be no assurance that such factors will not have a material adverse effect on the Company's future operations outside the U.S. In addition, in the past the Company has been unsuccessful in its attempts to penetrate international markets and in fiscal 1995 wrote-off a total of $3.0 million invested in joint ventures in Taiwan and Indonesia. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTIES RELATED TO MINICELL LEASING

     The Company's ability to successfully lease its MiniCell will depend upon the acceptance of the Company's technology and the concept of "in-house outsourcing" (utilizing third party contractors to provide services within a manufacturer's own facility) by manufacturers with high volume sterilization needs, as well as upon the Company's ability to enter into favorable leasing terms with potential customers. The Company has not yet leased a MiniCell, and there can be no assurance that manufacturers will elect to lease a MiniCell in lieu of relying on traditional in-house sterilization operations and contract sterilization providers or that any such leases will be on terms favorable to the Company. In addition, the leasing of the MiniCell will involve a significant commitment of management attention and resources by prospective customers and may require input from and approval at multiple levels of a customer's organization. Accordingly, the Company anticipates that the MiniCell leasing process will be subject to long sales cycles typically associated with significant capital expenditures. Delay in or the failure to lease the MiniCell could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- The SteriGenics Approach."

DEPENDENCE ON GAMMA TECHNOLOGY

     Historically, the Company has performed all of its sterilization and radiation processing services using Gamma radiation. Because of its reliance on Gamma technology, a decline in the demand for, or the pricing of, Gamma services would have a material adverse effect on the Company's business, financial condition and results of operations. To remain competitive, the Company may also need to respond quickly to technological changes and innovations in the sterilization and radiation processing market, including changes in the technologies used to perform sterilization or radiation processing services that could render Gamma obsolete or noncompetitive. The Company is also dependent upon continued consumer acceptance of the Gamma sterilization of medical products and the ongoing conversion of products from EtO to Gamma sterilization. There can be no assurance that such conversion will occur at the rate anticipated by the Company. Failure by the Company to quickly and effectively respond to changes in the sterilization and radiation processing market, including the development of new technologies, or a significant increase in consumer resistance to products sterilized by Gamma, could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Competition" and "-- Risks Associated With Entry Into E-Beam Business."

RISKS ASSOCIATED WITH ENTRY INTO E-BEAM BUSINESS

     On December 31, 1997, the Company expanded into E-Beam technology as a result of the Nicolet Acquisition. The Company's senior management has no experience operating an E-Beam facility or marketing E-Beam services and there can be no assurance that the Company will successfully operate the E-Beam business. Achieving the anticipated benefits of the Nicolet Acquisition will depend in part upon whether the integration of the Gamma and E-Beam businesses is accomplished in an efficient and effective manner. There can be no assurance that the Company will be able to effectively integrate the operations, systems, technology and personnel of the E-Beam business. The failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any significant diversion of management resources required in connection with the operation or integration of the E-Beam business could have a material adverse effect upon the Company's business, financial condition and results of operations.

SUBSTANTIAL DEBT

     As of December 31, 1997, the Company's total consolidated liabilities were $63.3 million, of which $43.9 million represented long-term debt (including current portion), its total consolidated assets were $121.5 million and its total stockholders' equity was $58.2 million. The Company's substantial level of debt presents the risk that the Company might not generate sufficient cash to service the Company's indebtedness, including its Industrial Revenue Bonds ("IRBs"), or that its debt level could limit its ability to finance an acquisition and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of December 31, 1997, the Company had $36.5 million of tax-free IRBs outstanding with variable interest rates as of December 31, 1997 of either 4.4% or 4.5% and a $500,000 tax-free IRB with a fixed interest rate of 10.0%. The Company intends to use a portion of the net proceeds of the offering to repay the fixed-interest rate IRB. Under federal regulations, the maximum aggregate amount of tax-free IRBs that the Company may issue is $40.0 million. Once the Company has issued the maximum amount of tax-free IRBs, it will be required to obtain any additional financing through higher cost funding sources. Each of the Company's IRBs is collateralized by certain assets of the Company. The Company is also required, under certain IRB agreements, to maintain cash reserves in the amount of the bond interest payments due within one year. As a result, such cash is not available to the Company for working capital or other purposes. See "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and Note 3 of Notes to the Consolidated Financial Statements.

RISKS RELATED TO GOVERNMENT REGULATION AND STANDARDS COMPLIANCE

     The Company's business is subject to various federal, state and local laws, regulations, agency actions and court decisions. Although the Company believes it has received all licenses and permits necessary to conduct its current sterilization business, there can be no assurance that the Company will not be found in violation of applicable requirements or that governmental bodies will not seek to impose regulatory requirements not now anticipated on the Company and its business. In addition, the long-term course of regulatory policy cannot be predicted and, there can be no assurance that laws and regulations will not be applied in a manner that adversely affects the Company. The imposition of such regulatory requirements could force the Company to alter or cease operations of its facilities and could otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

     The design, construction, use and operation of commercial Gamma facilities such as those operated by the Company, and byproduct materials used in such facilities, are extensively regulated by the United States Nuclear Regulatory Commission (the "NRC"), or in some cases by various state regulatory agencies and authorities that undertake comparable regulatory functions from the NRC (the "Agreement States"). While E-Beam is not regulated by the NRC, the Company's E-Beam facility is subject to regulation by the California Department of Health Services. The Company is currently operating its E-Beam facility under a California Department of Health Services license held by ThermoSpectra Corporation pending the approval of its application for a new radioactive material license. The Company is also subject to various local zoning and permit rules in the construction of its facilities. The Company's facilities are subject to regulation by additional regulatory bodies at the federal, state and local levels, depending upon the type of product that is being irradiated. The Company's facilities are subject to the requirements of the FDA when irradiating medical devices, foods, cosmetics or food or drug packaging materials. In addition, if the Company were to begin processing meat or poultry products, it would become subject to the requirements of the Food Safety and Inspection Service of the USDA, which would require the amendment of its regulations to authorize this use of irradiation as well as the establishment of the applicable manufacturing practices that must be followed when using such irradiation. The Company is also subject to the requirements of other federal agencies, such as the United States Occupational Safety and Health Administration and the United States Environmental Protection Agency (the "EPA"). In addition, the Company is subject to the regulatory requirements of the state and local agencies in the jurisdictions where the various irradiation facilities are located.

     In addition to extensive regulation by various governmental bodies and agencies, the Company is subject to standards, guidelines and requirements established by industry organizations and other non-governmental bodies, such as the International Standards Organization ("ISO") and the Association for the Advancement of Medical Instrumentation ("AAMI"). The ISO 9002 Standard is an international quality standard that requires the Company to implement and document an effective quality assurance program which is subject to quality systems surveillance audits every six months.

     Changes in, or reinterpretations of, existing requirements and standards or adoption of new requirements beyond those described below or the failure at any time to comply with any applicable material regulations and standards could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not incur significant costs to comply with laws, regulations and other requirements in the future or that such laws, regulations and other requirements will not have a material adverse effect upon the Company's business, financial condition and results of operations.

     Violations of or noncompliance with applicable governmental requirements may result in an enforcement action including, among other things, a notice of violation, imposition of civil penalties, suspension, modification or revocation of any applicable license, criminal prosecution, or withholding or recall of the nuclear byproduct material held by the Company. Any such action would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Regulatory and Environmental Matters" and "Business -- Quality Assurance and Safety."

RISKS OF OPERATING FACILITIES USING RADIOACTIVE MATERIAL

     The operation of the Company's Gamma and E-Beam facilities involves special safety risks, potential liabilities related to exposure to radioactive material, and specific regulatory, radiological health and safety and environmental requirements and may raise concerns with respect to both worker safety and community reaction. Should an incident involving exposure of workers or others beyond regulatory limits to radioactive materials occur at any of the Company's facilities, the resultant liability could be substantial. Such an incident would also result in adverse community reaction, which could impact the Company's ability to continue to operate any facility involved in such an incident, as well as similar facilities. In the event any losses or liabilities related to such an incident are underinsured or exceed accumulated funds, or adequate recovery is not possible, the Company's business, financial condition and results of operations would be materially adversely affected.

     In addition, the Company may encounter resistance from those in the communities where it seeks to build additional facilities or be subject to protests or other actions in areas where it has facilities based on perceived risk of exposure to radiation on the part of those living in the communities surrounding the Company's facilities. Any actual or perceived exposure to radiation as a result of the Company's activities or a failure related to the Company's safety procedures could have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Environmental and Related Risks."

     The Cobalt 60 stored in water shielding pools at each of the Company's facilities is double encapsulated in stainless steel. There can be no assurance that these stainless steel capsules will not corrode. In 1995, the Company encountered minor corrosion in the outer encapsulation of certain of its Cobalt 60 rods, requiring their replacement. Since the quantity of Cobalt 60 in a facility is the key determinant of the amount of product that can be processed, any significant delay in the replacement of such Cobalt 60 could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if the Company is determined to be responsible for the corrosion, it could be required to bear the costs of transportation and reencapsulation of the Cobalt 60. Furthermore, such corrosion, if undetected, could result in radioactive material being released into the water shielding pool, which could cause contamination of the pool and potentially the related facility. Any contamination resulting from such release and the related decontamination process would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risks Related to Government Regulation and Standards Compliance," "Business -- Facilities," "Business -- Quality Assurance and Safety" and "Business -- Regulatory and Environmental Matters."

     Due to the high energy levels emitted from the electron accelerator in the Company's E-Beam facility, some residual radiation remains in the cell after the accelerator is turned off and items that are in the direct path of the beam, such as equipment and portions of the concrete, may become radioactive for some period of time. Therefore, although the Company complies with federal and state regulations with regard to worker safety, workers who enter the E-Beam cell are exposed to low levels of radiation. Furthermore, the Company may be required to incur costs in connection with disposal of radioactive material in connection with the replacement of equipment or upgrading or decommissioning of its E-Beam facility.

ENVIRONMENTAL AND RELATED RISKS

     The Company's operations are subject to regulation by the EPA as well as state and local governmental agencies. Although there can be no assurance, the Company believes it currently maintains all licenses and permits necessary to conduct its current business and that it is in material compliance with applicable environmental, health and safety laws and regulations. The loss of any of the Company's licenses or permits could force the Company to suspend or terminate operations at one or more of its facilities or could otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

     Pursuant to an Asset Acquisition Agreement effective August 8, 1996 (the "Asset Agreement"), the Company purchased certain assets of RTI, Inc. ("RTI"), including property located in Haw River, North Carolina and leasehold interests in property located in Salem, New Jersey and Rockaway, New Jersey (the "Rockaway Property"). The Rockaway Property was previously owned and operated by Thiokol Chemical Corporation ("Thiokol"), and is listed on the Superfund National Priorities List ("NPL"). In 1992, RTI and Thiokol entered into an Administrative Consent Order ("ACO") with the New Jersey Department of Environmental Protection (the "NJDEP") requiring, among other things, implementation of a groundwater remedy estimated to exceed $2.0 million in costs.

     Under the Asset Agreement, RTI retained ownership of the Rockaway Property and all associated environmental liabilities as of the closing date. RTI agreed to indemnify and hold the Company harmless from and against any and all claims which may arise directly or indirectly from any use or release of hazardous substances on or under the leased premises as of the closing date. In addition, the Company obtained a letter from the NJDEP stating that the NJDEP will not institute either judicial or administrative civil proceedings against the Company for any discharge, deposit, release or disposal of hazardous substances or pollutants existing at the Rockaway Property, emanating therefrom, or occurring before the closing. However, the Company is required by the NJDEP to maintain a standby letter of credit in the amount of $500,000, contingent upon the continued clean up efforts required of RTI. The required amount of the letter of credit decreases over the life of the leasehold interest, and/or as the NJDEP requires. The Company believes, based on present information available to it, including the indemnification from RTI, the ACO among RTI, Thiokol and the NJDEP, and the NJDEP's letter stating that it will not seek recovery or remediation costs from the Company for contamination that predates the purchase of RTI's assets, that it does not face any significant environmental liability with respect to the Rockaway Property. However, there can be no assurance that the Company will not be subject to environmental liability relating to the remediation of the Rockaway Property or liability for losses suffered by adjacent property owners or other third parties, and such liability could have a material adverse effect on its business, financial condition or results of operations.

     In the spring of 1985, the Company leased over 400 stainless steel capsules of radioactive Cesium from the United States Department of Energy (the "DOE") for use at the Company's Decatur, Georgia and Westerville, Ohio irradiation facilities. On June 6, 1988, the Company discovered one or more of DOE's Cesium capsules had leaked radioactive Cesium, which is water soluble, contaminating the Company's Decatur, Georgia facility. As a result of the contamination, the Company's Decatur irradiation facility was completely shut down from June 6, 1988 until July 1996, when the Company leased the facility to a third party for a different purpose. The decontamination activities were conducted by the DOE and its contractors, and the Company filed an administrative claim with the DOE for damages the Company incurred as a result of the Cesium contamination. The DOE did not pay or deny the Company's claim within the required six month period. As a result, the Company filed suit against the U.S. government in June 1991. Although the DOE had orally offered to fund the costs of the cleanup, the government subsequently asserted a substantial counterclaim against the Company alleging that the Company had been negligent in its handling and use of the Cesium capsules. A settlement was reached between the parties to this litigation on April 9, 1997, following a trial and notice of appeals filed by both SteriGenics, the U.S. government and two of its contractors. The presiding court entered a stipulation of dismissal effective May 9, 1997. While the litigation resulted in significant expenses and was a significant diversion of management attention, the Company is not aware of any ongoing environmental or other legal liabilities associated with the Cesium incident. However, there can be no assurance that unspecified third parties, including former employees or persons owning or occupying nearby properties, would not, in the future, assert claims against the Company in connection with the contamination of the Decatur facility. In January 1993, after the decontamination activities were completed, final survey reports were prepared by both a contractor for DOE and by a third party consultant on behalf of the Georgia Department of Human Resources, which regulates such matters in Georgia, to allow for the unrestricted use of the Decatur facility consistent with the requirements of the Georgia Department of Human Resources. The documentation and data prepared by such third party indicated that any residual radioactivity at the Decatur facility was beneath that of regulatory concern to the applicable regulatory authority. While the Company no longer uses Cesium in any of its facilities, there can be no assurance that it will not experience any incidents of radioactive contamination resulting from its use of Cobalt 60. Incidents involving radioactive contamination from use of Cobalt 60 would likely differ from incidents involving Cesium contamination in a number of respects. Cesium is a salt and water soluble, in contrast to Cobalt 60, which is a metal and not water soluble. As a result, when Cesium contamination occurs, the evaporation of contaminated water can result in Cesium being spread to a greater extent than would be the case with substances that are not water soluble, such as Cobalt 60. However, since Cobalt 60 is a metal and therefore any released amount would remain in a more concentrated form, direct exposure could potentially be more dangerous. See "-- Risks of Operating Facilities Using Radioactive Material."

RISKS RELATED TO COBALT 60 SUPPLY

     To date, the Company has obtained its supply of the Cobalt 60 radioactive isotope from three sources. The Company's primary sources of Cobalt 60 are Nordion, a Canadian company and the world's principal source of Cobalt 60, and REVISS Services (UK) Limited ("REVISS"), a United Kingdom company and formerly a division of Amersham International plc. In addition, the Company has purchased smaller amounts of its Cobalt 60 requirements from Neutron Products Inc., a Maryland corporation. While the Company has not experienced any shortages in Cobalt 60 supply since the mid-1980s and has various supply contracts in place, there can be no assurance that it will be able to obtain sufficient supplies of Cobalt 60 from Nordion, REVISS or other suppliers on acceptable terms or that it will be able to identify and qualify alternative sources. In addition, there is no assurance that Nordion will not in the future become a competitor of the Company in the delivery of sterilization services, which could result in a decrease in the availability of Cobalt 60 from Nordion. In July 1997, Nordion announced a joint venture with Griffith Micro Science, Inc. to provide sterilization services in Mexico. If interruptions in the supply or increases in the price of Cobalt 60 were to occur for any reason, including a decision by any of the Company's suppliers to decrease or discontinue supplies of Cobalt 60 to the Company, trade restrictions with Canada or the United Kingdom, political unrest, labor disputes or other factors, the Company's business, financial condition and results of operations would be materially adversely affected. Since the Company pays for Cobalt 60 primarily in Canadian dollars, and the Canadian dollar is currently trading at levels significantly lower than it has in recent years, the Company's results of operations may be adversely affected by fluctuations in currency exchange rates. In addition, the availability and price of Cobalt 60 to the Company and its suppliers is dependent in part on the political situation in countries with large deposits of Cobalt 59 (the material that is processed into Cobalt 60), such as the Democratic Republic of Congo and the republics of the former Soviet Union. Such countries have recently experienced political unrest. In addition, since mined Cobalt 59 must be converted into Cobalt 60 in nuclear reactors, the supply of Cobalt 60 to the Company's suppliers is dependent upon the availability of nuclear reactors to convert Cobalt 59 to Cobalt 60. An interruption in the Company's supply of Cobalt 60 or significant increase in the price the Company is required to pay for Cobalt 60 would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Facilities."

RISKS OF BUSINESS INTERRUPTION

     Any prolonged disruption in the operations at any of the Company's facilities, whether due to technical or labor difficulties, equipment malfunction, regulatory action, destruction of or damage to any facility or other reasons, would have a material adverse effect on the Company's business, financial condition and results of operations. This risk is increased since customers generally seek to have their products sterilized within a 300 mile radius of their production or distribution facilities and, therefore, it is often not feasible to transfer products to other facilities in the event of a prolonged disruption in any facility. The Company is also susceptible to natural disasters, including earthquakes, hurricanes and tornadoes, as well as other catastrophic events such as fire. Furthermore, if additional capacity is required as a result of unplanned increases in demand for the Company's services, the Company may suffer delays and increased costs in establishing other facilities or increasing production at existing facilities that could adversely affect customer relationships, cause a loss of market opportunities and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the failure to effectively implement any design or process changes could disrupt the sterilization process, which could also adversely affect customer relationships, cause a loss of market opportunities and have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Facilities."

MANAGING GROWTH; RECENT AND POTENTIAL ACQUISITIONS

     The Company has recently experienced a period of revenue growth and an expansion in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. In addition, the Company has recently entered the E-Beam business through the Nicolet Acquisition. This growth and expansion has resulted in and may continue to result in new and increased responsibilities for management personnel and has placed additional demands upon the Company's management, operating and financial systems and resources. In order to successfully integrate its expanded operations and to manage future growth, if any, the Company will be required to implement new and expanded business and financial systems, procedures and controls, and to upgrade its accounting and other internal management systems. There can be no assurance that the Company's systems, procedures, controls and staffing will be successfully managed or will be adequate to successfully support the Company's operations. Failure to manage any future growth properly would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company may in the future undertake acquisitions that could present challenges to the Company's management, such as integrating and incorporating new operations, technologies and personnel. If the Company's management is unable to effectively manage these challenges, the Company's business, financial condition and results of operations could be materially adversely affected. Furthermore, there can be no assurance that any acquisitions will result in increased revenue or positively impact the Company's profitability. Moreover, any new acquisition, depending on its size, could result in the use of a significant portion of the Company's available cash or the acquisition of additional debt or, if such acquisition is made utilizing the Company's securities, could result in significant dilution to the Company's stockholders. The Company does not currently have any understandings, commitments or agreements with respect to any potential acquisition or corporate partnering arrangements. While it is an element of the Company's strategy to pursue strategic acquisitions, the Company believes that the number of potential acquisition candidates in the domestic market is limited. Therefore, there can be no assurance that the Company will successfully complete any such transaction.

DEPENDENCE ON KEY PERSONNEL

     The Company's progress to date has been highly dependent upon the skills of its key technical and management personnel, many of whom would be difficult to replace. To reach its future business objectives, the Company will need to hire additional qualified personnel in the areas of sales, engineering and management. There can be no assurance that the Company will be able to hire such personnel, as the Company must compete with other companies, academic institutions, government entities and other agencies. The number of persons with experience in Gamma sterilization and E-Beam technology is limited, and as a result, competition for such personnel is intense. There can be no assurance that the Company can retain such personnel or that it can attract or retain other highly qualified personnel in the future. The Company maintains $2.0 million of key person life insurance on James F. Clouser, the Company's Chief Executive Officer and President. The loss of any of the Company's senior management, facilities managers or other key research, regulatory, technical or sales and marketing personnel, particularly if lost to competitors, or the failure of any key employee to perform well in his or her current position, could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the loss of James F. Clouser could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees" and "Management."

FINANCIAL EXPOSURE TO PRODUCT LIABILITY CLAIMS

     The Company faces the risk of financial exposure to product liability claims alleging that the Company's failure to adequately perform its services resulted in adverse effects. While the Company's customers are responsible for determining the appropriate dosage of radiation their products should receive, the Company is required to certify that such dose level was achieved. There can be no assurance that the Company will not be held liable for damages that are alleged to result from improper dosing or incorrect dosage instructions received from a customer. The Company currently maintains product liability insurance with a claims limit of $5.0 million per claim and $5.0 million in the aggregate. However, there can be no assurance that the Company will avoid significant product liability claims and attendant adverse publicity. Furthermore, there can be no assurance that the Company's product liability insurance is adequate or that such insurance coverage will remain available at acceptable costs. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect market acceptance of the Company's services and the Company's ability to obtain and maintain regulatory approval for its products.

CONTROL BY EXISTING STOCKHOLDERS

     Upon completion of the offering, the Company's officers, directors and principal stockholders, and certain of their affiliates, will beneficially own approximately 43.1% of the Company's outstanding Common Stock (approximately 39.3% assuming the Underwriter's over-allotment option is exercised in full). Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. Additionally, these stockholders will have significant influence over the election of directors of the Company. This concentration of ownership may allow significant influence and control over decisions by the Board of Directors and corporate actions. See "Principal and Selling Stockholders."

NEED FOR ADDITIONAL CAPITAL

     The Company requires substantial working capital to fund its business, particularly for capital expenditures, including the construction of its facilities and acquisition of Cobalt 60. The Company believes that the net proceeds from the offering, together with existing cash balances, funds expected to be generated from operations and available credit facilities, will be adequate to fund its operations at least through the end of fiscal 1999. There can be no assurance, however, that as a result of acquisitions, lower than anticipated cash flows or other unforeseen events the Company will not require additional debt or equity financing during such period or thereafter. Further, there can be no assurance that additional financing, if required, will be available to the Company on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its planned expansion, acquisitions or research, development and engineering programs. Accordingly, the inability to obtain or difficulty in obtaining such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

     The Company relies on a combination of copyright and trade secret protection and nondisclosure agreements to protect its proprietary rights. In addition, the Company has a U.S. patent application pending on its MiniCell. There can be no assurance, however, that patent and copyright law and trade secret protection will be adequate to deter misappropriation of its technology, that any patents issued to the Company will not be challenged, invalidated or circumvented, that the rights granted thereunder will provide competitive advantages to the Company, or that the claims under any patent application will be allowed. Furthermore, there can be no assurance that others will not independently develop similar processes or designs, duplicate the Company's processes or design around any patents issued to the Company. The Company may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive and there can be no assurance that patents will be issued from currently pending or future applications or that any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to the Company.

     The Company may in the future receive communications from third parties asserting that the Company is infringing certain patents and other intellectual property rights of others or seeking indemnification against such alleged infringement. No assurance can be given that any of these claims will not result in protracted and costly litigation, that damages for infringement will not be assessed or that should it be necessary or desirable to obtain a license relating to one or more of the Company's services or current or future technologies, the Company will be able to do so on commercially reasonable terms or at all.

POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock has fluctuated and may continue to be subject to significant fluctuations in the future. Factors such as variations in the Company's financial results, comments by securities analysts, changes in earnings estimates by securities analysts, fluctuations in the stock prices of the Company's competitors, the Company's ability to successfully sell its services in the U.S. and overseas, any loss of key management, adverse regulatory actions or decisions, evidence regarding the safety or efficacy of Gamma or E-Beam sterilization activities, announcements of extraordinary events such as litigation or acquisitions, announcements of technical innovations or changes in pricing policies by the Company or its competitors, the development of in-house sterilization capabilities by manufacturers, changing government regulations or industry standards and developments with respect to FDA, NRC or other government regulations, developments with respect to patents or other proprietary rights or public concern as to the safety of sterilization services performed by the Company, as well as changes in the market for medical products and general economic, political and market conditions, may have a significant effect on the market price of the Company's Common Stock. In addition, stock markets have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company. The Company's Certificate of Incorporation allows the Board of Directors to issue and determine the rights, powers and preferences of Preferred Stock without any vote or further action by the stockholders, and certain provisions of the Company's Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting, and specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings. Certain provisions of Delaware law could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The possible issuance of Preferred Stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "-- Control by Existing Stockholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering, the Company will have outstanding 7,514,846 shares of Common Stock, of which 4,543,639 shares will be freely tradable without restriction and 2,971,207 shares will be saleable subject to certain volume and other restrictions of Rule 144 under the Securities Act of 1933, as Amended (the "Securities Act"). For a period of 75 days from the date of this Prospectus, the Company's executive officers and directors have agreed that without the prior written consent of PaineWebber Incorporated they will not offer to sell, sell, contract to sell, grant any option to sell, or otherwise dispose of, or require the Company to file with the Securities and Exchange Commission a registration statement under the Securities Act to register any shares of Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to acquire shares of Common Stock. Thereafter, all shares can be sold in the public market subject to certain volume and other restrictions of Rule 144 under the Securities Act. In addition, upon completion of this offering, there will be outstanding options to purchase a total of approximately 1,126,890 shares of the Company's Common Stock under the Company's stock option plans. Sales of substantial amounts of such shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. The Company has agreed, subject to certain exceptions in the Underwriting Agreement that, without the prior written consent of PaineWebber Incorporated, it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for the Company's Common Stock or other equity securities for a period of 75 days after the date of this Prospectus. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of PaineWebber Incorporated. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 575,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $9.8 million, based upon an assumed public offering price of $18.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

     The Company currently expects to use approximately (i) $6.0 million of the net proceeds of the offering for capital expenditures, including construction of new facilities, equipment and the purchase of additional Cobalt 60 and (ii) $500,000 of the net proceeds to repay the IRB associated with the Salem, New Jersey facility, which has an interest rate of 10% and is repayable annually through 1999. The Company may also use a portion of the net proceeds to pursue strategic acquisitions of sterilization facilities and businesses, both domestically and internationally, although the Company does not have any agreements or understandings with respect to any such acquisition, and no portion of net proceeds has been allocated for any specific acquisition. The balance of net proceeds will be used for working capital and general corporate purposes.

     Pending such uses, the Company intends to invest the net proceeds from the offering in short-term, government securities and other investment-grade, interest-bearing securities. The Company estimates the net proceeds of the offering, together with existing cash balances, funds expected to be generated from operations and available credit facilities, will be sufficient to fund the Company's anticipated operations at least through the end of fiscal 1999.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol STER since its initial public offering on August 13, 1997 at $12.00 per share. The following table sets forth, for the periods indicated, the high and low closing sale prices of shares of the Company's Common Stock on the Nasdaq National Market.

                   FISCAL YEAR ENDING MARCH 31, 1998:               HIGH         LOW
                                                                   -------     -------
        Second Quarter (beginning August 13, 1997)...............  $17.875     $12.000
        Third Quarter............................................   23.000      16.125
        Fourth Quarter (through February 3, 1998)................   20.500      18.250

     As of December 31, 1997, there were 52 holders of record of the Company's Common Stock. On February 3, 1998, the last reported sale price on the Nasdaq National Market for the Company's Common Stock was $18.75. The Company has not declared or paid cash dividends on its Common Stock since inception and does not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends on the Company's Common Stock is limited by the terms of the Company's revolving line of credit.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.75 per share and the application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, as described in "Use of Proceeds."

                                                                AS OF DECEMBER 31, 1997
                                                                ------------------------
                                                                 ACTUAL      AS ADJUSTED
                                                                --------     -----------
                                                                     (IN THOUSANDS)
        Long-term debt, including current portion:
          Borrowings under Industrial Revenue Bonds and
             capital leases...................................  $ 43,911      $  43,411
                                                                 -------        -------
        Stockholders' equity:
          Preferred Stock, $0.001 par value:
             1,000,000 shares authorized; no shares issued and
             outstanding......................................        --             --
          Common Stock, $0.001 par value:
             15,000,000 shares authorized; 6,939,846 shares
             issued and outstanding, actual; 7,514,846 shares
             issued and outstanding, as adjusted(1)...........         7              8
          Additional paid-in capital..........................    38,217         47,981
          Notes receivables from stockholders.................       (68)           (68)
          Retained earnings...................................    20,001         20,001
                                                                 -------        -------
                  Total stockholders' equity..................    58,157         67,922
                                                                 -------        -------
                  Total capitalization........................  $102,068      $ 111,333
                                                                 =======        =======

---------------

(1) Excludes as of December 31, 1997 (i) 1,076,640 shares of Common Stock issuable upon exercise of outstanding options and 827,386 shares of Common Stock which remained available for option grants under the Company's 1997 Equity Incentive Plan and (ii) 400,000 shares of Common Stock reserved for future issuance under the Company's 1997 Employee Stock Purchase Plan. Since December 31, 1997, the Company has granted options to purchase an aggregate of 50,250 shares under the 1997 Equity Incentive Plan and issued 32,111 shares under the 1997 Employee Stock Purchase Plan. See "Management -- Stock Plans."

                        SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of March 31, 1996 and 1997 and for each of the three years in the period ended March 31, 1997 are derived from the Consolidated Financial Statements of the Company which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The selected consolidated statement of operations data for the years ended March 31, 1993 and 1994 and balance sheet data as of March 31, 1993, 1994 and 1995 are derived from audited Consolidated Financial Statements not included herein. The selected consolidated statement of operations data for the nine months ended December 31, 1996 and 1997 and balance sheet data as of December 31, 1997 are derived from the Company's unaudited consolidated financial statements included elsewhere in this Prospectus, and include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position as of that date and results of operations for those periods. The results of operations for the nine months ended December 31, 1997 are not necessarily indicative of the results for any future periods. The financial data are qualified by reference to and should be read in conjunction with the Company's Consolidated Financial Statements, related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                                NINE MONTHS ENDED
                                                                         YEAR ENDED MARCH 31,                     DECEMBER 31,
                                                            -----------------------------------------------     -----------------
                                                             1993      1994      1995      1996      1997        1996      1997
                                                            -------   -------   -------   -------   -------     -------   -------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues................................................  $21,603   $24,585   $28,661   $30,241   $37,668     $27,684   $33,871
  Cost of revenues........................................   11,896    11,679    16,389    16,978    20,425      14,641    18,019
                                                            -------   -------   -------   -------   -------     -------   -------
                                                              9,707    12,906    12,272    13,263    17,243      13,043    15,852
  Costs and expenses:
    General and administrative............................    1,628     3,266     5,664     5,213     6,345       4,764     5,048
    Marketing and selling.................................    1,002     1,258     1,583     1,761     2,482       1,844     2,533
    Research, development and engineering.................      473       518       685       890     1,381       1,040       914
                                                            -------   -------   -------   -------   -------     -------   -------
                                                              3,103     5,042     7,932     7,864    10,208       7,648     8,495
                                                            -------   -------   -------   -------   -------     -------   -------
  Income from operations..................................    6,604     7,864     4,340     5,399     7,035       5,395     7,357
  Other income (expense):
    Write-down of investments in joint ventures...........       --        --    (3,011)       --        --          --        --
    Interest expense, net.................................   (1,164)     (916)   (2,402)   (1,846)   (1,836)     (1,456)   (1,368)
    Other income (expense)................................      315       256       139        47       115         (72)       32
                                                            -------   -------   -------   -------   -------     -------   -------
  Income (loss) before provision for income taxes, equity
    in joint ventures and discontinued operations.........    5,755     7,204      (934)    3,600     5,314       3,867     6,021
  Provision for income taxes..............................    2,045     2,479     1,185     1,448     2,099       1,528     2,356
                                                            -------   -------   -------   -------   -------     -------   -------
  Income (loss) before equity in joint ventures and
    discontinued operations...............................    3,710     4,725    (2,119)    2,152     3,215       2,339     3,665
  Equity in net loss of joint ventures....................     (204)     (720)   (1,360)       --        --          --        --
                                                            -------   -------   -------   -------   -------     -------   -------
  Income (loss) from continuing operations................    3,506     4,005    (3,479)    2,152     3,215       2,339     3,665
  Discontinued operations:
    Income (loss) from discontinued operations............      494       189      (115)       --        --          --        --
    Loss on disposition of discontinued operations........       --        --    (1,173)       --        --          --        --
                                                            -------   -------   -------   -------   -------     -------   -------
  Net income (loss).......................................  $ 4,000   $ 4,194   $(4,767)  $ 2,152   $ 3,215     $ 2,339   $ 3,665
                                                            =======   =======   =======   =======   =======     =======   =======
  Pro forma basic net income per share(1).................                                          $  0.66     $  0.48   $  0.63
                                                                                                    =======     =======   =======
  Shares used in computing pro forma basic net income per
    share(1)..............................................                                            4,861       4,861     5,846
                                                                                                    =======     =======   =======
  Diluted net income per share(1).........................                                          $  0.62     $  0.45   $  0.58
                                                                                                    =======     =======   =======
  Shares used in computing diluted net income per
    share(1)..............................................                                            5,165       5,165     6,350
                                                                                                    =======     =======   =======

                                                                             AS OF MARCH 31,                            AS OF
                                                         -------------------------------------------------------     DECEMBER 31,
                                                          1993        1994        1995        1996        1997           1997
                                                         -------     -------     -------     -------     -------     ------------
                                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents............................  $   914     $ 5,945     $ 1,673     $ 9,906     $ 1,957       $ 22,183
  Working capital (deficit)............................    1,306       2,246      (3,576)      3,296      (3,179)        16,364
  Total assets.........................................   47,692      66,861      74,588      84,729      91,667        121,486
  Total liabilities....................................   28,863      35,161      47,546      55,464      59,187         63,329
  Redeemable preferred stock...........................    1,500       1,500       1,500       1,500       1,500             --
  Stockholders' equity.................................   17,329      30,200      25,542      27,765      30,980         58,157

---------------

(1) See Note 1 of Notes to Consolidated Financial Statements included herein for a description of the computation of pro forma basic and diluted net income per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated by the forward-looking statements as a result of certain factors, including, but not limited to, those set forth in Risk Factors and elsewhere in this Prospectus. The Company's fiscal year ends on March 31. The fiscal year ended March 31, 1995 is referred to as fiscal 1995, the fiscal year ended March 31, 1996 is referred to as fiscal 1996, the fiscal year ended March 31, 1997 is referred to as fiscal 1997 and the fiscal year ending March 31, 1998 is referred to as fiscal 1998.

OVERVIEW

     Since its inception, SteriGenics has engaged primarily in the business of operating, designing and developing Gamma facilities to provide contract sterilization and radiation processing services to manufacturers of medical and non-medical products. The Company currently operates 12 Gamma facilities nationwide. In fiscal 1995, the Company opened mega-facilities in Corona, California and Charlotte, North Carolina. In fiscal 1997, the Company opened a mega-facility in Gurnee, Illinois and began operating three additional facilities in Haw River, North Carolina, Rockaway, New Jersey and Salem, New Jersey following its acquisition of certain assets of RTI. In fiscal 1998, the Company began operation of its first MiniCell facility in Hayward, California and opened its second Fort Worth, Texas facility. With the addition of these facilities, the Company's maximum Cobalt 60 capacity has increased from 32 million curies at the end of fiscal 1994 to a current capacity of 101 million curies.

     On December 31, 1997, the Company acquired certain assets of the Nicolet Electron Services Division of ThermoSpectra Corporation for approximately $5.0 million cash and 109,307 shares of the Company's Common Stock. As a result of the acquisition, the Company currently operates one E-Beam facility, located in San Diego, California. The acquisition was accounted for as a purchase.

     In order to more effectively address its customer base, the Company has divided its operations into two divisions: medical and non-medical products. While the Company's primary market continues to be the sterilization of medical products, the Company has increased its focus on the sterilization and processing of non-medical products. The Company has dedicated four of its Gamma facilities to processing primarily non-medical products. In addition, a significant portion of the Company's revenues from its E-Beam facility is generated from the processing of non-medical products.

     The Company's revenues have increased significantly from fiscal 1995 to fiscal 1997 as the Company opened and acquired additional facilities, increased its loaded curies of Cobalt 60 and expanded its customer base. In addition, in recent years the Company generated incremental revenues by offering its customers premium services such as ExCell and GammaSTAT. Revenues are recognized upon completion of the sterilization or processing services.

     The Company's cost of revenues is comprised primarily of the depreciation of Cobalt 60, facilities and equipment; direct labor costs; facilities rental; and costs associated with facility quality assurance personnel. Since Cobalt 60 represents a significant portion of the Company's cost of revenues, Cobalt 60 efficiency and utilization are key determinants of the Company's gross margin. Cobalt 60 is amortized using an accelerated method (approximately 12.3% of net book value per year), which corresponds to its natural decay rate. As the Company periodically increases its installed capacity of Cobalt 60 in existing facilities or when it opens a new facility, it typically has excess capacity for some period of time, which can adversely affect gross margin. Correspondingly, once a facility reaches its break-even point for a given amount of Cobalt 60, there are relatively low costs associated with incremental revenues until such time as the amount of Cobalt 60 is increased. The Company's gross margin is also affected by the mix of standard services and higher margin premium services such as ExCell and GammaSTAT.

     From time to time, the Company has built or expanded facilities. The cost of construction of a facility is reflected as construction-in-progress until start-up of the facility, at which time depreciation commences. Building new facilities requires significant capital investments in building construction, equipment and, for Gamma facilities, in Cobalt 60. In addition to incurring costs associated with Cobalt 60, the Company also incurs incremental personnel costs in the months preceding initial operation and typically incurs substantial personnel and other operating expenses during the first several months of operations. These costs have historically exceeded revenues during the initial months of operation.

     As a result of their own internal procedures, customers often delay qualification and use of a new facility until it has been operational for periods of up to 12 months. As a result, in the past, the Company failed to realize a portion of anticipated revenues for the facility pending such qualification. Qualification generally requires the completion of various audit procedures by a customer's quality assurance personnel. Customers' decisions on timing of qualification of new facilities are based on various issues including internal policies and procedures, work load of internal quality assurance audit personnel and the need for amendments of certain FDA approvals. Certain customers will qualify a new facility shortly after opening, while others may delay for three, six, nine or 12 months depending on various internal issues. The Company generally does not have the ability to expedite this qualification process as the decisions are made independently by the individual customers. See "Risk Factors -- Unpredictability of Future Operating Results; Likely Fluctuations in Quarterly Operating Results."

RESULTS OF OPERATIONS

     The following table provides a breakdown of the Company's consolidated statements of operations on a percentage of revenues basis for the periods indicated:

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                    YEAR ENDED MARCH 31,            DECEMBER 31,
                                                 ---------------------------      ----------------
                                                 1995       1996       1997       1996       1997
                                                 -----      -----      -----      -----      -----
Revenues.......................................  100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues...............................   57.2       56.1       54.2       52.9       53.2
                                                 -----      -----      -----      -----      -----
                                                  42.8       43.9       45.8       47.1       46.8
Costs and expenses:
  General and administrative...................   19.8       17.2       16.8       17.2       14.9
  Marketing and selling........................    5.5        5.8        6.6        6.7        7.5
  Research, development and engineering........    2.4        3.0        3.7        3.7        2.7
                                                 -----      -----      -----      -----      -----
                                                  27.7       26.0       27.1       27.6       25.1
                                                 -----      -----      -----      -----      -----
Income from operations.........................   15.1       17.9       18.7       19.5       21.7
Other income (expense):
  Write-down of investments in joint
     ventures..................................  (10.5)        --         --         --         --
  Interest expense, net........................   (8.4)      (6.1)      (4.9)      (5.2)      (4.0)
  Other income (expense).......................    0.5        0.1        0.3       (0.3)       0.1
                                                 -----      -----      -----      -----      -----
Income (loss) before provision for income
  taxes, equity in joint ventures and
  discontinued operations......................   (3.3)      11.9       14.1       14.0       17.8
Provision for income taxes.....................    4.1        4.8        5.6        5.5        7.0
                                                 -----      -----      -----      -----      -----
Income (loss) before equity in joint ventures
  and discontinued operations..................   (7.4)       7.1        8.5        8.5       10.8
Equity in net loss of joint ventures...........   (4.7)        --         --         --         --
                                                 -----      -----      -----      -----      -----
Income (loss) from continuing operations.......  (12.1)       7.1        8.5        8.5       10.8
Discontinued operations:
  Loss from discontinued operations............   (0.4)        --         --         --         --
  Loss on disposition of discontinued
     operations................................   (4.1)        --         --         --         --
                                                 -----      -----      -----      -----      -----
Net income (loss)..............................  (16.6%)      7.1%       8.5%       8.5%      10.8%
                                                 =====      =====      =====      =====      =====

     NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997

     Revenues. Revenues increased 22.3%, from $27.7 million in the nine months ended December 31, 1996 to $33.9 million in the nine months ended December 31, 1997. This increase is due primarily to higher volume resulting from the operation of the former facilities of RTI for the entire period and the addition of the Gurnee, Hayward and Fort Worth II facilities, increased installed capacity of Cobalt 60 in its existing facilities which enabled the Company to process higher volumes of products, the expansion of the Company's non-medical business and an increase in revenues from the Company's premium services.

     Cost of revenues. Cost of revenues increased from $14.6 million in the nine months ended December 31, 1996 to $18.0 million in the nine months ended December 31, 1997. Gross margin decreased from 47.1% in the nine months ended December 31, 1996 to 46.8% in the nine months ended December 31, 1997. The slight decrease in gross margin was due primarily to costs associated with the opening and initial operation of new facilities in Gurnee, Hayward and Fort Worth, which were substantially offset by greater utilization of the Company's existing facilities. Gross margin has not, to date, been impacted significantly by the mix of revenue derived from the Company's medical and non-medical customers. The Company expects gross margin to fluctuate in future periods, and that it may be negatively impacted as the Company adds facilities and continues to expand its installed capacity of Cobalt 60. The Company's cost of revenues is subject to fluctuations based upon changes in currency exchange rates between the U.S. dollar and the Canadian dollar because payments under certain of the Company's Cobalt 60 operating leases are payable in Canadian dollars.

     General and administrative. General and administrative expenses increased 6.0%, from $4.8 million in the nine months ended December 31, 1996 to $5.0 million in the nine months ended December 31, 1997. The increase was primarily attributable to the operation of additional facilities. As a percentage of revenues, these expenses decreased from 17.2% to 14.9% in the nine months ended December 31, 1996 and 1997, respectively. The decrease in general and administrative expenses as a percentage of revenue was primarily due to economies of scale achieved as the Company's revenues increased. The Company expects general and administrative expenses will increase as the Company adds facilities and incurs additional costs related to being a public company.

     Marketing and selling. Marketing and selling expenses increased 37.4%, from $1.8 million in the nine months ended December 31, 1996 to $2.5 million in the nine months ended December 31, 1997. As a percentage of revenues, these expenses increased from 6.7% to 7.5% in the nine months ended December 31, 1996 and 1997, respectively. This increase was primarily attributable to increased sales and marketing personnel at the facility and corporate level and increased travel and advertising expenses. The Company expects marketing and selling expenses will continue to increase in absolute dollars.

     Research, development and engineering. Research, development and engineering expenses decreased 12.1% from $1.0 million in the nine months ended December 31, 1996 to $914,000 in the nine months ended December 31, 1997. The decrease was primarily attributable to a reduction in professional fees associated with project development, as well as a reduction in travel costs. As a percentage of revenues, these expenses decreased from 3.7% to 2.7% in the nine months ended December 31, 1996 and 1997, respectively. The Company expects research, development and engineering expenses will increase in absolute dollars as new projects are developed.

     Other income (expense). Net interest expense decreased 6.0% from $1.5 million in the nine months ended December 31, 1996 to $1.4 million in the nine months ended December 31, 1997. The decrease in net interest expense resulted from higher interest income on the higher average cash balances during the nine months ended December 31, 1997, which was offset in part by higher interest rates on certain of the Company's Industrial Revenue Bonds ("IRBs"). Other expense includes an estimated loss on investment for the nine months ended December 31, 1996.

     Provision for income taxes. The provision for income taxes for the nine months ended December 31, 1996 and 1997 differs from the statutory rate primarily due to state income taxes. The Company's net deferred tax liabilities in the nine months ended December 31, 1996 and 1997 relate primarily to accelerated tax depreciation taken in excess of book depreciation.

     Year 2000 Compliance. The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Management is in the process of working with its software vendors to assure that the Company is prepared for the year 2000. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. The Company is currently implementing an upgrade to its management information system that the Company believes is year 2000 compliant. Any year 2000 compliance problem of either the Company or its suppliers or customers could materially adversely affect the Company's business, results of operations, financial condition and prospects.

     Adoption of new accounting standards. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which was adopted by the Company on December 31, 1997. Upon adoption, the Company was required to change the method currently used to compute earnings per share and to restate all prior periods.

     In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") and No. 131, "Disclosures About Segments of An Enterprise and Related Information" ("FAS 131"). FAS 130 establishes rules for reporting and displaying comprehensive income. FAS 131 will require the Company to use the "management approach" in disclosing segment information. Both statements are effective for the Company during fiscal 1999. The Company believes that the adoption of either FAS 130 or FAS 131 will not have a material impact on its results of operations, cash flows, financial position or prospects.

     FISCAL YEARS ENDED MARCH 31, 1995, 1996 AND 1997

     Revenues. Revenues increased 5.5%, from $28.7 million in fiscal 1995 to $30.2 million in fiscal 1996 and 24.6% to $37.7 million in fiscal 1997. Revenues increased from fiscal 1995 to fiscal 1996 primarily as a result of a full year of operations for the Company's Charlotte and Corona facilities and increased installed capacity of Cobalt 60 in its existing facilities, which enabled the Company to process higher volumes of products. Revenues in fiscal 1997 increased primarily as a result of the addition of the former RTI facilities and the Gurnee facility, increased installed capacity of Cobalt 60 in its existing facilities, which enabled the Company to process higher volumes of products, the expansion of the Company's non-medical business and an increase in revenues from the Company's premium services. Growth in revenues attributable to premium services in fiscal 1997 contributed to the Company's ability to maintain its revenues per curie despite opening new facilities. One customer, Baxter International Inc. ("Baxter"), accounted for approximately 13% of revenues during fiscal 1995 and 1996. No customer accounted for more than 10% of revenues during fiscal 1997 due to a restructuring of Baxter, which resulted in its processing volume being divided between two companies.

     Cost of revenues. Cost of revenues increased from $16.4 million in fiscal 1995 to $17.0 million in fiscal 1996 and $20.4 million in fiscal 1997. Gross margin increased from 42.8% in fiscal 1995 to 43.9% in fiscal 1996 and 45.8% in fiscal 1997. The increase in gross margin from fiscal 1995 to fiscal 1996 was primarily attributable to greater utilization of facilities opened in fiscal 1995 that enabled the Company to leverage the fixed costs associated with such facilities. The increase in gross margin from fiscal 1996 to fiscal 1997 was primarily attributable to greater utilization of the Company's existing facilities and a higher percentage of revenue attributable to premium services, which were offset in part by the impact of the opening of the Gurnee facility and transition of the former RTI facilities. The Company expects gross margin to fluctuate in future periods, and that it may be negatively impacted to the extent the Company adds facilities and continues to expand its installed capacity of Cobalt 60. The Company's cost of revenues is subject to fluctuations based upon changes in currency exchange rates between the U.S. dollar and the Canadian dollar because payments under certain of the Company's Cobalt 60 operating leases are payable in Canadian dollars (approximately $1.3 million remaining at March 31, 1997 at then current exchange rates).

     General and administrative. General and administrative expenses decreased 8.0%, from $5.7 million in fiscal 1995 to $5.2 million in fiscal 1996 and increased 21.7% to $6.3 million in fiscal 1997. As a percentage of revenues, these expenses decreased from 19.8% to 17.2% and 16.8% in fiscal 1995, 1996 and 1997, respectively. The decrease from fiscal 1995 to fiscal 1996 was primarily attributable to higher legal expenses in fiscal 1995 relating to the Company's litigation with the DOE. The increase in absolute dollars from fiscal 1996 to fiscal 1997 was primarily attributable to increased headcount at the facility level as four new facilities (including the three former RTI facilities) were added during the fiscal year and, to a lesser extent, related increases in corporate overhead. The decrease in general and administrative expenses as a percentage of revenue from fiscal 1996 to fiscal 1997 was primarily due to economies of scale achieved as the Company's revenues increased, which were offset in part by costs related to the Company's acquisition of certain assets of RTI. The Company expects general and administrative expenses will increase in absolute dollars as the Company adds facilities and incurs additional costs related to being a public company.

     Marketing and selling. Marketing and selling expenses increased 11.2%, from $1.6 million in fiscal 1995 to $1.8 million in fiscal 1996 and increased 40.9% to $2.5 million in fiscal 1997. As a percentage of revenues, these expenses increased from 5.5% to 5.8% and 6.6% in fiscal 1995, 1996 and 1997, respectively. The increase from fiscal 1995 to fiscal 1996 was primarily attributable to the addition of sales and marketing personnel at the facility level and, to a lesser extent, higher travel and advertising expenses. The increase in fiscal 1997 was primarily attributable to increased sales and marketing personnel at the facility and corporate level and, to a lesser extent, higher travel and advertising expenses. Additional headcount at the corporate level enabled the Company to focus on large national customers as well as new non-medical markets. The Company expects marketing and selling expenses will continue to increase in absolute dollars.

     Research, development and engineering. Research, development and engineering expenses increased 29.9%, from $685,000 in fiscal 1995 to $890,000 in fiscal 1996 and increased 55.2% to $1.4 million in fiscal 1997. As a percentage of revenues, these expenses increased from 2.4% to 3.0% and 3.7% in fiscal 1995, 1996 and 1997, respectively. The increase from fiscal 1995 to fiscal 1996 is primarily attributable to salary and related expenses for additional design and systems engineers as the Company expanded its internal process and design engineering capabilities. The increase in fiscal 1997 was primarily attributable to the addition of engineering personnel and, to a lesser extent, increased travel expenses related to the installation of new systems. The Company expects research, development and engineering expenses will continue to increase in absolute dollars.

     Investments in joint ventures. Through December 1994, the Company had invested a total of approximately $4.7 million for 35% of the common stock of China Biotech Corporation ("China Biotech"), a joint venture formed to provide contract sterilization services in Taichung, Taiwan. During fiscal 1995, based upon revised market data and issues related to the Company's minority position in the joint venture, the Company determined that the carrying value of this investment would not be realized. Accordingly, the Company recorded a write-down of the carrying value of $2.2 million in fiscal 1995. The Company's investment in China Biotech was accounted for under the equity method with losses of $1.3 million recorded through fiscal 1995. During fiscal 1996 and 1997, although China Biotech generated losses, the Company did not record its share of these losses as the carrying value of the investment continued to be less than its share of the net assets of China Biotech. In January 1997, the Company sold the majority of its holdings in China Biotech for $1.2 million, resulting in no gain or loss.

     As of March 31, 1995, the Company had invested a total of approximately $1.8 million for 35% of the common stock of PT Perkasa SteriGenics, a joint venture formed to provide sterilization services in Indonesia. The Company's investment in PT Perkasa SteriGenics was also accounted for under the equity method with losses of $960,000 recorded through fiscal 1995. During fiscal 1995, the Company decided to withdraw from its investment in PT Perkasa SteriGenics and wrote off the remaining carrying value of its investment of $860,000 to reflect what it believed to be a total and permanent impairment in the value of the asset.

     Other income (expense). Net interest expense decreased 23.2%, from $2.4 million in fiscal 1995 to $1.8 million in fiscal 1996 and remained relatively unchanged at $1.8 million in fiscal 1997. The majority of the decrease from fiscal 1995 to fiscal 1996 relates to interest charges recorded in fiscal 1995 associated with various potential state and local non-income tax liabilities identified and reserved in fiscal 1995. Net interest expense remained relatively unchanged from fiscal 1996 to fiscal 1997 as higher levels of borrowings were offset by lower interest rates on tax-free IRB financing ($31.5 million at 3.6% and 3.7% and $750,000 at a fixed interest rate of 10.0% at March 31, 1997), which replaced higher rate bank financing and other debt. As a percentage of revenue, interest expense decreased from 8.4% to 6.1% and 4.9% in fiscal 1995, 1996 and 1997, respectively. The maximum aggregate amount of tax-free IRBs that the Company may issue is $40.0 million. Once the Company has issued the maximum amount of tax-free IRBs, it will be required to obtain any additional financing through higher cost funding sources. The Company's interest expense fluctuated with changes in currency exchange rates between the U.S. dollar and the Canadian dollar because payments under certain of the Company's Cobalt 60 capital leases were payable in Canadian dollars (all such amounts had been paid at March 31, 1997). To date, the effect of currency fluctuations has not been material to the Company. The Company does not currently engage in hedging transactions to mitigate this risk.

     Provision for income taxes. The provision for income taxes for fiscal 1995 relates primarily to unbenefited capital losses related to investments in foreign joint ventures. In fiscal 1996 and fiscal 1997, the total provision for income taxes differs from the statutory rate primarily due to state income taxes and increased consecutively from fiscal 1995 as a result of the Company's increasing profitability. The Company's net deferred tax liabilities in fiscal 1996 and fiscal 1997 relate primarily to tax depreciation taken in excess of book depreciation.

     Discontinued operations. The Company entered into the aerosol business as an ancillary business to its sterilization of eyecare solutions in its Decatur facility. This business was profitable until the Company was required to shut down the irradiator at its Decatur facility due to Cesium contamination. During fiscal 1995, the Company discontinued its manufacture and sale of aerosol saline solution for contact lens care and sold the associated assets. During fiscal 1995 the Company recorded losses of $1.3 million associated with the disposal and discontinuation of this operation. See "Risk Factors -- Environmental and Related Risks."

QUARTERLY RESULTS

     The following tables set forth consolidated statements of operations data for the eight quarters in the period ended December 31, 1997. This information has been derived from unaudited consolidated financial statements that, in the Company's opinion, reflect all normal recurring adjustments that the Company considers necessary for a fair presentation of the results of operations in the quarterly periods. The data set forth should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for future quarters.

                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                 MARCH 31,     JUNE 30,    SEPT. 30,   DEC. 31,   MARCH 31,     JUNE 30,    SEPT. 30,    DEC. 31,
                                    1996         1996        1996        1996        1997         1997         1997        1997
                                 ----------   ----------   ---------   --------   ----------   ----------   ----------   --------
                                                                (IN THOUSANDS, EXCEPT PERCENTAGES)
Revenues.......................    $8,105       $8,164      $ 9,863     $9,657      $9,984      $ 10,751     $ 11,271    $11,849
Cost of revenues...............     4,385        4,297        4,846      5,498       5,784         5,801        5,895      6,323
                                   ------       ------       ------     ------      ------       -------      -------    -------
Gross margin...................     3,720        3,867        5,017      4,159       4,200         4,950        5,376      5,526
  As a percentage of
    revenues...................     45.9%        47.4%        50.9%      43.1%       42.1%         46.0%        47.7%      46.6%
Costs and expenses:
  General and administrative...     1,384        1,417        1,820      1,527       1,581         1,637        1,623      1,788
  Marketing and selling........       528          560          708        576         638           823          859        851
  Research, development and
    engineering................       218          273          386        381         341           312          294        308
                                   ------       ------       ------     ------      ------       -------      -------    -------
                                    2,130        2,250        2,914      2,484       2,560         2,772        2,776      2,947
                                   ------       ------       ------     ------      ------       -------      -------    -------
Income from operations.........     1,590        1,617        2,103      1,675       1,640         2,178        2,600      2,579
  As a percentage of
    revenues...................     19.6%        19.8%        21.4%      17.3%       16.4%         20.2%        23.1%      21.8%
Other income (expense):
  Interest expense, net........      (435)        (459)        (472)      (525)       (380)         (581)        (472)      (315)
  Other income (expense).......         7            7         (293)       214         187            15           14          3
                                   ------       ------       ------     ------      ------       -------      -------    -------
Income before provision for
  income taxes.................     1,162        1,165        1,338      1,364       1,447         1,612        2,142      2,267
  Provision for income taxes...       485          461          528        539         571           637          835        884
                                   ------       ------       ------     ------      ------       -------      -------    -------
Net income.....................    $  677       $  704      $   810     $  825      $  876      $    975     $  1,307    $ 1,383
                                   ======       ======       ======     ======      ======       =======      =======    =======
  As a percentage of
    revenues...................      8.4%         8.6%         8.2%       8.5%        8.8%          9.1%        11.6%      11.7%
                                   ======       ======       ======     ======      ======       =======      =======    =======

     Quarterly Fluctuations. Revenues increased from the quarter ended June 30, 1996 to the quarter ended September 30, 1996, primarily as a result of the addition of the three former RTI facilities. General and administrative expenses also increased between these periods due to additional legal and accounting expenses incurred in the RTI acquisition. Gross margin decreased in the quarter ended December 31, 1996 due to expenses relating to the new Gurnee facility. Gross margin increased from the quarter ended March 31, 1997 to the quarter ended June 30, 1997 primarily as a result of greater utilization of the Company's new and existing facilities. Marketing and selling expenses increased from the quarter ended March 31, 1997 to the quarter ended June 30, 1997 due primarily to the addition of sales and marketing personnel at both the corporate and facility levels and, to a lesser extent, increased travel expenses.

     The Company has experienced, and expects to continue to experience, significant fluctuations in revenues and operating results from quarter to quarter. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. In addition, there can be no assurance that the Company's revenues will grow or be sustained in future periods or that the Company will maintain its current profitability in the future. A significant component of such quarterly fluctuations results from fluctuations in the demand by the Company's customers for sterilization and radiation processing services due to varying manufacturing cycles, changes in demand for customers' products and seasonality related to growth cycles for spices and herbs and decreased demand during the third fiscal quarter and the first part of the fourth fiscal quarter due to the holiday season. Other factors that could cause the Company's operating results to vary significantly from period to period include volatility in the market for medical devices; the ability of the Company to deliver services in a timely and cost effective manner; the ability of the Company to expand successfully in the non-medical sterilization and radiation processing market; the ability to effectively integrate and successfully expand its recently acquired E-Beam business; the timing and size of orders from the Company's customer base; the ability of the Company to obtain supplies of Cobalt 60 on a timely basis and at a reasonable cost; fluctuations in currency exchange rates because payments under certain of the Company's Cobalt 60 capital and operating leases are payable in Canadian dollars; fluctuations in the costs of electricity for the Company's E-Beam business; loss of processing time due to maintenance; the costs associated with customer product being damaged as a consequence of overdosing and other factors; changes in interest rates; regulatory matters; and litigation, acquisitions and other extraordinary events.

     The Company's results of operations are also influenced by competitive factors, including the pricing and availability of the Company's and competing sterilization and radiation processing services; the acceptance of Gamma and E-Beam radiation as a means of sterilizing and processing products as opposed to other technologies; the ability of the Company's competitors to obtain orders from the Company's customers; the establishment of in-house sterilization capabilities by the Company's customers; the acquisition of the Company's customers by entities that do not use the Company's services; the timing of new service or technology announcements and releases by the Company and its competitors; and the entry of new competitors into the market for sterilization and radiation processing services. A large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If revenues do not meet the Company's expectations, the Company's fixed expenses would exacerbate the adverse effect of such a shortfall on net income. See "Risk
Factors -- Unpredictability of Future Operating Results; Likely Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     In August 1997, the Company completed its initial public offering of Common Stock, raising approximately $21.4 million, net of expenses. Prior to the initial public offering, the Company has financed its operations with cash from operations, capital leases, IRB and bank financing, and the private placement of equity securities. At December 31, 1997, the Company had $22.2 million in cash and cash equivalents and $16.4 million in working capital.

     Net cash provided by operating activities was $8.7 million, $11.0 million, $12.2 million and $11.6 million in fiscal 1995, 1996 and 1997 and the nine months ended December 31, 1997, respectively. Net cash provided by operating activities in fiscal 1995 consisted primarily of depreciation and amortization, a write-down of investments in joint ventures and a deferred tax liability, which were offset in part by losses from operations and a deferred tax asset. Net cash provided by operating activities in fiscal 1996, fiscal 1997 and the nine months ended December 31, 1997 was primarily attributable to net income plus depreciation and amortization.

     Net cash used in investing activities was $15.6 million, $7.6 million, $19.1 million and $13.6 million in fiscal 1995, 1996 and 1997 and the nine months ended December 31, 1997, respectively, primarily attributable to the purchase of property, plant and equipment (including Cobalt 60) and, for the nine months ended December 31, 1997, the assets acquired in the Nicolet Acquisition.

     Net cash provided by (used in) financing activities was $2.6 million, $4.7 million, $(1.0) million and $22.3 million in fiscal 1995, 1996 and 1997 and the nine months ended December 31, 1997, respectively. Net cash provided by financing activities in fiscal 1995 was generated primarily from the financing of Cobalt 60 purchases from Nordion. Net cash provided by financing activities in fiscal 1996 was generated primarily from an increase in IRB financing ($9.0 million) offset in part by the repayment of bank and Cobalt 60 financing. Net cash used in financing activities in fiscal 1997 was primarily attributable to repayment of a term loan and Cobalt 60 financing, offset in part primarily by increases in IRB financing. Net cash provided by financing activities for the nine months ended December 31, 1997 was primarily attributable to net proceeds of $21.4 million from the Company's initial public offering in August 1997, and an increase in IRB financing, offset in part by the repayment of bank and Cobalt 60 financing.

     Noncash financing activities included the acquisition of Cobalt 60 through capital leases totaling $7.8 million, $2.4 million and $2.5 million in fiscal years 1995, 1996 and 1997, respectively. These leases have terms of 15 years.

     The Company has a $3.5 million revolving line of credit with a bank, with a variable interest rate (8.5% at December 31, 1997), collateralized by certain assets of the Company. The line of credit is payable on demand, and at December 31, 1997, no amount was outstanding under this line of credit. The payment of cash dividends on the Company's Common Stock is limited by the terms of Company's revolving line of credit.

     At December 31, 1997, the Company had $36.5 million in IRB financing which bears interest at market rates (either 4.4% or 4.5% at December 31, 1997) and $500,000 in IRB financing which bears interest at a fixed rate of 10.0%. The Company intends to use a portion of the net proceeds from this offering to repay the fixed-rate IRB. For a description of the terms of the individual IRBs, see "Business -- Leases and Financing Terms." The IRBs are collateralized by certain assets of the Company at December 31, 1997 and by letters of credit with a bank. The Company is able to issue only $3.0 million of additional tax-free IRBs until it reaches the maximum aggregate tax-free IRB limit of $40.0 million. Thereafter, the Company will be required to obtain any additional financing through higher cost funding sources. See "Risk Factors -- Substantial Debt."

     The Company had capital expenditures of $16.5 million, $7.2 million, $18.6 million and $7.6 million in fiscal 1995, 1996 and 1997 and the nine months ended December 31, 1997, respectively. The Company currently expects to make capital expenditures of approximately $18.0 million through the end of fiscal 1999.

     SteriGenics believes that the net proceeds of this offering, together with existing cash balances, cash expected to be generated from operations and available credit facilities, will be sufficient to fund the Company's anticipated capital expenditures and operations at least through the end of fiscal 1999. There can be no assurance that adequate sources of capital will be available in the future or, if available, will be on terms acceptable to the Company. See "Risk Factors -- Need for Additional Capital."

     The Company believes that success in its industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they may arise. The Company may, from time to time, invest in or acquire complementary business, products or technologies. The Company may effect additional equity or debt financing to fund such activities. The sale of additional equity or convertible debt could result in additional dilution to the Company's shareholders.

                                    BUSINESS

OVERVIEW

     SteriGenics International, Inc. ("SteriGenics" or the "Company") is a provider of high quality contract sterilization and radiation processing services, with over 19 years of experience in the operation, design and development of Gamma irradiation ("Gamma") facilities. The Company operates 12 Gamma facilities and one electron beam radiation ("E-Beam") facility nationwide serving over 1,000 customers, primarily in the medical products market. SteriGenics has expanded its presence in the medical products sterilization market through the opening and acquisition of new facilities, addition of new customers and conversion of products of new and existing customers from ethylene oxide gas ("EtO") sterilization to Gamma sterilization. In recent years, the Company has expanded into various non-medical sterilization and processing markets. The Company recently expanded its technology base into E-Beam with the acquisition in December 1997 of certain assets of the Nicolet Electron Services Division of ThermoSpectra Corporation (the "Nicolet Acquisition"). The Company's objective is to be the leading provider of high quality contract sterilization and radiation processing services for manufacturers of medical and non-medical products.

INDUSTRY BACKGROUND

     COMMERCIAL STERILIZATION

     Sterilization is an essential step in the manufacturing process across a number of industries for health, safety, regulatory and economic reasons. A broad range of single-use, prepackaged medical products as well as consumer products are required under government regulations in the U.S. and many other developed countries to be sterile or to have minimal microbial levels. In addition, other products such as spices and herbs, cosmetics and food packaging material are sterilized to improve shelf-life and address potential product liability concerns. In order to provide safe and sterile products and to comply with applicable government regulations, manufacturers have either developed their own in-house or "captive" sterilization capabilities ("captive processors") or have had their products processed by a provider of contract sterilization services ("contract processors"). The two most widely used methods of commercial sterilization are Gamma and EtO sterilization. A third alternative, E-Beam sterilization, is primarily utilized for lower density products.

     Gamma Sterilization. Gamma sterilization is accomplished by exposing products or materials to Cobalt 60, an isotope that emits Gamma radiation. The exposure sterilizes the product by disrupting the DNA structure of microorganisms on or within the product, thereby eliminating their ability to reproduce. Gamma radiation is generated by the spontaneous decay of radioactive isotopes. Because Cobalt 60 decays at a constant rate, its effect on exposed products is highly predictable. While Cobalt 60 emits radioactive energy, this energy does not cause exposed substances to become radioactive. As a result, products exposed to Cobalt 60 have no residual radioactivity and can be safely shipped to customers immediately after processing.

     Gamma sterilization is a one-step process that does not require any preconditioning or post-processing treatment of the product. In a typical commercial Gamma facility, packaged products are loaded onto conveyer systems which transport the products through an irradiation chamber or "cell." The radiation dose applied to the product is determined by the amount of Cobalt 60 (measured in curies) in the cell, the distance from the radiation source and the duration of exposure to the radiation source. The dose received is verified by reading a dose monitor ("dosimeter") that is placed on product containers.

     Commercial use of Gamma as a means of sterilization began in the early 1960s as several large medical products manufacturers installed irradiators at their facilities. However, widespread use of Gamma sterilization did not occur until the 1980s when radiation compatible plastics became readily available for use in products and packaging materials. As a result, the use of Gamma sterilization has increased significantly over the past ten years as medical products manufacturers have converted the sterilization method used for certain products from EtO to Gamma and have increasingly used Gamma to process newly developed products.

     EtO Sterilization. EtO sterilization is accomplished by exposing products to EtO gas in a three-step process: (i) preconditioning, involving an increase in temperature and humidity to ensure that microorganisms are active and therefore more susceptible to the effects of gas sterilization,
(ii) fumigation of the product in a vacuum chamber and (iii) aeration of the product to allow the gas residue to dissipate to acceptable levels. During the fumigation phase, active microorganisms that absorb a sufficient amount of the EtO gas are killed. EtO processing requires careful monitoring and control of numerous variables including time, temperature, humidity, pressure, gas concentration and vacuum. Because of these multiple variables, biological indicators need to be placed in a number of locations within the product containers and tested in a biological laboratory to verify the desired reduction in microbial levels.

     Through the early 1980s, the volume of medical products, consumer products and spices and herbs processed with gas fumigation steadily increased. During this time, a large number of medical products manufacturers built EtO sterilization chambers in their facilities. Beginning in the late 1970s, several governmental limitations were placed on gas fumigation due to the discovery that EtO was a mutagenic substance with possible carcinogenic properties and that freon, a stabilizing agent mixed with EtO, was a major cause in the depletion of the ozone layer. Increased governmental regulation eventually led to higher costs and longer processing times for EtO sterilization. The subsequent U.S. ban on the production and importation of freon increased the risks and costs of handling and storing EtO since EtO is more volatile in its pure form. As a result of these increased costs and concerns of manufacturers about worker exposure, many manufacturers sought to outsource their sterilization processes to contract sterilizers using either Gamma or EtO.

     E-Beam Sterilization. E-Beam sterilization is accomplished by exposing a product for a predetermined time to a high-energy electron beam which disrupts various chemical and biological bonds in a microorganism, rendering the exposed product sterile. The first E-Beam sterilization system was developed in the 1950s. However, E-Beam sterilization has been largely limited to products with lower densities or which contain materials that are adversely affected by Gamma radiation. The limitations of E-Beam result from its limited ability to penetrate various materials and related dosimetry problems. However, E-Beam may have future applicability in the food products market given the lower dosage of radiation required to sterilize such products.

     COMPARISON OF PRIMARY STERILIZATION TECHNOLOGIES

     Although E-Beam is used for certain sterilization applications, the primary technologies used for sterilization are Gamma and EtO. Gamma has a number of advantages over the use of EtO under normal operating conditions, including uniform dosing, predictability, reduced processing times, enhanced flexibility, ease of handling and less environmental impact. Gamma is able to penetrate all forms of materials, including metals and glass, thereby providing uniform dosing throughout a given container. In addition, the effect of Gamma sterilization is inherently more predictable than the effect of EtO sterilization since, for a given amount of Cobalt 60, time and distance from the source are the only variables that must be controlled in the process. In contrast, EtO sterilization requires more complex monitoring and control of variables such as temperature, humidity pressure and gas concentration. Furthermore, while industry average turn-around time (measured from intake of the product to shipment back to the manufacturer) for Gamma sterilization is three to five working days, products are typically processed using Gamma in less than eight hours. Due to the three-step EtO process, the processing time for EtO generally ranges from seven to 14 days, with turn-around time being slightly longer. The significantly shorter processing time required for Gamma provides far greater flexibility for both processors and their customers. Gamma also has less environmental impact than EtO under normal operating conditions since there are no chemical residuals on the sterilized product or emissions released by either the process or the sterilized product. Gamma does however require the disposal of the spent Cobalt
60. The potential liabilities associated with EtO include worker exposure to the EtO gas and the risk of fire or explosion due to the volatile nature of the EtO gas. Potential liabilities associated with Gamma include worker exposure and radioactive contamination resulting from the use of Cobalt 60. The Company believes that the total processing cost of sterilizing products using EtO or Gamma does not differ significantly based on current market conditions. While the relative magnitude of particular costs differs between EtO and Gamma processing, the aggregate costs of both technologies are primarily costs related to facilities and capital equipment, labor, relevant processing materials and regulatory compliance. However, the acquisition of a sufficient amount of Cobalt 60 to load a facility involves significant capital expenditures which are amortized over the useful life of the Cobalt 60, as opposed to EtO, which can be purchased as it is consumed. Therefore, the acquisition of Cobalt 60 requires a higher level of upfront cash expenditures and/or lease or other financing than the acquisition of EtO.

     One factor that has limited the use of Gamma to date has been the compatibility of radiation with certain plastics and other materials that may discolor, deform or become brittle when exposed to Gamma. In addition, Gamma cannot be used to sterilize multiple product surgical kits if they contain any item that is not Gamma compatible or medications that have not been approved by the United States Food and Drug Administration (the "FDA") for Gamma sterilization.

     As a result of the many benefits of Gamma, there has been an ongoing conversion of existing products from EtO to Gamma, and new medical products are increasingly being developed using radiation compatible materials. However, the rate of this conversion has been impacted by the cost and administrative burden associated with conversion of certain products from EtO to Gamma, particularly for products which are subject to FDA pre-market approvals.

     The following table sets forth various comparisons of Gamma and EtO sterilization:

----------------------------------------------------------------------------------------------
        CONSIDERATION                       GAMMA                            ETO
----------------------------------------------------------------------------------------------
  Industry average turn-around  3-5 days                        8-15 days
    time
----------------------------------------------------------------------------------------------
  Total processing time         Less than 8 hours               7-14 days

     - Preconditioning          - None                          - 1-3 days
     - Processing               - Less than 8 hours             - 1-2 days
     - Post-processing          - None                          - 5-10 days of aeration
----------------------------------------------------------------------------------------------
  Product design                No restrictions                 Limited sealed cavities
----------------------------------------------------------------------------------------------
  Materials compatibility       Must be radiation compatible    Can be used on variety of
                                                                materials
----------------------------------------------------------------------------------------------
  Product packaging             Must be radiation compatible    Permeable materials only
                                No stress placed on seals       Seals must withstand pressure
                                                                and vacuum
----------------------------------------------------------------------------------------------
  Processing variables          Time                            Time
                                Distance from Cobalt 60 source  Temperature
                                Curies of Cobalt 60             Humidity
                                                                Pressure
                                                                Gas concentration
                                                                Vacuum
----------------------------------------------------------------------------------------------
  Post-sterilization testing    Dosimeter reading at end of     Biological indicators tested
  for                           processing                      in
    dose verification                                           laboratory
----------------------------------------------------------------------------------------------
  Environmental impact of       No residue on product           EtO residue remains on product
    processing                  No release into the atmosphere  Release of EtO during aeration
                                Disposal of spent Cobalt 60     Handling of flammable and
                                                                explosive EtO gas
----------------------------------------------------------------------------------------------
  Price of services             0.1-3.0% of unit manufacturing  0.1-3.0% of unit manufacturing
                                cost                            cost
----------------------------------------------------------------------------------------------

     RADIATION PROCESSING

     While E-Beam to date has only accounted for a small percentage of the sterilization market, it has been the primary technology used in many segments of the radiation processing market. Radiation processing is accomplished by exposing materials to either E-Beam or Gamma radiation to alter their physical properties at the molecular level. E-Beam and Gamma are both used for a variety of processing applications including altering various industrial compounds, cross-linking polymers and teflon breakdown. Higher energy E-Beam accelerators are also used for applications such as altering the switching speeds of certain semiconductors and colorization of certain gemstones.

THE STERILIZATION AND RADIATION PROCESSING MARKET

     The sterilization and radiation processing market consists of independent suppliers of sterilization and radiation processing services and certain large manufacturers that have in-house sterilization capabilities. Although there are no published industry statistics and precise numbers are difficult to determine, the Company estimates that the U.S. market for contract sterilization and radiation processing services (including Gamma, EtO and E-Beam) was approximately $170 million in 1996 and that a similar volume of product was processed by captive processors. Of the U.S. contract sterilization market, the Company estimates that in 1996 approximately 40% to 45% was Gamma, 50% to 55% was EtO and 5% was E-Beam. There is also a significant market for sterilization and radiation processing services outside of the U.S. In the international market, EtO maintains a significantly larger share of the market than Gamma.

     In determining the total cost of various sterilization services, manufacturers must consider not only the cost of the actual sterilization services, but also the cost of transportation and cost of processing time. As a result, manufacturers typically do not send product for sterilization beyond a 300-mile radius since the cost of transportation would likely exceed the cost of sterilization, which typically ranges from 0.1% to 3.0% of unit manufacturing cost for medical products. Because of these limitations, contract sterilizers have needed to strategically locate their facilities in close proximity to their customer base. In contrast, with respect to the radiation processing market, manufacturers of materials such as certain industrial compounds, semiconductors and gemstones are often willing to ship products longer distances for processing since the cost of transportation and processing account for a smaller percentage of the unit manufacturing cost.

     The Company believes there are a number of manufacturing trends that may have a significant impact on contract providers of Gamma sterilization services. The first trend is closer coordination between manufacturers and their suppliers in order to reduce inventory exposure, improve the manufacturer's level of service to its customers and to facilitate new product launches. By closely coordinating the sterilization process with the manufacturing process, the planning of production is simplified and the number of days of raw materials and finished goods inventory can be reduced. As a result, manufacturers are increasingly demanding shorter turn-around times for sterilization services. The second of such trends is the "outsourcing" of non-core elements of the manufacturing process where services can be obtained from third party providers on a more cost-effective basis. While several large corporations continue to perform either all or a portion of their sterilization in-house, the trend has been away from building in-house sterilization capacity due to cost, safety, flexibility and regulatory issues associated with maintaining an in-house irradiator or EtO chamber. Finally, an emerging concept is "in-house outsourcing," utilizing third party contractors to provide services within a manufacturer's own facility. This emerging concept has the potential to provide the cost advantages and core-business focus of outsourcing, while also providing benefits such as reduction of finished goods inventory, elimination of transportation costs and greater control associated with a captive facility.

     MEDICAL PRODUCTS STERILIZATION MARKET

     The medical portion of the sterilization market includes manufacturers of single-use medical products. The types of products sterilized include items such as syringes, needles, scalpels, dental implants, hospital packs, gloves, gowns, bandages, cotton balls, cotton swabs, cotton gauze, cotton towels, surgical drapes, surgical kits, suture staples, specimen bottles, intravenous tubes and bottles, blood collection devices, drug packaging materials, orthopedic implants, petri dishes, contact lenses, and eyecare solutions. Based upon industry sources, the Company estimates that the U.S. market for contract sterilization of these types of medical products was approximately $130 million in 1996.

     NON-MEDICAL PRODUCTS STERILIZATION MARKETS

     The market for sterilization and radiation processing of non-medical products includes a diverse group of products. Growth in these markets is primarily being driven by concerns over health risks and potential product liability as well as economic considerations such as losses due to infestation and spoilage. In addition, concerns over foodborne illnesses have contributed to an increased awareness of the need for sterilization. While the vast majority of the processing of non-medical products is currently done with EtO, the percentage being processed using Gamma or E-Beam sterilization has increased in recent years. A number of manufacturers have converted to Gamma sterilization for their products since Gamma does not leave any chemical residues and is better able to penetrate products such as spices and cosmetics which are often processed in bulk. The following are the primary non-medical products being processed using all of the various methods:

     Spices and Herbs. Spices and herbs constitute the largest portion of the current non-medical sterilization market. According to The American Spice Trade Association, of the approximately 850 million pounds of spices sold in the U.S. in 1995, approximately 300 million pounds were processed using Gamma or EtO to extend shelf-life and/or reduce microorganisms. Examples include black pepper, garlic, nutmeg, mustard seed, paprika and cinnamon.

     Cosmetics. Cosmetics often require processing to reduce microorganisms in either finished goods or certain cosmetic ingredients that have naturally high microbial content. Examples include shampoo, eye make-up remover, mascara and compounds used in lipstick.

     Food Packaging Products. As the market for prepackaged foods has grown, increasing the shelf-life of these products has become a critical economic issue. By reducing the microbial count in the packaging material, producers are able to reduce the risk that microorganisms contained in the packaging material will come into contact with the food product and reduce its shelf-life. Examples include milk cartons and meat packaging materials.

     MATERIALS PROCESSING MARKET

     The materials processing market is comprised of a large number of distinct segments which can be addressed using E-Beam or Gamma technology. Due to the fragmented nature of the market, and the large number of existing and potential applications, market size is difficult to estimate. Current markets include the processing of various industrial compounds, cross-linking of polymers and the breakdown of teflon. In addition, E-Beam radiation is used to process certain semiconductor wafers and to colorize various gemstones.

     POTENTIAL MARKETS

     In recent years there has been increased interest in evaluating food irradiation in light of the heightened public concern over outbreaks of E. coli, salmonella and other foodborne pathogens. As a consequence, the Company believes that there are a number of large potential markets for the sterilization of food products. The FDA has approved radiation as a safe and effective means of processing a variety of foods including pork, poultry, fresh fruits and vegetables. In addition, the FDA has recently approved the radiation of red meat, meat byproducts and meat food products in order to eliminate E. coli and other harmful pathogens. However, before irradiated red meat, meat byproducts and meat food products can be sold commercially, the United States Department of Agriculture (the "USDA") must amend its regulations to authorize the use of irradiation and subsequently establish the applicable manufacturing practices that must be followed when using such irradiation. The USDA is currently reviewing the issue and is expected to set regulatory standards later in 1998, although there can be no assurance it will do so. Current FDA regulations also require any retail foods that have been irradiated to be labeled.

     While the Company is closely monitoring developments related to the potential market for irradiated red meat, the development of this potential market is subject to consumer acceptance of irradiated foods and the willingness of consumers to pay the higher prices likely to be charged for such products. In addition, if these markets do develop, facilities will have to be built or modified to address the specific requirements of the red meat market. These modifications would include the addition of refrigeration facilities, changes in material handling equipment and alterations in processing techniques to accommodate higher volumes of low dosage products. In addition, new facilities would have to be constructed in close proximity to customers' facilities to accommodate the perishable nature of red meat.

THE STERIGENICS APPROACH

     SteriGenics is a provider of high quality sterilization and radiation processing services, with over 19 years of experience in the operation, design and development of Gamma facilities. The Company operates 12 Gamma facilities and one E-Beam facility nationwide serving over 1,000 customers. The Company has expanded its presence in the medical products market through the opening of new facilities, addition of new customers and conversion of products of new and existing customers from EtO to Gamma sterilization. In recent years, the Company has begun to expand into various nonmedical sterilization and processing markets and has further expanded into such markets through the Nicolet Acquisition. While SteriGenics expects the majority of its revenues to continue to be derived from the processing of medical products, it believes that non-medical markets offer significant opportunities for expansion.

     SteriGenics has always strived to be the innovator in its industry by maintaining the only internal engineering and design capability in the Gamma sterilization and radiation processing market. The Company's engineering and design expertise includes the design and development of major facets of the irradiation system, from basic conveyor systems to proprietary software systems. This expertise has allowed the Company to introduce several innovations to the industry including the first multi-cell facilities designed to provide improved turn-around times, increase processing volume and improve operational efficiencies. Other innovations include the Gemini cell, a dual-sided irradiator that enhances processing flexibility and increases operating efficiencies by allowing the Company to simultaneously process products with two different dose requirements in the same cell, and the ExCell, the industry's first automated precision dose irradiation system. The Company believes it will be able to leverage the engineering and design capability it has developed in Gamma in order to enhance its E-Beam systems.

     SteriGenics has continued its leadership in providing flexible approaches to sterilization with its introduction of the MiniCell, a smaller single cell irradiator that can be constructed in an existing manufacturing facility or warehouse. The Company plans to use the MiniCell to provide contract sterilization services to smaller regional and international markets as well as to offer an in-house outsourcing alternative to large manufacturers that want to maintain greater control of the sterilization process, but do not want to incur the expense and regulatory burden of owning and operating a captive facility. The Company has also been able to introduce service innovations including GammaSTAT, the industry's first guaranteed variable time-based sterilization program.

STRATEGY

     The Company's objective is to be the leading provider of high quality contract sterilization and radiation processing services for manufacturers of medical and non-medical products. Key elements of the Company's strategy include the following:

     Increase Share of Medical Products Sterilization Market. The Company is seeking to expand its share of the medical products sterilization market through its continued emphasis on Gamma sterilization, promotion of increased use of outsourcing by manufacturers and introduction of new and innovative services such as GammaSTAT and GammaReserve. As a key element of its Gamma sterilization strategy, the Company actively promotes the conversion of products from EtO to Gamma. Although the Company intends to maintain its emphasis on Gamma sterilization and processing, it has recently completed its initial expansion into E-Beam technology which has expanded the array of medical products that it is able to process. In addition, SteriGenics will continue to evaluate alternative technologies, as necessary, to address market demand.

     Expand Non-Medical Business. The Company is seeking to expand its presence in various non-medical sterilization markets, such as the markets for spices and herbs, cosmetics and food packaging. To effectively address these markets, the Company has created its non-medical products division, with an independent sales and marketing organization and four Gamma processing facilities dedicated primarily to processing non-medical products. SteriGenics also continually monitors developments in other potential non-medical markets such as the sterilization of fresh foods. In particular, the Company is closely following developments in the potential market for the irradiation of red meat. The Company believes that by having expertise in both Gamma and E-Beam technology, it is better positioned to address developments in these potential food product markets.

     The Company is also seeking to expand its radiation processing business. This expansion in radiation processing was accelerated by the acquisition of certain assets of RTI, Inc. ("RTI") which had historically used Gamma irradiation to alter the physical properties of various materials such as plastics, teflon and various industrial compounds. The Company has further expanded its presence in the radiation processing market through the recent Nicolet Acquisition. By offering both Gamma and E-Beam technologies, the Company is able to address a greater portion of the radiation processing market.

     Pursue Strategic Acquisitions. SteriGenics intends to continue to pursue strategic acquisitions of sterilization and radiation processing facilities and businesses both domestically and internationally. The Company began to implement this strategy with the acquisition of certain assets of RTI in August 1996, which added three facilities in the Eastern U.S. and significantly expanded the Company's presence in certain non-medical markets. In December 1997, the Company completed the Nicolet Acquisition, which has expanded the Company's technology base with the addition of E-Beam. The Company does not currently have any agreements or understandings with respect to any future acquisitions.

     Exploit MiniCell Opportunity. The Company intends to use its new MiniCell design to continue to expand geographically, primarily into smaller regional and international markets. SteriGenics believes that the economics of the MiniCell will allow the Company to serve smaller industrial centers which could not support a full-size Gamma irradiation facility. The Company is also seeking to provide an in-house outsourcing alternative by leasing MiniCells to manufacturers with high volume sterilization needs that want to have sterilization processing capability within their own facilities. The Company believes that MiniCell leasing offers manufacturers the cost advantages and core-business focus associated with outsourcing, while also providing advantages of in-house facilities, including reduced costs associated with inventory and transportation and greater control over the sterilization process. The Company has not yet leased a MiniCell.

     Expand Premium Services. SteriGenics seeks to differentiate itself from its competitors by offering its customers a variety of higher margin premium services, such as GammaSTAT, a guaranteed variable time-based service, and ExCell precision dosing and validation services. The Company has also introduced GammaReserve, a new service that utilizes proprietary software to allow customers to reserve processing time on a specific day.

     Leverage Leading Engineering and Design Capabilities. SteriGenics is seeking to leverage its internal engineering and design capabilities to continue to improve its existing processes and designs and to create and utilize innovative designs and services. The Company is the only provider of Gamma contract sterilization services with an in-house engineering and design staff. The Company's engineering staff continually evaluates new processing methods, equipment requirements and software options to increase operating efficiencies, optimize Cobalt 60 utilization and improve flexibility. The Company believes it will be able to leverage the engineering expertise it has developed in Gamma to enhance its E-Beam systems.

SERVICES

     SteriGenics offers a number of services to its customers including its standard processing services, time-based services and value-added services such as validation and testing. In addition, the Company is seeking to lease its MiniCells to large medical products manufacturers or other customers with high product volumes for installation in such customers' facilities.

     STANDARD GAMMA SERVICE

     SteriGenics' standard Gamma service is a five working day turn-around time on the product, which is an industry standard. The processing time of any particular product is dependent upon several factors, including the dose required, the density of the product and the number of curies of Cobalt 60 present in the cell. In general, a higher dose requirement or density of material has the effect of increasing the amount of time the product needs to be exposed to Gamma radiation. Once these elements are determined, the Company determines the processing time for the specified product. It is the responsibility of the Company's customers to determine the level of microorganisms or other contamination that exists in their respective products, as well as the dose of Gamma radiation that will reduce such microorganisms or contamination to the required levels. After performing sterilization services, dosimeter readings are taken and documented to verify that the customer's dose requirements were attained. The Company then issues a certification that the product received the specified dosage. The fee charged for this service is dependent primarily upon the required dose of Gamma radiation, density of the product, permissible dose range and the volume of product to be processed.

     GAMMASTAT I AND II SERVICES

     GammaSTAT I and II are premium gamma sterilization services that guarantee a turn-around time of 23 or 48 hours, respectively. The Company does not limit the volume or type of product to be processed. Pricing for both GammaSTAT services is at a premium to standard service and is based upon the time (23 hours or 48 hours) in which the customer requires the product to be processed and available for shipment. GammaSTAT was introduced in fiscal 1996 and revenues resulting from GammaSTAT increased significantly in fiscal 1997.

     GAMMARESERVE SERVICES

     GammaReserve is a premium gamma sterilization service that utilizes proprietary software to allow customers to reserve processing time on a specific day. The customer is then charged for the reserved processing time whether or not it is used. The Company began offering GammaReserve in April 1997.

     EXCELL SERVICES

     The ExCell is an automated precision dose irradiator. SteriGenics has an ExCell in operation in both Charlotte, North Carolina and Corona, California. The ExCell service can be used for several different purposes, including production services for finished goods that require a very limited dose range, dosage auditing to allow customers to verify their dosage requirements, validation work and materials testing. ExCell services are offered at a premium price based upon the nature of the service being provided.

     STANDARD E-BEAM SERVICE

     SteriGenics' standard E-Beam service for conveyer processing is a one to two working day turn-around time on the product, which is an industry standard. Turn-around times for gemstones are typically two weeks. The processing time of any particular product is dependent upon several factors, including the density of the product, the dose requirement and the energy level of the E-Beam. In general, a higher dose requirement or density of material has the effect of increasing the amount of time the product needs to be exposed to E-Beam radiation. Based upon these factors, the Company determines the processing time for the specified product. It is the responsibility of the Company's customers to determine the dose of E-Beam radiation that will achieve the desired results. The Company uses a calorimeter dosimeter to verify that the customer's dosage requirements were attained. The Company then issues a certification that the product received the specified dosage. The fee charged for this service is dependent primarily upon the dose of E-Beam radiation, density of the product, packaging compatibility with the Company's size specifications and the volume of the product to be processed.

     MINICELL LEASING

     The Company plans to lease MiniCells to larger medical products manufacturers for installation in their existing facilities. SteriGenics is offering the MiniCells pursuant to an operating lease which would include

Cobalt 60 replenishment, dosimetry management and maintenance. If the customer so desires, SteriGenics will provide operating personnel, as well as a radiation safety officer, relieving the customer of many regulatory burdens. The Cobalt 60 will be disposed of through the Company's existing agreements with its suppliers providing for the disposal of "spent" Cobalt 60. The monthly lease payment will be based upon the level of service and the curies of Cobalt 60 required. The Company recently began to offer the MiniCell for lease and, to date, no MiniCells have been leased.

FACILITIES

     The Company has a network of 12 Gamma facilities and one E-Beam facility. Eight of the Gamma facilities perform sterilization services for the medical products market. Seven of the Company's eight medical product facilities are ISO 9002 certified. The Company expects the remaining medical product facility to receive ISO 9002 certification upon satisfaction of the 12 month minimum operating period requirement. The remaining four Gamma facilities provide services primarily to non-medical customers. The Company processes its non-medical products primarily in its non-medical facilities since certain medical products customers prefer that their products be segregated from non-medical products such as herbs and spices. The 12 Gamma facilities have an aggregate design capacity of 101 million curies of Cobalt 60. The Company's E-Beam facility performs sterilization and radiation processing services for both the non-medical and medical customers. See "-- Quality Assurance and Safety."

     The Company's Gamma sterilization facilities are designed on stand alone sites of various sizes and capacities. The Company has three basic types of Gamma facilities: mega-facilities, mid-facilities and mini-facilities. Mega-facilities have two or more cells and a Cobalt 60 capacity of approximately 14 to 20 million curies, and mid-facilities have one cell with a Cobalt 60 capacity of approximately eight million curies. Both mega-facilities and mid-facilities generally require 18 to 24 months to construct. Mini-facilities are facilities that (i) have one cell which can be a standard cell or the MiniCell and (ii) have a Cobalt 60 capacity of approximately three million curies. All of the Company's facilities are designed to operate 24 hours a day, seven days a week.

     The Company was the first in the Gamma sterilization industry to build multi-cell facilities with Cobalt 60 capacities in excess of 14 million curies and has strategically placed them in markets that the Company believes have a high demand for sterilization services. The Company believes that the number of additional U.S. markets that can support megafacilities, based on current market conditions, is limited. To continue its geographic expansion, the Company has designed the MiniCell which it believes will enable it to address smaller regional markets and to take advantage of international opportunities.

     The following table sets forth information regarding the Company's facilities as of December 31, 1997:

                                  DESIGN
                                 CAPACITY      APPROXIMATE
          LOCATION            (IN CURIES)(1)   SQUARE FEET   TYPE OF FACILITY     NUMBER/TYPE OF CELLS
----------------------------- --------------   -----------   -----------------  ------------------------
MEDICAL PRODUCTS
  FACILITIES
Corona, California(2)........   19,000,000        100,000    Mega-Facility      3 cells (1 ExCell)
Hayward, California..........    3,000,000         25,000    Mini-Facility      1 cell (MiniCell)
Fort Worth I, Texas(2).......    8,000,000         22,000    Mega-Facility(3)   1 cell
Fort Worth II, Texas(2)......    6,000,000         58,000    Mega-Facility(3)   1 cell (Gemini cell)
Gurnee, Illinois(2)..........   17,000,000         78,000    Mega-Facility      3 cells (will have 4
                                                                                when fully equipped)
Westerville, Ohio(2).........    8,000,000         22,000    Mid-Facility       1 cell
Charlotte, North
  Carolina(2)................   15,000,000         64,000    Mega-Facility      2 cells (1 ExCell)
Haw River, North
  Carolina(2)................    3,000,000         25,000    Mini-Facility      2 cells (pallet and
                                                                                underwater systems)
NON-MEDICAL
  FACILITIES
Tustin, California(2)........    8,000,000         32,000    Mid-Facility       1 cell
Schaumburg, Illinois(2)......    8,000,000         32,000    Mid-Facility       1 cell
Rockaway, New Jersey.........    3,000,000         25,000    Mini-Facility      1 cell (batch system)
Salem, New Jersey............    3,000,000         20,000    Mini-Facility      1 cell (pallet system)

E-BEAM FACILITY
San Diego, California........       N/A (4)        20,000    E-Beam Facility    2 cells

---------------

(1) Shows maximum design capacity. The Company currently does not utilize a substantial portion of its Cobalt 60 design capacity. See "-- Gamma Sterilization Systems -- Cobalt 60."

(2) ISO-9002 Certified facilities.

(3) The two Fort Worth facilities together constitute a Mega-Facility and operate under the same license.

(4) The San Diego facility has two 10 kW electron accelerators.

     GAMMA STERILIZATION SYSTEMS

     The Gamma sterilization systems in each of the Company's facilities consist of four major components: the biological shield, the source system, the conveyor system and the safety system.

     The Biological Shield. The cell where the Cobalt 60 is maintained is also known as the "biological shield." The Company's facilities utilize a steel reinforced concrete cell with a ceiling and walls that are over six feet thick (other than the MiniCell which utilizes a three-foot thick steel wall) which provides a complete shield from any Gamma radiation. Each cell (other than the MiniCell) has a maze at its entrance and exit to prevent radiation from escaping from the cell. Because of its small dimensions, the MiniCell uses a two foot-thick lead door in lieu of the maze.

     The Source System. Inside the cell, stainless steel rods containing Cobalt 60 isotope sources are positioned on source racks, which when not in use are stored inside a shielding pool containing 18 to 30 feet of water. The water shielding pool provides a complete shield from any Gamma radiation. Once the sources are removed from the water, the product within the cell is exposed to Gamma radiation.

     The Conveyor System. The main operating component of the Company's sterilization system is the conveyor system comprised of either stainless steel or aluminum rectangular containers or totes, in which the customer's material is placed. After being loaded, the totes are placed on specially designed three level overhead conveyor systems used to transport customer products and materials into the cell and around the source racks. The conveyer system passes through the cell making periodic stops at specific locations to provide uniform dose distribution to the product being sterilized. The conveyor system is controlled by programmable logic controllers interconnected with diagnostic computers that monitor all conveyor functions.

     The Safety System. Each cell has separate and redundant safety systems that the Company believes meet or exceed all applicable regulations. The safety system is designed to prevent entry into the cell when the source racks are exposed and to automatically lower the Cobalt 60 into the water in the event of a system failure.

     Cobalt 60. The quantity of Cobalt 60 in a cell is the primary factor in determining the amount of product that can be processed in that cell. As additional curies of Cobalt 60 are added, processing times decrease allowing for the processing of increased volumes of products. In addition to being the primary determinant of capacity, Cobalt 60 also represents a substantial cost element in operating a sterilization facility. As a result, the point at which a facility becomes profitable depends, to a significant extent, on the amount of Cobalt 60 that is loaded and the efficiency of the Cobalt 60 utilization. Correspondingly, since costs associated with Cobalt 60 are fixed costs, once the break-even point is reached for a given amount of Cobalt 60 there are relatively low costs associated with incremental volume. Since Cobalt 60 continuously decays, the Company generally operates its facilities 24 hours a day, seven days a week, at a Cobalt 60 capacity which is significantly less than maximum design capacity. As a result, the Company has the ability to significantly increase the volume of product it can process by adding more Cobalt 60 to existing facilities.

     Cobalt 60 has a useable life of approximately 20 years with the energy level declining at approximately 12.3% of the then current capacity per year. To account for this natural decay and to increase processing capacity, the Company acquires additional Cobalt 60 on a regular basis. Cobalt 60 capsules are shipped to the facility in licensed shipping containers from one of the Company's suppliers. Each facility is equipped with a custom set of tools and equipment designed to handle both the shipping containers and Cobalt 60 source capsules. Specially trained corporate staff and facility personnel perform the actual loading process. All loading work is performed underwater in a facility's source storage pool. Each capsule loaded into a facility has a unique serial number that is tracked by both SteriGenics and its suppliers. Because the loading process usually takes two to three days, during which the facility is not operational, loading is performed at each facility only once every 12 to 18 months depending on business activity. Cobalt 60 is loaded upon delivery to the Company's facility. To account for the decay of Cobalt 60, the conveyer system cycles at each facility are reset monthly.

     The Company's primary suppliers of Cobalt 60 are MDS Nordion, Inc. ("Nordion"), a Canadian company, and REVISS Services (UK) Limited ("REVISS"), a United Kingdom company and formerly a division of Amersham International plc. The Company also purchases a smaller amount of Cobalt 60 from Neutron Products, Inc., a Maryland corporation. The Company acquires Cobalt 60 from its suppliers under a variety of purchase arrangements, capital leases and operating leases, certain of which are payable in Canadian dollars. To date, the effect of currency fluctuations has not been material to the Company. The Company's Cobalt 60 leases have terms of three to 15 years. All of the Company's agreements provide for the suppliers to handle the eventual disposal of "spent" Cobalt 60. The Company has not experienced Cobalt 60 shortages in the last decade, and based on current conditions, the Company believes that sufficient supplies of Cobalt 60 will continue to be available for the foreseeable future. However, there were shortages of Cobalt 60 in the mid-1980s and there can be no assurance that the Company will not experience shortages of Cobalt 60 in the future. Such shortages could result in a decrease in the availability of Cobalt 60 supplies or a significant increase in the price the Company is required to pay for Cobalt 60, either of which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Risks Related to Cobalt 60 Supply."

     E-BEAM SYSTEM

     The E-Beam system in the Company's facility consists of four major components: the biological shield, the accelerator, the conveyor system and the safety system.

     The Biological Shield. The cell where the product or material is exposed to the E-Beam is also known as the "biological shield." The Company's facility utilizes a steel reinforced concrete cell with a ceiling and walls that are over six feet thick which provides a complete shield from any radiation. Each cell has a two foot thick lead and concrete door at its entrance and exit to prevent radiation from escaping from the cell.

     The Accelerator. Both of the cells in the Company's E-Beam facility use a 10 kilowatt ("kW") linear accelerator. Two of the primary variables in E-Beam radiation are the power of the beam (measured in kWs) being produced and the energy of the electrons (as measured in MeVs). The Company's accelerators can operate between 10 and 18 MeV with an average beam power of 10 kW. The penetration capabilities of an E-Beam accelerator is proportional to its MeV setting. The Company's accelerators create the electron beam horizontally and then bend the beam 90 degrees to direct it vertically downward to the conveyor. The electromagnet used to bend the beam also selects the beam energy level necessary to make it around the turn. This process provides a tightly controlled energy spectrum with advantages over accelerators that do not bend the beam.

     The Conveyor System. Each cell has an independent set of conveyors. Each set is comprised of an input, exposure and output conveyor. The input and output conveyors transfer product to and from the exposure conveyor. The exposure conveyor is more sophisticated as the speed is tightly regulated to ensure uniform dosage. The system uses feedback circuitry from the electron beam current monitor to ensure that if the beam current changes during processing, the exposure conveyor speed correspondingly changes to assure that the delivered dose is held constant.

     The Safety System. Each E-Beam cell has a separate and redundant safety system that the Company believes meet or exceed all applicable regulations. The safety system is designed to prevent entry into the cell when the E-Beam is turned on and will shut down the process in the event of a system failure.

STERIGENICS' GAMMA PROCESS AND DESIGN TECHNOLOGY

     The Company is the only provider of contract Gamma sterilization services with in-house engineering and design capabilities. The Company's in-house engineering expertise and continual interaction with its customers have enabled it to develop technological innovations in Gamma facility and process design that have increased the Company's Cobalt 60 efficiency and utilization to meet its market and customer requirements.

     Product Overlap Design. The Company's irradiation system utilizes a product overlap design as opposed to the more commonly used source overlap design. In a product overlap system, the source racks in which the Cobalt 60 is stored are smaller in height than in a source overlap system. In a source overlap system, the source racks extend above and below the conveyor system. The product overlap system makes more efficient use of Cobalt 60 by moving the level at which the product passes by the source racks, which results in greater consistency in dosing and tighter maximum to minimum dose ratios. A product overlap design is incorporated in nine of the Company's facilities.

     Continuous Flow Technology. The standard SteriGenics conveyor system is a continuous flow system in which the conveyer system is continuously moving the product into and out of the cell during processing. In contrast, most irradiation systems are batch systems, which operate by placing the number of totes designed for the system in the cell housing the source racks and moving the totes around the source racks. The SteriGenics continuous flow system improves Cobalt 60 efficiency by constantly having product in the cell being exposed to Gamma radiation. In contrast, in a batch system, the source racks are lowered into the water shielding pool when the product inside the cell is ready to be removed. A batch system is used in one of the Company's standard facilities. Due to its compact design and cost considerations, the MiniCell also uses a batch system.

     Proprietary Software. The Company uses proprietary software systems to automate product handling. These software systems handle both the actual operation of the irradiation systems as well as the overall facility process control. The irradiator in each facility is controlled by a programmable logic controller system. The software designed for this purpose has been both installed and validated for FDA purposes. This control system provides all the critical controls for both the actual irradiator mechanism as well as all safety systems in the irradiator. The process control software used by each facility is an Oracle-based software system called STARS (SteriGenics Tracking and Reservation System), which was written, tested and validated for FDA purposes by the Company. This STARS system operates on a local area network at each facility and is designed to provide control of all aspects of the operation from product receiving to shipping. The STARS system also generates and tracks customer billing and collection information.

     Cell Design. The cell design innovations developed by the Company include the MiniCell, Gemini Cell and ExCell:

     - MiniCell. The MiniCell, introduced in 1997, is a product overlap, batch irradiator developed to combine the benefits of a large-scale production system with the specialized features of a smaller batch irradiator. The cell is constructed of three foot-thick steel and uses a two level conveyor system. Instead of a maze, the MiniCell uses a lead door that is two feet-thick. The computer control systems on the MiniCell are substantially similar to the Company's larger systems, with a few modifications to accommodate the MiniCell's conveyor system.

     - Gemini Cell. The Gemini Cell, introduced in 1996, is a double-sided cell, allowing two separate conveyor systems to operate in the same cell on opposite sides of the source rack. The Gemini design enables the Company to process products with two different dose requirements in the same cell simultaneously by varying the speeds of the two conveyor systems. The system gives the Company additional flexibility in scheduling its sterilization services, increases the efficiency of the Company's Cobalt 60 utilization and enhances the Company's ability to offer timebased processing services. The Company installed its first Gemini Cell in its Gurnee, Illinois facility.

     - ExCell. The ExCell, introduced in 1995, was the industry's first automated precision dose irradiator system. The ExCell technology offers the ability to achieve a more precise dose range than a standard commercial irradiator. The ExCell was designed to conduct various required audit and validation functions for medical device manufacturers. The ExCell also enables the Company to offer customers high precision dosing for certain dose sensitive products.

MARKETS AND CUSTOMERS

  Medical Products Market

     The medical products market is comprised of manufacturers of healthcare and single-use medical products. The medical products division of the Company had over 800 customers in fiscal 1997, including many of the largest manufacturers of single-use medical products. Sales to medical products customers accounted for approximately 80% of the Company's revenues in fiscal 1997. One customer, Baxter International Inc. ("Baxter"), accounted for approximately 13% of revenues during fiscal 1995 and 1996. No customer accounted for more than 10% of revenues during fiscal 1997 due to a restructuring of Baxter, which resulted in its processing volume being divided between two companies. No customer accounted for more than 10% of the Company's revenues during the first nine months of fiscal 1998.

The following is a representative list of the Company's medical products customers:

                            REPRESENTATIVE CUSTOMERS

    Alcon Laboratories, Inc.                   Medical Action Industries Inc.
    Allegiance Healthcare Corporation          Nalge Nunc International
    Allergan, Inc.                             Orion Life Systems, Inc.
    Ansell Perry Inc.                          Regent Medical (a division of London
    Aramark Cleanroom Services Inc.            International Group, Inc.)
    Conco Medical Company                      Richard-Allan Medical Industries (a
    ConvaTec (a division of E.R.               division
      Squibb & Sons, Inc.)                     of Imagyn Medical Technologies, Inc.)
    DePuy Orthopedics, Inc.                    Smith & Nephew Orthopedics, Inc.
    Endodent, Inc.                             WEL Industries, Inc.
    Lincoln Training Center                    Zimmer (a subsidiary of Bristol-Myers
                                               Squibb
                                               Company)

  Non-Medical Market

     The non-medical division of the Company provides services through both its Gamma and E-Beam facilities to over 200 customers producing a variety of products, including spices and herbs, cosmetics, food ingredients, semiconductors, gemstones, fruit and vegetable products, food packaging, consumer products and industrial compounds. Sales to non-medical customers accounted for approximately 20% of the Company's revenues in fiscal 1997. The Company expects that sales to non-medical customers as a percentage of overall revenues will increase in the future. See "Risk Factors -- Uncertainty of Expansion in Non-Medical Markets."

  Customer Agreements

     The Company does not have a standard form of agreement for customer contracts. The Company's agreements with customers vary from purchase order arrangements to multiple year contracts. Certain of these contracts provide pricing terms based upon volume or product line commitments from its customers. In addition, the Company enters into contracts providing for guaranteed turn-around times and special services.

SALES AND MARKETING

     The Company has separate sales and marketing groups servicing the medical products and non-medical markets. In addition, the Company maintains a separate sales and marketing group for its E-Beam business. The Company's services are sold primarily by its direct sales force, based throughout the country. Facilities managers and other personnel at the Company's facilities also take an active role. SteriGenics maintains a customer service and support operation within each of its facilities.

     The Company's marketing of its Gamma services emphasizes technical assistance to customers in all aspects of the sterilization process, including product conversion from other sterilization methods and material compatibility studies and participation by facility and corporate staff members on technical committees responsible for the implementation of industry standards pertaining to the sterilization of products and materials. The Company's salespersons and senior management draw upon their backgrounds in radiation, engineering, microbiology, packaging, material compatibility and regulatory compliance to provide customers a full range of services. SteriGenics' promotional activities consist of printed media advertising (primarily trade journals), participation in trade shows, mailing campaigns to selected territories, addressing industry organizations and sponsoring promotional events. In addition, as part of its efforts to expand its potential markets, the Company has sponsored and supported FDA petitions related to the sterilization of various products and product labeling.

     In 1996, the Company introduced a new program to further encourage the conversion of medical products from EtO to Gamma. Through this program the Company provides technical assistance to customers and potential customers who are interested in converting their products to Gamma. These technical assistance services are provided at no charge to the customer. The conversion program has been successful both with customers who have in-house EtO sterilization facilities and with those using an EtO contract sterilizer. During fiscal 1997, the first year of the program, SteriGenics converted slightly over 2 million cubic feet of product to Gamma sterilization.

RESEARCH, DEVELOPMENT AND ENGINEERING

     The Company believes its future competitive position will depend, in part, on its ability to develop and introduce process and design innovations in its radiation systems. Research, development and engineering expenses for the fiscal years ended March 31, 1995, 1996 and 1997, were $685,000, $890,000 and $1.4 million, respectively, and $914,000 for the nine months ended December 31, 1997. The Company intends to continue to make significant investments in research, development and engineering for the foreseeable future. Although the Company maintains an active research, development and engineering program to improve its process and design technology, there can be no assurance such efforts will be successful or the Company's process and design innovations will enable it to offer new services that will achieve customer acceptance. Failure to develop, or introduce on a timely basis, such new process and design technology could adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- Competition."

QUALITY ASSURANCE AND SAFETY

     The Company has quality assurance departments at both the corporate and facility levels. The corporate quality assurance group has the primary responsibility for structuring the Company's quality system, developing quality assurance policies, operating procedures and work instructions and ensuring that such policies, procedures and work instructions are in compliance with national and international standards, federal, state and local regulations, as well as customer requirements. The department is also responsible for monitoring quality related activities at all locations, changes in the federal, state and local regulatory environment, each facility's compliance with the quality system, national standards working groups and technical assistance to customers. At the facility level, quality assurance personnel are given the authority and responsibility to ensure compliance within that facility with SteriGenics' quality policies, procedures, work instructions and customer specifications.

     Nine of SteriGenics' facilities are certified to International Standards Organization ("ISO") 9002, Quality System -- Model for Quality Assurance in Production, Installation and Servicing. Certification to the ISO 9002 standard demonstrates that the Company has implemented the essential elements necessary for an effective quality control system. The Company received its initial certification in 1993 from Det Norske Veritas ("DNV"), an approved Quality Registrar, and is subject to quality system surveillance audits every six months by DNV. The Company plans to schedule ISO 9002 certification audits for the Rockaway and Salem facilities in the fourth quarter of fiscal 1998, and the Company plans to schedule an ISO 9002 certification audit for the Hayward facility in the fourth quarter of fiscal 1998 after it has been in operation for one year (an ISO 9002 requirement).

     The Company has implemented a number of safety procedures for its workers. Each Gamma and E-Beam cell has a separate safety system designed to ensure that no individual is exposed to the radiation. The Company believes it has redundant safety precautions that meet or exceed all applicable safety regulations imposed by federal regulations. Safety backup precautions also exist in the event of power outages and natural disasters. In the event of a failure of electric power in a Gamma facility, the Cobalt 60 source racks are automatically lowered into the pool on a gravity feed basis. There can be no assurance that such safety precautions will prove effective under normal operating conditions or in the event of a power outage or natural disaster. A failure in safety precautions would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Risks of Operating Facilities Using Radioactive Material."

COMPETITION

     The market for sterilization and radiation processing services is intensely competitive and is characterized by significant price competition. The Company's market is fragmented as a result of geographical limitations on the transportation of products for sterilization, multiple technologies and the mix of captive and contract facilities. In particular, the Company currently faces competition from four other providers of contract Gamma sterilization services, the most significant of which is Isomedix, Inc., a subsidiary of Steris Corporation ("Isomedix"), and six other providers of contract E-Beam sterilization services including The Titan Corporation, E-Beam Services Inc. and Iotron Industries Canada Inc. In addition, many products that can be sterilized using Gamma or E-Beam can also be sterilized using EtO. As a result, the Company also competes with companies that process products using EtO technology including Cosmed Group, Inc., Griffith Micro Science, Inc. and Isomedix. Certain of the Company's competitors and potential competitors have substantially greater financial, marketing, distribution, technical and other resources than the Company or offer a broader range of sterilization technologies, which may enable them to address more of the sterilization requirements of individual customers. In addition, the Company competes with manufacturers that have or are considering establishing in-house sterilization capabilities. The Company may also in the future face competition from suppliers of Cobalt 60 radioisotope, particularly Nordion, as well as foreign providers of sterilization services. In addition, Isomedix has announced its intention to enter the California market for sterilization services, which would increase competition in that market. To the extent that the Company expands into international markets it will also be faced with competition from existing providers of sterilization in those markets.

     In recent years, price competition in the sterilization services industry has intensified. The Company may in the future face increased competition from companies that employ new or improved technologies or that offer sterilization services that are more effective or less costly than those developed and marketed by the Company. To the extent such increased competition were to occur the Company may explore alternative sterilization technologies as necessary to enhance its competitive position. Such competition could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to continue to compete effectively or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that price, processing time, quality of services and sterilization method are the primary factors upon which it competes. The Company believes that it compares favorably on all of these factors. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technical change and competitors' innovations. Performance in these areas will, in turn, depend upon the Company's ability to attract and retain highly qualified technical and sales personnel. See "Risk Factors -- Competition."

REGULATORY AND ENVIRONMENTAL MATTERS

     The design, construction, use and operation of commercial Gamma facilities such as those operated by the Company, and byproduct materials used in such facilities, are extensively regulated by the United States Nuclear Regulatory Commission (the "NRC"), or in some cases by various state regulatory agencies and authorities that undertake a comparable regulatory function from the NRC (the "Agreement States"). While E-Beam is not regulated by the NRC, the Company's E-Beam facility is subject to regulation by the California Department of Health Services (the "CDHS"). The Company is currently operating its E-Beam facility under a CDHS license held by ThermoSpectra Corporation pending the approval of its application for a new radioactive material license. The Company is also subject to various local zoning and permit rules in the construction of its facilities. The Company's facilities are subject to regulation by additional regulatory bodies at the federal, state and local levels, depending upon the type of product that is being irradiated. The Company's facilities are subject to the requirements of the FDA when irradiating medical devices, foods, cosmetics or food and drug packaging materials. In addition, if the Company were to begin processing meat or poultry products, it would become subject to the requirements of the Food Safety and Inspection Service of the USDA, which would require preapproval of the irradiation process for meat and poultry. The Company is also subject to the requirements of other federal agencies, such as the United States Occupational Safety and Health Administration and the United States Environmental Protection Agency (the "EPA"). In addition, the Company is subject to the regulatory requirements of the state and local agencies in the jurisdictions where the various irradiation facilities are located.

     In addition to extensive regulation by various governmental bodies and agencies, the Company is subject to standards, guidelines and requirements established by industry organizations and other non-governmental bodies, such as ISO and the Association for the Advancement of Medical Instrumentation.

     Changes in, or reinterpretations of, existing requirements or adoption of new requirements beyond those described below or the failure at any time to comply with any applicable material regulations and standards could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not incur significant costs to comply with laws, regulations and other requirements in the future or that such laws, regulations and other requirements will not have a material adverse effect upon the Company's business, financial condition and results of operations.

     NRC REGULATION OF IRRADIATION FACILITIES

     The receipt, acquisition, ownership, transfer, possession, use, transportation and disposal of nuclear byproduct material, as well as the construction, operation, transfer, closure and decommissioning of commercial Gamma irradiation facilities such as those operated by the Company, are subject to extensive and rigorous government regulation by the NRC or, in some cases, by the Agreement States.

     The Company believes it has received all licenses and permits necessary for the conduct of its business. Commercial irradiation facilities, such as those owned or operated by the Company are subject to both regularly scheduled and unannounced inspections by the NRC or the Agreement States, with regard to all aspects of their operation, recordkeeping, compliance with health and safety regulations and all aspects of the utilization, storage, transfer, possession and transportation of regulated byproduct materials. Noncompliance with the health and safety regulations of the NRC and most Agreement States are generally ranked according to levels of severity. Since 1993, the Company has received notices of violation from the NRC and the Agreement States concerning items of noncompliance at four of its facilities, which were not in such categories considered to be of "significant regulatory concern." The Company believes that it has taken appropriate corrective actions in response to each such notice. In addition, the regulatory history of the former RTI facilities, as operated by RTI, involved very significant regulatory compliance problems, which involved among other things, the payment of civil and criminal penalties by RTI, as well as a facility license suspension for a period of approximately 80 days. As a consequence of this regulatory history, there can be no assurance that the former RTI facilities will not be subject to heightened regulatory scrutiny and inspections for an extended period of time. Such heightened regulatory scrutiny and a failure by the Company to address concerns raised from such scrutiny and inspection could result in civil penalties or the suspension or termination of operations at one or more of the Company's facilities or could otherwise have a material adverse effect on the Company's business, financial condition and results of operations. The Company has no knowledge of any circumstances which would constitute a present significant violation of any applicable state or federal laws or regulations. However, there can be no assurance that the Company will not in the future be determined to be in violation of any such laws or regulations.

     The terms and conditions of the Company's licenses may be amended, revised or modified by reason of changes in the applicable laws, rules, regulations, or agency orders. Any such action may have a material adverse effect on the Company's business, financial condition and results of operations.

     Violations of or noncompliance with applicable governmental requirements may result in an enforcement action including, among other things, a notice of violation, imposition of civil penalties, suspension, modification or revocation of any applicable license, criminal prosecution, or withholding or recall of the nuclear byproduct material held by the Company. Any such action would have material adverse effect on the Company's business, financial condition and results of operations.

     FDA REGULATION OF IRRADIATION FACILITIES

     The Company's irradiation facilities are subject to the requirements of the FDA when irradiating medical devices, foods, cosmetics and food or drug packaging materials. The FDA implements the Federal Food, Drug, and Cosmetic Act ("FFDCA"), which establishes premarket approval requirements for certain drugs and medical devices and for all food additives. In addition, the Company is subject to inspection by the FDA for compliance with the FDA's Good Manufacturing Practices ("GMP") and other applicable FDA requirements. The FFDCA also prohibits the introduction into interstate commerce of adulterated or misbranded drugs, medical devices, foods and cosmetics. Products are deemed adulterated if, for example, they are manufactured or processed in facilities that fail to comply with GMP requirements.

     Failure by the Company at any time to comply with applicable FDA requirements could lead the FDA to institute materially adverse enforcement actions against the Company and/or its customers, including, among other things, warning letters, recall or seizure of products, fines, injunctions, civil penalties, total or partial suspension of sterilization operations and criminal prosecution. Such enforcement actions would also harm the Company's business reputation and could cause the Company to lose customers to competitors with better records of regulatory compliance.

     Medical Device Regulation. The Company's contract sterilization of medical devices is subject to pervasive and continuing regulation by the FDA. The FFDCA defines a medical device, in part, as including an instrument, apparatus, implement, machine, contrivance, implant or other similar or related article that is intended for use in the mitigation, treatment, or prevention of disease in man or other animals. The Company sterilizes finished devices made by other manufacturers, who commercially distribute them.

     The Company's contract sterilization activities render it a device manufacturer for purposes of the FDA's Quality System Regulation ("QSR"), which sets forth detailed GMP requirements. As a result, the Company is required to adhere to the requirements of the QSR that apply to its contract sterilization activities. The QSR revises the previous GMP regulation (which also applied to the Company's activities) and imposes certain enhanced requirements that are likely to increase the cost of compliance. There can be no assurance that the FDA would find that the Company is in compliance with applicable GMP requirements or that the Company will be found in compliance at all times in the future. The Company may also be subject to other FDA requirements such as the medical device reporting requirements.

     Drug Regulation. Contract sterilizers used by manufacturers of aseptic filled drug products are subject to applicable provisions of the FDA's drug GMPs. There can be no assurance that the FDA would find that a contract sterilizer is in compliance with applicable GMP requirements now or at any time in the future.

     Food Regulation. The FFDCA requires premarket approval for food additives. Irradiation is regulated by the FDA and is considered to be a food additive. Irradiation may only be used on foods and food packaging materials in accordance with the requirements established in the food additive regulations. The existing food additive regulations only approve the use of irradiation for a limited variety of foods and food packaging materials that are used during the irradiation of foods. Food packaging materials that are irradiated prior to filling are exempt from the premarket approval requirements, provided that the irradiated food packaging material is still suitable for use and complies with the applicable indirect food additive regulations. Before the Company could expand its sterilization services to certain foods or food packaging materials, the food additive regulations would have to be amended to include the irradiation of foods or food packaging materials not covered by the existing regulations. There can be no assurance that the FDA would amend the food additive regulations or that such regulations would be amended in a timely manner. Irradiation currently is approved for use on a limited number of foods and for disinfection of a variety of food packaging materials. Any use of food irradiation outside of that covered in an existing food additive regulation is prohibited.

     The irradiation of foods must be conducted in accordance with the general GMP requirements for foods. In addition, special labeling is required to appear on foods that have been irradiated. The label and labeling of retail packages of the irradiated food must bear an irradiated logo and a statement such as "treated with radiation." No special labeling is required, however, on the label of foods that contain irradiated food ingredients. For example, if a spice is being irradiated, the irradiation logo and statement would need to appear on the label of the spice when it is sold directly to the consumer, but no special labeling would be required on the label of a pasta sauce that uses the irradiated spice ingredient.

     The Food Safety and Inspection Service (the "FSIS") of the USDA is responsible for establishing additional requirements for the irradiation of meat and poultry products. In addition to issuing a regulation that specifically authorizes the use of irradiation, FSIS has established manufacturing practices that must be followed when irradiating products. Although FDA recently approved the use of irradiation for purposes of controlling foodborne pathogens and extending shelf life of red meat, meat byproducts and meat food products, FSIS has not yet amended its regulations to authorize this use of irradiation or established the applicable manufacturing practices that must be followed when using such irradiation. FSIS is in the process of issuing proposed rules and final rules are anticipated before the end of 1998.

     Cosmetics Regulation. Cosmetics are defined under the FFDCA as including articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body or part thereof for cleansing, beautifying, promoting attractiveness, or altering the appearance. There currently are no statutory or regulatory provisions, other than the general adulteration and misbranding provisions, that limit the use of radiation in the processing or labeling of cosmetics.

     ENVIRONMENTAL AND RELATED MATTERS

     The Company's operations are subject to regulation by the EPA as well as state and local governmental agencies. Although there can be no assurance, the Company believes it currently maintains all licenses and permits necessary to conduct its current business and that it is in material compliance with applicable environmental, health and safety laws and regulations. The loss of any of the Company's licenses or permits could force the Company to suspend or terminate operations at one or more of its facilities or could otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

     Pursuant to an Asset Acquisition Agreement effective August 8, 1996 (the "Asset Agreement"), the Company purchased certain assets of RTI, including property located in Haw River, North Carolina and leasehold interests in property located in Salem, New Jersey and Rockaway, New Jersey (the "Rockaway Property"). The Rockaway Property was previously owned and operated by Thiokol Chemical Corporation ("Thiokol"), and is listed on the Superfund National Priorities List ("NPL"). In 1992, RTI and Thiokol entered into an Administrative Consent Order ("ACO") with the New Jersey Department of Environmental Protection (the "NJDEP") requiring, among other things, implementation of a groundwater remedy estimated to exceed $2.0 million in costs.

     Under the Asset Agreement, RTI retained ownership of the Rockaway Property and all associated environmental liabilities as of the closing date. RTI agreed to indemnify and hold the Company harmless from and against any and all claims which may arise directly or indirectly from any use or release of hazardous substances on or under the leased premises as of the closing date. In addition, the Company obtained a letter from the NJDEP stating that the NJDEP will not institute either judicial or administrative civil proceedings against the Company for any discharge, deposit, release or disposal of hazardous substances or pollutants existing at the Rockaway Property, emanating therefrom, or occurring before the closing. However, the Company is required by the NJDEP to maintain a standby letter of credit in the amount of $500,000, contingent upon the continued clean up efforts required of RTI. The required amount of the letter of credit decreases over the life of the leasehold interest, and/or as the NJDEP requires. The Company believes, based on present information available to it, including the indemnification from RTI, the ACO among RTI, Thiokol and the NJDEP, and the NJDEP's letter stating that it will not seek recovery or remediation costs from the Company for contamination that predates the purchase of RTI's assets, that it does not face any significant environmental liability with respect to the Rockaway Property. However, there can be no assurance that the Company will not be subject to environmental liability relating to the remediation of the Rockaway Property or liability for losses suffered by adjacent property owners or other third parties, and such liability could have a material adverse effect on its business, financial condition and results of operations.

     In the spring of 1985, the Company leased over 400 stainless steel capsules of radioactive Cesium from the United States Department of Energy (the "DOE") for use at the Company's Decatur, Georgia and

Westerville, Ohio irradiation facilities. On June 6, 1988, the Company discovered one or more of DOE's Cesium capsules had leaked radioactive Cesium, which is water soluble, contaminating the Company's Decatur, Georgia facility. As a result of the contamination, the Company's Decatur irradiation facility was completely shut down from June 6, 1988 until July 1996, when the Company leased the facility to a third party for a different purpose. The decontamination activities were conducted by the DOE and its contractors, and the Company filed an administrative claim with the DOE for damages the Company incurred as a result of the Cesium contamination. The DOE did not pay or deny the Company's claim within the required six month period. As a result, the Company filed suit against the U.S. government in June 1991. Although the DOE had orally offered to fund the costs of the cleanup, the government subsequently asserted a substantial counterclaim against the Company alleging that the Company had been negligent in its handling and use of the Cesium capsules. A settlement was reached between the parties to this litigation on April 9, 1997, following a trial and notice of appeals filed by both SteriGenics, the U.S. government and two of its contractors. The presiding court entered a stipulation of dismissal effective May 9, 1997. While the litigation resulted in significant expenses and was a significant diversion of management attention, the Company is not aware of any ongoing environmental or other legal liabilities associated with the Cesium incident. However, there can be no assurance that unspecified third parties, including former employees or persons owning or occupying nearby properties, would not, in the future, assert claims against the Company in connection with the contamination of the Decatur facility. In January 1993, after the decontamination activities were completed, final survey reports were prepared by both a contractor for DOE and by a third party consultant on behalf of the Georgia Department of Human Resources, which regulates such matters in Georgia, to allow for the unrestricted use of the Decatur facility consistent with the requirements of the Georgia Department of Human Resources. The documentation and data prepared by such third party indicated that any residual radioactivity at the Decatur facility was beneath that of regulatory concern to the applicable regulatory authority. While the Company no longer uses Cesium in any of its facilities, there can be no assurance that it will not experience any incidents of radioactive contamination resulting from its use of Cobalt 60. Incidents involving radioactive contamination from use of Cobalt 60 would likely differ from incidents involving Cesium contamination in a number of respects. Cesium is a salt and water soluble, in contrast to Cobalt 60, which is a metal and not water soluble. As a result, when Cesium contamination occurs, the evaporation of contaminated water can result in Cesium being spread to a greater extent than would be the case with substances that are not water soluble, such as Cobalt 60. However, since Cobalt 60 is a metal and therefore any released amount would remain in a more concentrated form, direct exposure could potentially be more dangerous. See "Risk Factors -- Risks of Operating Facilities Using Radioactive Material."

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

     The Company relies on a combination of copyright and trade secret protection and nondisclosure agreements to protect its proprietary rights. In addition, the Company has a U.S. patent application pending on its MiniCell. There can be no assurance, however, that patent and copyright law and trade secret protection will be adequate to deter misappropriation of its technology, that any patents issued to the Company will not be challenged, invalidated or circumvented, that the rights granted thereunder will provide competitive advantages to the Company, or that the claims under any patent application will be allowed. Furthermore, there can be no assurance that others will not independently develop similar processes or designs, duplicate the Company's processes or design around any patents issued to the Company. The Company may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive and there can be no assurance that patents will be issued from currently pending or future applications or that any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to the Company.

     The Company may in the future receive communications from third parties asserting that the Company is infringing certain patents and other intellectual property rights of others or seeking indemnification against such alleged infringement. No assurance can be given that any of these claims will not result in protracted and costly litigation, that damages for infringement will not be assessed or that should it be necessary or desirable to obtain a license relating to one or more of the Company's services or current or future technologies, the Company will be able to do so on commercially reasonable terms or at all.

LEASES AND FINANCING TERMS

     The following is a summary of the terms for the Company's leased facilities and financing for facilities owned by the Company. All obligations of the Company under the Industrial Revenue Bonds ("IRBs") are secured by certain assets of the Company and by letters of credit with a bank:

     Fremont, California -- Fremont is the location of the Company's headquarters. The building is subject to a lease with a term that expires in July 1999.

     Corona, California -- The Corona facility is subject to a lease with an initial lease term that expires in 2004. After the initial lease term the Company has four five-year renewal options.

     Hayward, California -- The Hayward facility is subject to a lease with a term that expires in 2001.

     Tustin, California -- The Tustin facility is subject to a lease with a term that expires in 2002. The owner of the Tustin property is Charles King & Associates, of which Charles W. King, Jr., a director of the Company, is an affiliate. See "Certain Transactions."

     Fort Worth I, Texas -- The Fort Worth I facility is owned by the Company. The facility was financed through the issuance of two IRBs. These IRBs were issued in 1985 in an aggregate amount of $4.6 million, with interest payable monthly and principal due in full in 2005. The interest rate on the IRBs adjusts monthly, based upon market conditions. The interest rate as of December 31, 1997 was 4.5%.

     Fort Worth II, Texas -- The Fort Worth II facility is owned by the Company. The Company financed this facility through the issuance of a $5.0 million IRB in the second quarter of fiscal 1998. The interest rate is adjustable weekly based upon market conditions. The interest rate as of December 31, 1997 was 4.4%.

     Schaumburg, Illinois -- The Schaumburg facility is subject to a lease with a term that expires in 2002. The owner of the Schaumburg property is Charles King & Associates, of which Charles W. King, Jr., a director of the Company, is an affiliate. See "Certain Transactions."

     Gurnee, Illinois -- The Gurnee facility is owned by the Company. The facility was financed through the issuance of an IRB. The IRB was issued in 1996 in an aggregate amount of $7.8 million. The IRB has a 20 year maturity with an 18 year repayment schedule with interest payable monthly. The interest rate is adjustable weekly, based upon market conditions. The interest rate as of December 31, 1997 was 4.4%.

     Westerville, Ohio -- The Westerville facility is owned by the Company. The facility was financed through the issuance of an IRB. The IRB was issued in 1984 in an aggregate amount of $4.9 million with interest payments due monthly and principal due in 2004. The interest rate is adjustable monthly, based upon market conditions. The interest rate as of December 31, 1997 was 4.5%.

     Charlotte, North Carolina -- The Charlotte facility is owned by the Company. The facility was financed through the issuance of an IRB. The IRB was issued in 1996 in the aggregate amount of $9.0 million and has a 20 year maturity with an 18 year repayment schedule with interest payable monthly. The interest rate is adjustable weekly, based upon market conditions. The interest rate as of December 31, 1997 was 4.4%.

     Rockaway, New Jersey -- The Rockaway facility is leased from RTI. The lease is for a six year period beginning in August 1996, with a five year renewal option exercisable by the Company. The Company has an option to purchase the Rockaway facility at the end of the initial lease term. See "Risk Factors -- Environmental and Related Risks."

     Salem, New Jersey -- The Salem facility is a leased facility. The lease is a 20 year lease which expires in the year 2004. All lease payments have been prepaid and there are no further payments due on the lease. The lessor is the issuer of the associated IRB financing which has a fixed interest rate of 10.0% with interest payable monthly and principal repaid annually through 1999. The proceeds of the IRB financing were used to construct and equip the leased premises. The Company intends to use a portion of the proceeds from this offering to repay this IRB. See "Use of Proceeds."

     Decatur, Georgia -- The Decatur facility is owned by the Company. The facility was financed through issuance of an IRB. The IRB was issued in 1985 in the aggregate amount of $5.3 million with interest payments due monthly and principal due in full in 2005. The interest rate is adjustable monthly, based upon market conditions. The interest rate as of December 31, 1997 was 4.5%. The facility is currently being leased to a third party. See "Risk
Factors -- Environmental and Related Risks."

EMPLOYEES

     At January 31, 1998, the Company had 314 employees. The Company's progress to date has been highly dependent upon the skills of its key technical and management personnel, many of whom would be difficult to replace. To reach its future business objectives, the Company will need to hire additional qualified personnel in the areas of sales, engineering and management. There can be no assurance that the Company will be able to hire such personnel, as the Company must compete with other companies, academic institutions, government entities and other agencies. The number of persons with experience in the Gamma and E-Beam industries is limited, and as a result, competition for such personnel is intense. There can be no assurance that the Company can retain such personnel or that it can attract or retain other highly qualified personnel in the future. No employee of the Company is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company considers its relations with its employees to be good. See "Risk Factors -- Dependence on Key Personnel."

LITIGATION

     The Company is not currently subject to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

            NAME                  AGE                       POSITION
----------------------------      ----    ---------------------------------------------
James F. Clouser............        46    President, Chief Executive Officer and
                                          Director
James E. Williams...........        54    Chief Financial Officer and Senior Vice
                                          President, Finance and Administration
D. Patterson Adams..........        44    Vice President and General Manager,
                                          Non-Medical Division
Eric W. Beers...............        37    Senior Vice President of Engineering
Donald A. Currie............        40    Vice President of Operations, Eastern Region
Eugene C. Davis.............        49    Vice President of Operations, Western Region
Lisa C. Foster..............        36    Vice President of Quality Assurance
David E. Meyer..............        46    President of Medical Products Division
Charles W. King, Jr.........        62    Chairman of the Board
Walter G. Kortschak(1)......        38    Director
Thomas F. Stephenson(1).....        55    Director
James R. Yarter.............        60    Director

---------------

(1) Member of Audit Committee and Compensation Committee.

     All directors hold office until the next annual meeting of the stockholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the direction of the Board of Directors. There are no family relationships among the directors or officers of the Company.

     James F. Clouser joined SteriGenics in June 1988 as President and Chief Executive Officer. Previously, from 1984 to 1988 he served as Chief Operating Officer of Attain, Inc., a high technology start-up manufacturer of automatic test equipment for semiconductor devices. Mr. Clouser has a Bachelor of Science degree in Electrical Engineering from Pennsylvania State University, a Masters of Business Administration degree in Finance from Wayne State University, and a Masters of Science degree in Accounting from Rochester Institute of Technology.

     James E. Williams joined SteriGenics in October 1997 as Chief Financial Officer and Senior Vice President of Finance and Administration. Prior to joining SteriGenics, Mr. Williams served as Executive Vice President and Chief Financial Officer of Systems Integrators, Inc., a publishing systems and software company, from July 1995 to October 1997. From February 1993 to July 1995 Mr. Williams served as Vice President and Chief Financial Officer of VISX, Inc., a manufacturer of laser vision correction products. Mr. Williams earned his Bachelor of Arts degree in Accounting from San Francisco State University and his Masters in Business Administration in Finance from Golden Gate University.

     D. Patterson Adams joined SteriGenics in January 1998 as Vice President and General Manager of the Non-Medical Division. Prior to joining SteriGenics, Mr. Adams served as a consultant to health care providers and medical manufacturers as President of VestCorp, an investment holding company, from July 1995 to January 1998. Mr. Adams served as Chief Operating Officer of Progressive Capital Investment Corporation from July 1993 to June 1995. From June 1988 to June 1993, Mr. Adams was Vice President of EtO Operations for Isomedix, Inc. Mr. Adams earned his Bachelor of Science Degree in Biology from the University of Memphis.

     Eric W. Beers joined SteriGenics in February 1994 as Senior Vice President of Engineering. Prior to joining SteriGenics and since 1980, Mr. Beers held several engineering and managerial positions with Nordion, a supplier of Cobalt 60 and irradiation equipment, the most recent of which was as Manager of the Industrial Irradiation Engineering Department. Mr. Beers has a degree in Mechanical/Aeronautical Engi-neering from Carleton University in Canada and is a Member of the Association of Professional Engineers of Ontario, Canada.

     Donald A. Currie joined SteriGenics in March 1991 as General Manager of the Westerville facility. In August 1994, Mr. Currie became Director of Operations overseeing the Westerville and Schaumburg facilities and was promoted to Vice President of Operations, Non-Medical in November 1996. In January 1998, Mr. Currie became Vice President of Operations, Eastern Region. Mr. Currie has a Bachelor of Arts degree in Materials and Operations Management from Michigan State University.

     Eugene C. Davis joined SteriGenics in April 1994 as Vice President of Quality Assurance and Regulatory Affairs. In January 1996, he became Vice President of Sales and Marketing, and in July 1997, he became the Vice President of Operations for the Western Region. From 1979 to 1993 Mr. Davis held various positions with the Opthalmic Surgical Products Division of Optical Radiation Corporation, an opthalmic surgical products company, the most recent of which was Vice President of Quality Assurance. Mr. Davis has a Bachelor of Arts degree from California State Polytechnic University at Pomona.

     Lisa C. Foster joined SteriGenics in January 1989 as Quality Assurance Manager at the Decatur facility. In February 1990, Ms. Foster transferred to the Schaumburg facility as Quality Assurance Manager. Later that year she joined the Corporate staff, assuming the responsibility of Corporate Quality Assurance Manager. In April 1992, Ms. Foster was promoted to Director of Corporate Quality Assurance and in June 1997 was promoted to Vice President of Quality Assurance. Ms. Foster has a Bachelor of Science degree in Food and Nutrition from Mississippi University for Women and a Masters of Science degree in Food Chemistry from Mississippi State University.

     David E. Meyer joined SteriGenics in November 1989 as General Manager of the Schaumburg facility and in May 1991 was promoted to Senior Vice President of Operations. In July 1997, Mr. Meyer was promoted to President of Medical Products Division. From 1976 to 1989, Mr. Meyer held various positions with the Barber-Greene Company, a producer of road construction equipment, most recently that of Manufacturing Manager. Mr. Meyer has a Bachelor of Science degree in Business Administration from Valparaiso University and a Masters of Science degree in Management from Aurora University.

     Charles W. King, Jr., a founder of the Company, has been Chairman of the Board of SteriGenics since its inception. Mr. King is a private investor and real estate developer and has been a Managing Partner in Charles King & Associates since 1965.

     Walter G. Kortschak became a director of the Company in September 1993. Mr. Kortschak is a General Partner of Summit Partners, L.P., where he has been employed since June 1989. Summit Partners and its affiliates manage a number of venture capital funds, including Summit Ventures III, L.P. and Summit Investors II, L.P., which are principal stockholders of the Company. Mr. Kortschak also serves as a director of Diamond Multimedia Systems, Inc., HMT Technology Corporation, and Simulation Sciences Inc. Mr. Kortschak formerly served as a director of McAfee Associates, Inc.

     Thomas F. Stephenson became a director of the Company in September 1993. Mr. Stephenson is a General Partner of Sequoia Capital, where he has been employed since 1988. Sequoia Capital and its affiliates manage a number of venture capital funds, including Sequoia Capital Growth Fund and Sequoia Technology Partners III, which are principal stockholders of the Company. Mr. Stephenson is a director of Sequana Therapeutics and several private companies.


     James R. Yarter became a director of the Company in January 1998. Mr. Yarter has been a consultant to medical device manufacturers since April 1996. From October 1995 to April 1996, Mr. Yarter served as President and Chief Executive Officer of U.S. Medical. From February 1994 to October 1995, Mr. Yarter was President and Chief Executive Officer of BLOCK Medical. Mr. Yarter provided private consulting services to medical device manufacturers from 1990 to February 1994. Previously, Mr. Yarter served in various capacities at C.R. Bard, a medical equipment and supplies manufacturer.

EXECUTIVE COMPENSATION

     The following summary compensation table sets forth information concerning cash and non-cash compensation earned during the fiscal year ended March 31, 1997 by the Company's Chief Executive Officer and each of the Company's other four highest paid executive officers whose total compensation for services in all capacities to the Company exceeded $100,000 during such year (the "Named Officers").

               SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 1997(1)

                                                                           LONG-TERM COMPENSATION
                                                                           ----------------------
                                                                                   AWARDS
                                                    ANNUAL COMPENSATION    ----------------------
                                                    --------------------   SECURITIES UNDERLYING
              NAME AND PRINCIPAL POSITION           SALARY($)   BONUS($)         OPTIONS(#)
    ----------------------------------------------- ---------   --------   ----------------------
    James F. Clouser...............................  179,667     89,834                --
      President, Chief Executive Officer and
         Director
    Eric W. Beers..................................   95,918     43,163             5,000
      Senior Vice President of Engineering
    Eugene C. Davis................................   99,105     39,642             5,000
      Vice President of Operations, Western Region
    David E. Meyer.................................   96,088     48,044             5,000
      President of Medical Products Division
    Edward M. Miller, Jr.(2).......................   96,586     19,317             5,000
      Vice President of Finance

---------------

(1) On July 24, 1997, the Company granted the following options to the Named Officers under the Company's 1997 Equity Incentive Plan: Mr.
    Clouser -- options for 125,000 shares; Mr. Beers -- options for 17,500 shares; Mr. Davis -- options for 7,500 shares; Mr. Meyer -- options for 15,000 shares.

(2) Mr. Miller ceased to be an employee of the Company as of January 22, 1998.

STOCK OPTIONS GRANTED IN FISCAL 1997

     The following table provides information concerning grants of options to purchase the Company's Common Stock made during the fiscal year ended March 31, 1997 to the Named Officers:

                    OPTION GRANTS IN FISCAL YEAR 1997(1)(2)

                                                                                    POTENTIAL
                                                                                   REALIZABLE
                                                                                    VALUE AT
                                                                                 ASSUMED ANNUAL
                                           INDIVIDUAL GRANTS                     RATES OF STOCK
                          ----------------------------------------------------        PRICE
                          NUMBER OF                                               APPRECIATION
                          SECURITIES  % OF TOTAL                                   FOR OPTION
                          UNDERLYING   OPTIONS                                       TERM(4)
                           OPTIONS    GRANTED TO  EXERCISE PRICE    EXPIRATION   ---------------
                          GRANTED(#)  EMPLOYEES   PER SHARE($)(3)      DATE      5%($)    10%($)
                          ----------  ----------  ---------------   ----------   ------   ------
James F. Clouser........          --          --          --               --        --       --
Eric W. Beers...........    5,000        5.15           4.90          5/31/06    15,408   39,047
Eugene C. Davis.........    5,000        5.15           4.90          5/31/06    15,408   39,047
David E. Meyer..........    5,000        5.15           4.90          5/31/06    15,408   39,047
Edward M. Miller,
  Jr.(5)................    5,000        5.15           4.90          5/31/06    15,408   39,047

---------------

(1) The Company granted options for 97,000 shares during the fiscal year ended March 31, 1997.

(2) Since March 31, 1997, the Company granted options to the Named Officers for the following number of shares: Mr. Clouser -- options for 125,000 shares; Mr. Beers -- options for 17,500 shares; Mr. Davis -- options for 7,500 shares; Mr. Meyer -- options for 15,000 shares.

(3) All options were granted at an exercise price equal to the fair market value of the Company's Common Stock as determined by the Board of Directors of the Company on the date of grant. The exercise price may be paid in cash, check, promissory note or in shares of the Company's Common Stock valued at fair market value on the exercise date. The options vest with respect to 24% of the shares one year after the option grant date and with respect to 2% of the shares on a monthly basis for the next 38 months.

(4) The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the current date. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Officers.

(5) Mr. Miller ceased to be an employee of the Company as of January 22, 1998.

OPTION EXERCISES AND FISCAL 1997 YEAR-END VALUES

     No options were exercised by the Named Officers in fiscal 1997. The following table provides the specified information concerning unexercised options held as of March 31, 1997 by the Named Officers:

                         FISCAL 1997 YEAR-END VALUES(1)

                                       NUMBER OF SECURITIES
                                            UNDERLYING             VALUE OF UNEXERCISED
                                       UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                                       AT MARCH 31, 1997(#)       AT MARCH 31, 1997($)(2)
                                       --------------------       -----------------------
                    NAME               VESTED      UNVESTED         VESTED       UNVESTED
        -----------------------------  -------     --------       ----------     --------
        James F. Clouser.............  289,043      10,957        $1,012,584     $39,445
        Eric W. Beers................    7,900      14,600            28,440      52,560
        Eugene C. Davis..............    6,600      13,400            23,760      48,240
        David E. Meyer...............   21,950      10,550            77,270      37,980
        Edward M. Miller, Jr.(3).....   10,200      17,300            36,720      62,280

---------------

(1) Since March 31, 1997, the Company granted options to the Named Officers for the following number of shares: Mr. Clouser -- options for 125,000 shares; Mr. Beers -- options for 17,500 shares; Mr. Davis -- options for 7,500 shares; Mr. Meyer -- options for 15,000 shares.

(2) Calculated by subtracting the exercise price from the estimated fair market value of the underlying securities as of March 31, 1997 of $8.50 per share.

(3) Mr. Miller ceased to be an employee of the Company as of January 22, 1998.

STOCK PLANS

  1997 Equity Incentive Plan

     The Company's 1997 Equity Incentive Plan (the "Plan") was adopted by the Board on June 23, 1997 and amended on July 24, 1997. The number of shares of Common Stock reserved for issuance under the Plan is equal to (i) 1,025,000 plus
(ii) the aggregate number of shares remaining available for grants under the Company's Second Amended and Restated 1986 Stock Option Plan (the "Predecessor Plan") on June 23, 1997 plus (iii) the aggregate number of shares remaining available for issuance under the Company's 1997 Stock Plan. As of December 31, 1997, options for an aggregate of 213,000 shares have been granted under the Plan. Under the Plan, employees, non-employee members of the Board ("Outside Directors") and consultants may be awarded options to purchase shares of Common Stock, stock appreciation rights ("SARs"), restricted shares or stock units. Options may be incentive stock options designed to satisfy Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or nonstatutory stock options not designed to meet such requirements. If restricted shares or shares issued upon the exercise of options granted under this Plan or the Predecessor Plan are forfeited, then such shares will again become available for awards under the Plan. If stock units, options or SARs granted under this Plan or the Predecessor Plan are forfeited or terminate for any other reason before being exercised, then the corresponding shares will again become available for awards under the Plan. As of January 1 of each year, commencing with the year 1999, the number of shares reserved for issuance under the Plan will be increased automatically by the lesser of (i) 5% of the total number of shares of Common Stock then outstanding or (ii) 250,000 shares.

     The Plan is administered by the Company's Compensation Committee (the "Committee"). The Committee has the complete discretion to determine which eligible individuals are to receive any award, determine the type, number, vesting requirements and other features and conditions of such award, interpret the Plan and make all other decisions relating to the operation of the Plan.

     The exercise price for options granted under the Plan may be paid in cash or in outstanding shares of Common Stock. Options may also be exercised by using a cashless exercise method, a pledge of shares to a broker or promissory note. The payment for the award of newly issued restricted shares will be made in cash, by promissory note or the rendering of past or future services.

     The Committee has the authority to modify, extend or assume outstanding options and SARs or may accept the cancellation of outstanding options or SARs in return for the grant of new options or SARs for the same or a different number of shares and at the same or a different exercise price.

     Each Outside Director who first becomes a member of the Board after the date of the initial public offering will receive a onetime option grant for 15,000 shares of Common Stock upon taking office. Upon the conclusion of each regular annual meeting of the Company's stockholders held in the 1998 calendar year and thereafter, each Outside Director who will continue to serve as a Board member will receive an option for 3,000 shares of Common Stock, except that an Outside Director will not receive an annual grant for 3,000 shares in the same year he or she received the one-time option grant for 15,000 shares.

     The Board may decide to implement a program that allows an Outside Director to elect to receive his or her annual retainer payments and meeting fees from the Company in the form of cash, options, restricted shares, stock units or a combination thereof. The number and terms of such options, restricted shares or stock units to be granted to Outside Directors in lieu of annual retainers and meeting fees will be calculated in a manner determined by the Board.

     The Committee may determine that upon a Change in Control (as defined in the Plan) an award of an option, SAR, stock units or restricted shares will become fully exercisable as to all shares subject to such award. A Change in Control includes a merger or consolidation of the Company after which the Company's then current stockholders own less than 50% of the surviving corporation, sale of all or substantially all of the assets of the Company, a proxy contest that results in replacement of more than one-third of the directors over a 24-month period or acquisition of 30% or more of the Company's outstanding stock by a person other than a trustee of any of the Company's employee benefit plans, a corporation owned by the stockholders of the Company in substantially the same proportions as their stock ownership in the Company or a person who owns stock of the Company before the effective date of the initial public offering. In the event of a merger or other reorganization, outstanding options, SARs, restricted shares and stock units will be subject to the agreement of merger or reorganization, which may provide for the assumption of outstanding awards by the surviving corporation or its parent, for their continuation by the Company (if the Company is a surviving corporation), for accelerated vesting and accelerated expiration or for settlement in cash.

     The Board may amend or terminate the Plan at any time. Amendments may be subject to stockholder approval to the extent required by applicable laws.

  1997 Stock Plan

     The Company's 1997 Stock Plan (the "Stock Plan") was adopted by the Board on July 24, 1997. The number of shares of Common Stock reserved for issuance under the Stock Plan was equal to 175,000 shares. To the extent that any shares of Common Stock remained available for grant after July 24, 1997, such shares were incorporated into the Company's Plan, as discussed in the Plan description above. On July 24, 1997, the Board granted a series of options under the Stock Plan such that options for 164,750 shares are currently outstanding. However, the Board does not intend to grant any additional options under the Stock Plan.

     Only employees of the Company who are not executive officers may participate in the Stock Plan. Under the Stock Plan, employees may be awarded options to purchase shares of Common Stock or restricted stock. Options may be incentive stock options designed to satisfy Section 422 of the Code or nonstatutory stock options not designed to meet such requirements. Upon a Change in Control (as defined in the Stock Plan), the options become fully vested and the Company's repurchase right lapses entirely, unless the options are assumed by, or the repurchase right is assigned to, the acquiring entity, in which case no acceleration of vesting occurs.

  1997 Employee Stock Purchase Plan

     The Board adopted the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") on June 23, 1997. A total of 400,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify under Section 423 of the Code. Each calendar year, two overlapping offering periods consisting of 24 months will commence on February 1 and August 1 (except that the first offering period commenced on the effective date of the initial public offering and will end on July 31, 1999). Each offering period contains four six-month accumulation periods, with purchases occurring at the end of each six-month accumulation period. However, the initial accumulation period began on the effective date of the initial public offering and ended on January 31, 1998. The Purchase Plan will be administered by the Committee. Each employee will be eligible to participate if he or she is (i) employed by the Company for at least 20 hours per week for more than five months per year and (ii) was an employee on the effective date of the initial public offering or has been employed by the Company, or an entity acquired by the Company for at least three consecutive months. The Purchase Plan permits each eligible employee to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation, nor more than 5,000 shares on any purchase date. The price of each share of Common Stock purchased under the Purchase Plan will be 85% of the lower of (i) the fair market value per share of Common Stock on the date immediately prior to the first date of the applicable accumulation period (except that in the case of the first offering period, the price per share will be the price offered to the public in the initial public offering) or (ii) the date at the end of the applicable accumulation period. Employees may end their participation in the Purchase Plan at any time during the accumulation period, and participation ends automatically upon termination of employment with the Company. In the event of a merger or consolidation, all offering periods and accumulation periods will terminate and each outstanding purchase right will be exercised. The Board may amend or terminate the Purchase Plan at any time. However, the Board may not, without stockholder approval, increase the number of shares of Common Stock reserved for issuance under the Purchase Plan.

COMPENSATION OF DIRECTORS

     James R. Yarter, a director since January 1998, receives $2,000 per Board meeting with no additional compensation for designated committee meetings, assuming such meetings will occur at the time of regularly scheduled Board meetings. The remaining directors receive no remuneration for serving on the Board of Directors, although directors are reimbursed for all reasonable expenses incurred by them in attending Board and committee meetings. In addition, each outside director who first becomes a director after the date of the Company's initial public offering will receive a one-time option grant for 15,000 shares. The option for 15,000 shares will become exercisable with respect to 24% of the option shares on the first anniversary of the date of grant and with respect to an additional 2% of the option shares upon the completion of each month of service thereafter. At each regular annual stockholder meeting, each outside director who continues to serve as a member of the Board will receive an option for 3,000 shares which will become fully exercisable on the first anniversary of the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     The Compensation Committee consists of Messrs. Kortschak and Stephenson. Neither of these individuals has at any time since the formation of the Company been an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Pursuant to the provisions of the Delaware General Corporation Law (the "Delaware Law"), the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the directors' duty of loyalty to the Company or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware Law and
(iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the fullest extent permitted under the Delaware Law. The Company has entered into separate indemnification agreements with its officers and directors which are, in some cases, broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

     The Company has leased its Tustin, California facility since April 1980 from Charles King & Associates, an entity of which Charles W. King, Jr., a director and major stockholder of the Company, is an affiliate. In June 1997, the Company executed a five year lease, with a term that expires in the year 2002, that provides for payments of $19,750 per month with 3% annual rent increases in years two through five of the lease. Lease payments were $219,000 in each of the fiscal years ended March 31, 1995, 1996 and 1997.

     The Company has leased its Schaumburg, Illinois facility since January 1982 from Charles King & Associates, an entity of which Charles W. King, Jr., a director and major stockholder of the Company, is an affiliate. In June 1997, the Company executed a five year lease, with a term that expires in the year 2002, that provides for payments of $13,100 per month with 3% annual rent increases in years two through five of the lease. Lease payments were $253,000 in each of the fiscal years ended March 31, 1995, 1996 and 1997.

     Through June 29, 1997, Charles W. King, Jr. guaranteed bank letters of credit related to IRBs issued by the Company for approximately $31.5 million for several of the Company's facilities. These IRBs have 20 year terms with interest rates as of June 29, 1997 of 4.0% and 4.4% adjustable based upon market conditions. Mr. King received no consideration for the guarantee of these IRBs. As of December 31, 1997, Mr. King continues to guarantee a bank letter of credit related to one IRB issued by the Company for approximately $5.3 million for one of the Company's facilities. This IRB has a 20 year term with an interest rate as of December 31, 1997 of 4.5%, adjustable based upon market conditions. Mr. King received no consideration for the guarantee of this IRB.

     The Company used $1.5 million of the net proceeds of the Company's initial public offering to redeem 15,000 shares of Series A Preferred Stock. The Charles
W. King, Jr. Revocable Trust, of which Mr. King is the trustee and beneficiary, was the sole holder of the Series A Preferred Stock.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect the sale of the shares offered hereby, (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the executive officers named in the table under "Executive Compensation" and by each of the Company's directors, and (iii) by all officers and directors of the Company as a group.

                                            SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                               OWNED PRIOR TO                            OWNED AFTER
                                                OFFERING(1)                              OFFERING(1)
                                           ----------------------      SHARES       ----------------------
           NAME AND ADDRESS(1)              NUMBER     PERCENT(2)   BEING OFFERED    NUMBER     PERCENT(2)
-----------------------------------------  ---------   ----------   -------------   ---------   ----------
Summit Partners, L.P.(3).................    736,630       10.6%        400,000       336,630        4.5%
  499 Hamilton Avenue, Suite 200
  Palo Alto, CA 94301
Sequoia Capital(4).......................    368,315        5.3%        200,000       168,315        2.2%
  3000 Sand Hill Road
  Suite 280, Building 4
  Palo Alto, CA 94025
Charles W. King, III Trust...............    907,054       13.1%        225,454       681,600        9.1%
  c/o King Asset Management Corporation
  1999 South Bascom Avenue, Suite 925
  Campbell, CA 95008
Michael J. King Trust....................    907,054       13.1%        225,454       681,600        9.1%
  c/o King Asset Management Corporation
  1999 South Bascom Avenue, Suite 925
  Campbell, CA 95008
Patricia Morley King Trust...............    907,054       13.1%        225,454       681,600        9.1%
  c/o King Asset Management Corporation
  1999 South Bascom Avenue, Suite 925
  Campbell, CA 95008
Charles W. King, Jr. Revocable Trust.....    495,100        7.1%         73,638       421,462        5.6%
  c/o King Asset Management Corporation
  1999 South Bascom Avenue, Suite 925
  Campbell, CA 95008
James F. Clouser(5)......................    293,506        4.1%         75,000       218,506        2.8%
James E. Williams(6).....................         --         --              --            --         --
Eric W. Beers(7).........................     13,500      *                  --        13,500      *
Eugene C. Davis(8).......................     11,650      *                  --        11,650      *
David E. Meyer(9)........................     25,900      *                  --        25,900      *
Edward M. Miller, Jr.(10)................     15,883      *                  --        15,883      *
Charles W. King, Jr.(11).................    495,100        7.1%         73,638       421,462        5.6%
Walter G. Kortschak(12)..................    736,630       10.6%        400,000       336,630        4.5%
Thomas F. Stephenson(13).................    368,315        5.3%        200,000       168,315        2.2%
James R. Yarter(14)......................         --         --              --            --         --
All Officers and Directors as a group
(12 persons)(15).........................  1,985,673       27.1%        748,638     1,237,035       15.8%

---------------

  *  Represents less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other person. Except as set forth in the footnotes to this table and subject to applicable community property laws, each person has sole voting and investment power with respect to the shares set forth opposite such person's name. Information with respect to beneficial ownership is based upon the Company's stock records and data supplied to the Company by the holders.

 (2) Percentage ownership is based on 6,939,846 shares of Common Stock outstanding on December 31, 1997 and 7,514,846 shares of Common Stock outstanding after completion of the offering. Assumes no exercise of the Underwriters' over-allotment option.

 (3) Includes 727,095 and 9,535 shares of Common Stock held of record by Summit Ventures III, L.P. and Summit Investors II, L.P., respectively. Entities affiliated with Summit Partners have granted to the Underwriters an over-allotment option to purchase up to 200,000 additional shares of Common Stock. See "Underwriting." If the over-allotment option is exercised in full, the number of shares beneficially owned by entities affiliated with Summit Partners will be reduced to 136,630 shares, or 1.8% of shares outstanding.

 (4) Includes 346,216 and 22,099 shares of Common Stock held of record by Sequoia Capital Growth Fund and Sequoia Technology Partners III, respectively. Entities affiliated with Sequoia Capital have granted to the Underwriters an over-allotment option to purchase up to 100,000 additional shares of Common Stock. See "Underwriting." If the over-allotment option is exercised in full, the number of shares beneficially owned by entities affiliated with Sequoia Capital will be reduced to 68,315 shares, or 1.0% of shares outstanding.

 (5) Includes 293,506 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of December 31, 1997.

 (6) Mr. Williams has no options currently exercisable or exercisable within 60 days of December 31, 1997.

 (7) Includes 13,500 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of December 31, 1997.

 (8) Includes 11,650 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of December 31, 1997.

 (9) Includes 25,900 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of December 31, 1997.

(10) Includes 15,883 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of December 31, 1997. Mr. Miller ceased to be an employee of the Company as of January 22, 1998.

(11) Includes 495,100 shares held by the Charles W. King, Jr. Revocable Trust. Mr. King does not have any beneficial ownership of the Charles W. King, III Trust, the Michael J. King Trust or the Patricia Morley King Trust.

(12) Includes 727,095 and 9,535 shares of Common Stock held of record by Summit Ventures III, L.P. and Summit Investors II, L.P., respectively. Mr. Kortschak, a director of the Company, is a general partner of Summit Partners, L.P., which, with its affiliates, manages Summit Ventures III, L.P. and Summit Investors II, L.P. (collectively, the "Summit Entities"). Mr. Kortschak disclaims beneficial ownership of shares held by the Summit Entities, except for his pecuniary interest therein.

(13) Includes 346,216 and 22,099 shares of Common Stock held of record by Sequoia Capital Growth Fund and Sequoia Technology Partners III, respectively. Mr. Stephenson, a director of the Company, is a general partner of Sequoia Partners (CF), which, with its affiliates, manages Sequoia Capital Growth Fund and Sequoia Technology Partners III (collectively, the "Sequoia Entities"). Mr. Stephenson disclaims beneficial ownership of shares held by the Sequoia Entities, except for his pecuniary interest therein.

(14) Mr. Yarter has no options currently exercisable or exercisable within 60 days of December 31, 1997.

(15) Includes 372,379 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of December 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $0.001 par value, and 1,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

     As of December 31, 1997, there were 6,939,846 shares of Common Stock outstanding that were held of record by approximately 52 stockholders. There will be 7,514,846 shares of Common stock outstanding (assuming no exercise after December 31, 1997 of outstanding options or purchases under the Employee Stock Purchase Plan) after giving effect to the sale of the shares of Common Stock to the public offered hereby.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

     Under the terms of the Asset Acquisition Agreement entered into as of December 27, 1997 by and among SteriGenics, RSI Leasing, Inc. and ThermoSpectra Corporation ("ThermoSpectra"), under which the Company acquired certain assets of the Nicolet Electron Services Division, ThermoSpectra may under certain circumstances be entitled to receive up to an additional 21,861 shares of Common Stock of the Company.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  Certificate of Incorporation and Bylaws

     The Certificate of Incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Further, provisions of the Bylaws and the Certificate of Incorporation provide that the stockholders may amend the Bylaws or certain provisions of the Certificate of Incorporation only with the affirmative vote of the holders of 75% of the Company's capital stock. These provisions of the Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors -- Anti-Takeover Effect of Certain Charter and Bylaw Provisions."

  Delaware Takeover Statute

     The Company is subject to Section 203 of the Delaware Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

     After this offering, under that certain Investors' Rights Agreement dated September 20, 1993, entities affiliated with Summit Partners, L.P. and Sequoia Capital holding approximately 504,945 shares (204,945 shares if the underwriters' over-allotment option is exercised in full) of Common Stock (the "1993 Registrable Securities") will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such 1993 Registrable Securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include their 1993 Registrable Securities. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their 1993 Registrable Securities, and the Company is required to use its best efforts to effect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within six months following an offering of the Company's securities, including the offering made hereby.

     After this offering, under that certain Registration Rights Agreement dated December 31, 1997, ThermoSpectra, which holds 109,307 shares of Common Stock (the "1997 Registrable Securities") will be entitled to certain rights with respect to such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such 1997 Registrable Securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include their 1997 Registrable Securities. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their 1997 Registrable Securities, and the

Company is required to use its best efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within four months following an offering of the Company's securities, including the offering made hereby.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering, the Company will have outstanding 7,514,846 shares of Common Stock, of which 4,543,639 shares will be freely tradable without restriction and 2,971,207 shares will be saleable subject to certain volume and other restrictions of Rule 144 under the Securities Act. For a period of 75 days from the date of this Prospectus, the Company's executive officers and directors have agreed that without the prior written consent of PaineWebber Incorporated they will not offer to sell, sell, contract to sell, grant any option to sell, or otherwise dispose of, or require the Company to file with the Securities and Exchange Commission a registration statement under the Securities Act to register any shares of Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to acquire shares of Common Stock. Thereafter, all shares can be sold in the public market subject to certain volume and other restrictions of Rule 144 under the Securities Act. In addition, upon completion of this offering, there will be outstanding options to purchase a total of approximately 1,126,890 shares of the Company's Common Stock under the Company's stock option plans. Sales of substantial amounts of such shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. The Company has agreed, subject to certain exception, in the Underwriting Agreement that, without the prior written consent of PaineWebber Incorporated, it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for the Company's Common Stock or other equity securities for a period of 75 days after the date of this Prospectus. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of PaineWebber Incorporated. See "Underwriting."

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom PaineWebber Incorporated and Piper Jaffray Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters the number of shares of Common Stock set forth opposite their names below at the price per share set forth on the cover page of this Prospectus under "Proceeds to Company."

                                                                           NUMBER OF
                                  UNDERWRITERS                              SHARES
        ----------------------------------------------------------------  -----------
        PaineWebber Incorporated........................................
        Piper Jaffray Inc. .............................................

                                                                          -----------
                  Total.................................................    2,000,000
                                                                           ==========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions. The Underwriters are committed to purchase all of the shares of Common Stock offered by this Prospectus, (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set on the cover of this Prospectus and to certain dealers at
such price less a concession not in excess of $     per share. The Underwriters
may allow, and such dealers may reallow, a concession to other dealers not in
excess of $     per share. After the initial public offering of the Common
Stock, the public offering price, the concessions to selected dealers and reallowance to other dealers may be changed by the Representatives.

     Certain of the Selling Stockholders have granted the Underwriters an option, exercisable during the 30 day period after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the Underwriting Agreement. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company, each of its directors and executive officers and stockholders holding an aggregate of approximately 4,321,000 shares of Common Stock have agreed, without the prior written consent of PaineWebber Incorporated, not to offer to sell, sell, contract to sell, grant any option to sell, or otherwise dispose of or require the Company to file with the Securities and Exchange Commission a registration statement under the Securities Act to register any shares of Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to acquire shares of Common Stock owned by any of them prior to the expiration of 75 days from the date of this Prospectus, except (i) for shares of

Common Stock offered hereby, and (ii) in the case of the Company, the issuance of Common Stock upon the exercise of outstanding options and the grant of options, at market value, to purchase shares of Common Stock under the Company's 1997 Equity Incentive Plan.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted, pursuant to Regulation M under the Securities Act, to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     The Underwriters have advised the Company that the Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with rules promulgated by the SEC. In general, a passive market maker may not bid for or purchase the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Underwriters and dealers are not required to engage in passive market making and may discontinue such activities at any time.

     If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing shares of Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security before the distribution is completed.

     Neither the Company nor any Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the shares offered hereby and general corporate legal matters will be passed upon for the Company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP ("Gunderson Dettmer"), Menlo Park, California. Carla S. Newell, a partner of Gunderson Dettmer, is the Secretary of the Company. Certain legal matters relating to the sale of the shares of Common Stock in the offering will be passed upon for the Underwriters by Morrison & Foerster LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of SteriGenics International, Inc. at March 31, 1996 and 1997, and for each of the three years in the period ended March 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                        STERIGENICS INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................   F-2
Consolidated Balance Sheets...........................................................   F-3
Consolidated Statements of Operations.................................................   F-4
Consolidated Statements of Stockholders' Equity.......................................   F-5
Consolidated Statements of Cash Flows.................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SteriGenics International, Inc.

     We have audited the accompanying consolidated balance sheets of SteriGenics International, Inc. as of March 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SteriGenics International, Inc. at March 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

                                          ERNST & YOUNG LLP
Palo Alto, California
May 9, 1997,
except for the last paragraph of Note 3 as to which the date is July 30, 1997

                        STERIGENICS INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                          MARCH 31,
                                                                  -------------------------   DECEMBER 31,
                                                                     1996          1997           1997
                                                                  -----------   -----------   ------------
                                                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents:
     Unrestricted...............................................  $ 9,062,328   $ 1,072,342   $ 21,282,983
     Restricted.................................................      844,169       885,058        899,761
  Accounts receivable, net of allowance of $242,000, $253,000 and $154,000 at March 31, 1996 and 1997 and December 31,
     1997.......................................................    3,476,737     4,591,611      5,302,324
  Prepaid expenses and other current assets.....................      560,243       801,404        941,986
  Deferred income taxes.........................................      959,322     1,108,717      1,108,717
                                                                  -----------   -----------    -----------
Total current assets............................................   14,902,799     8,459,132     29,535,771
Property, plant and equipment, net..............................   67,430,439    80,330,124     84,555,135
Other assets....................................................    1,146,113     2,876,281      7,394,298
Investment in joint venture.....................................    1,250,000         1,000          1,000
                                                                  -----------   -----------    -----------
          Total assets..........................................  $84,729,351   $91,666,537   $121,486,204
                                                                  ===========   ===========    ===========
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................  $   382,031   $ 1,461,758   $    413,385
  Income taxes payable..........................................       86,179       677,192      2,683,916
  Accrued liabilities...........................................    6,305,238     6,096,785      6,912,412
  Current portion of capital lease obligations..................    2,543,965     3,152,394      2,912,541
  Current portion of long-term debt.............................    2,289,059       250,000        250,000
                                                                  -----------   -----------    -----------
Total current liabilities.......................................   11,606,472    11,638,129     13,172,254
Capital lease obligations, less current portion.................    7,406,387     6,139,685      3,998,166
Long-term debt, less current portion............................   27,783,641    32,000,000     36,750,000
Other long-term liabilities.....................................       92,703            --             --
Deferred income taxes...........................................    8,574,879     9,408,691      9,408,691
Series A redeemable preferred stock, $0.001 par value:
  Authorized shares -- 100,000
  Issued and outstanding shares -- 15,000 at March 31, 1996 and
     1997 and none at December 31, 1997.........................    1,500,000     1,500,000             --
Stockholders' equity:
  Preferred stock, $0.001 par value:
     Authorized shares -- 10,000,000 at March 31, 1996 and 1997 and 1,000,000 at December 31, 1997
     Issued and outstanding shares -- none......................           --            --             --
  Convertible preferred stock, Series B and C, $0.001 par value:
     Authorized shares -- 1,772,728
     Issued and outstanding shares -- 1,772,727 at March 31,
       1996 and 1997 and none at December 31, 1997..............        1,773         1,773             --
  Common stock, $0.001 par value:
     Authorized shares -- 15,000,000
     Issued and outstanding shares -- 3,056,042 at March 31,
     1996 and 1997 and 6,939,846 at December 31, 1997...........        3,056         3,056          6,940
  Additional paid-in capital....................................   14,726,994    14,726,994     38,216,875
  Notes receivable from sale of common stock to employees.......      (88,170)      (88,170)       (68,217)
  Retained earnings.............................................   13,121,616    16,336,379     20,001,495
                                                                  -----------   -----------    -----------
Total stockholders' equity......................................   27,765,269    30,980,032     58,157,093
                                                                  -----------   -----------    -----------
          Total liabilities and stockholders' equity............  $84,729,351   $91,666,537   $121,486,204
                                                                  ===========   ===========    ===========

                            See accompanying notes.

                        STERIGENICS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                NINE MONTHS ENDED
                                           YEAR ENDED MARCH 31,                   DECEMBER 31,
                                  ---------------------------------------   -------------------------
                                     1995          1996          1997          1996          1997
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Revenues........................  $28,661,287   $30,240,840   $37,668,198   $27,684,475   $33,870,801
Cost of revenues................   16,389,018    16,977,930    20,425,350    14,641,499    18,018,613
                                  -----------   -----------   -----------   -----------   -----------
                                   12,272,269    13,262,910    17,242,848    13,042,976    15,852,188
Costs and expenses:
  General and administrative....    5,664,413     5,212,719     6,345,112     4,764,117     5,048,038
  Marketing and selling.........    1,582,875     1,761,026     2,482,124     1,843,790     2,532,522
  Research, development and
     engineering................      685,154       889,815     1,380,821     1,039,715       914,083
                                  -----------   -----------   -----------   -----------   -----------
                                    7,932,442     7,863,560    10,208,057     7,647,622     8,494,643
                                  -----------   -----------   -----------   -----------   -----------
Income from operations..........    4,339,827     5,399,350     7,034,791     5,395,354     7,357,545
Other income (expense):
  Write-down of investments in
     joint ventures.............   (3,011,022)           --            --            --            --
  Interest expense, net.........   (2,402,336)   (1,846,141)   (1,836,310)   (1,456,376)   (1,368,414)
  Other income (expense)........      139,578        46,741       115,347       (71,644)       32,463
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) before provision
  for income taxes, equity in
  joint ventures and
  discontinued operations.......     (933,953)    3,599,950     5,313,828     3,867,334     6,021,594
Provision for income taxes......    1,185,000     1,447,888     2,099,065     1,527,855     2,356,478
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) before equity in
  joint ventures and
  discontinued operations.......   (2,118,953)    2,152,062     3,214,763     2,339,479     3,665,116
  Equity in net loss of joint
     ventures...................   (1,359,983)           --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) from continuing
  operations....................   (3,478,936)    2,152,062     3,214,763     2,339,479     3,665,116
Discontinued operations:
  Loss from discontinued
     operations (net of income
     tax benefit of $51,271)....     (115,193)           --            --            --            --
  Loss on disposition of
     discontinued operations
     (net of income tax benefit
     of $521,951)...............   (1,172,694)           --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------
Net income (loss)...............  $(4,766,823)  $ 2,152,062   $ 3,214,763   $ 2,339,479   $ 3,665,116
                                  ===========   ===========   ===========   ===========   ===========
Pro forma basic net income per
  share.........................                              $      0.66   $      0.48   $      0.63
                                                              ===========   ===========   ===========
Shares used in computing pro
  forma basic net income per
  share.........................                                4,860,685     4,860,685     5,846,286
                                                              ===========   ===========   ===========
Diluted net income per share....                              $      0.62   $      0.45   $      0.58
                                                              ===========   ===========   ===========
Shares used in computing diluted
  net income per share..........                                5,164,679     5,164,679     6,350,343
                                                              ===========   ===========   ===========

                            See accompanying notes.

                        STERIGENICS INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                       NOTES
                                                                                    RECEIVABLE
                       CONVERTIBLE                                                   FROM SALE
                     PREFERRED STOCK           COMMON STOCK         ADDITIONAL       OF COMMON                          TOTAL
                   -------------------     --------------------       PAID-IN        STOCK TO        RETAINED       STOCKHOLDERS'
                     SHARES     AMOUNT      SHARES       AMOUNT       CAPITAL        EMPLOYEES       EARNINGS          EQUITY
                   ----------   ------     ---------     ------     -----------     -----------     -----------     -------------
Balance at March
  31, 1994........  1,772,727   $1,773     3,000,120     $3,000     $14,530,307      $ (71,600)     $15,736,377      $30,199,857
  Issuance costs
    related to
    Series C
    preferred
    stock.........         --      --             --        --          (23,440)            --               --          (23,440)
  Repurchase of
    options.......         --      --           (400)       --           (2,000)         2,000               --               --
  Income tax
    benefit from
    stock option
   transactions...         --      --             --        --          132,450             --               --          132,450
  Net loss........         --      --             --        --               --             --       (4,766,823)      (4,766,823)
                   ----------   ------     ---------     ------     -----------       --------      -----------      -----------
Balance at March
  31, 1995........  1,772,727   1,773      2,999,720     3,000       14,637,317        (69,600)      10,969,554       25,542,044
  Exercise of
    options.......         --      --         56,322        56           89,677        (18,570)              --           71,163
  Net income......         --      --             --        --               --             --        2,152,062        2,152,062
                   ----------   ------     ---------     ------     -----------       --------      -----------      -----------
Balance at March
  31, 1996........  1,772,727   1,773      3,056,042     3,056       14,726,994        (88,170)      13,121,616       27,765,269
  Net income......         --      --             --        --               --             --        3,214,763        3,214,763
                   ----------   ------     ---------     ------     -----------       --------      -----------      -----------
Balance at March
  31, 1997........  1,772,727   1,773      3,056,042     3,056       14,726,994        (88,170)      16,336,379       30,980,032
  Conversion of
    preferred
    stock to
    common
    (unaudited)... (1,772,727)  (1,773)    1,772,727     1,773               --             --               --               --
  Issuance of
    common stock,
    net of
    issuance costs
    of $2,580,001
    (unaudited)...         --      --      2,000,000     2,000       21,417,999             --               --       21,419,999
  Issuance of
    common stock
    pursuant to
    Nicolet
    acquisition...         --      --        109,307       109        2,063,061             --               --        2,063,170
  Exercise of
    options
    (unaudited)...         --      --          1,770         2            8,821             --               --            8,823
  Repayment of
    notes
    receivable
    (unaudited)...         --      --             --        --               --         19,953               --           19,953
  Net income
    (unaudited)...         --      --             --        --               --             --        3,665,116        3,665,116
                   ----------   ------     ---------     ------     -----------       --------      -----------      -----------
Balance at
  December 31,
  1997
  (unaudited).....         --   $  --      6,939,846     $6,940     $38,216,875      $ (68,217)     $20,001,495      $58,157,093
                   ==========   ======     =========     ======     ===========       ========      ===========      ===========

                            See accompanying notes.

                        STERIGENICS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   NINE MONTHS ENDED
                                                            YEAR ENDED MARCH 31,                     DECEMBER 31,
                                                  -----------------------------------------   ---------------------------
                                                      1995          1996           1997           1996           1997
                                                  ------------   -----------   ------------   ------------   ------------
                                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Cash flows from operating activities:
  Income (loss) from continuing operations....... $ (3,478,936)  $ 2,152,062   $  3,214,763   $  2,339,879   $  3,665,116
  Income (loss) from discontinued operations.....   (1,287,887)           --             --             --             --
  Reconciliation to net cash provided by
    operating activities:
    Depreciation and amortization from continuing
      operations.................................    5,879,670     7,575,835      8,271,016      6,017,667      7,083,553
    Depreciation and amortization from
      discontinued operations....................    1,365,044            --             --             --             --
    Equity in net loss of joint ventures.........    1,359,983            --             --             --             --
    Write-down of investments in joint
      ventures...................................    3,011,022            --             --             --             --
    Deferred income tax liability................    1,860,341       519,879        833,812             --             --
    Deferred income tax asset....................   (1,624,710)      665,678       (149,395)       (21,099)            --
    Changes in assets and liabilities:
      Accounts receivable........................      506,696        28,640     (1,114,874)      (601,282)      (710,713)
      Prepaid expenses and other current
         assets..................................      252,022      (104,348)      (241,161)      (669,702)       (96,948)
      Accounts payable and accrued liabilities...      119,515       172,741      1,369,584      1,047,343      1,635,032
      Net assets of discontinued operations......      723,276            --             --         18,149             --
                                                  ------------   -----------   ------------    -----------    -----------
Net cash provided by operating activities........    8,686,036    11,010,487     12,183,745      8,130,955     11,576,040
INVESTING ACTIVITIES
Purchases of property, plant and
  equipment -- continued operations..............  (16,546,736)   (7,207,495)   (18,613,378)   (18,342,246)    (7,588,613)
Purchases of property, plant and equipment --
  discontinued operations........................       (2,205)           --             --             --             --
Proceeds from sale of property -- continuing
  operations.....................................    1,551,744            --             --             --             --
Proceeds from sale of property -- discontinued
  operations.....................................       66,008            --             --             --             --
Acquisition of certain assets of Nicolet.........           --            --             --             --     (5,001,052)
Investments in joint ventures....................     (590,792)           --             --             --             --
Proceeds from sale of investment in joint
  venture........................................           --            --      1,249,000             --             --
Loss from investment in joint venture............           --            --             --        100,000             --
Other assets.....................................      (28,548)     (369,076)    (1,779,364)    (1,004,725)    (1,058,480)
                                                  ------------   -----------   ------------    -----------    -----------
Net cash used in investing activities............  (15,550,529)   (7,576,571)   (19,143,742)   (19,246,971)   (13,648,145)
FINANCING ACTIVITIES
Issuance of Common Stock.........................           --            --             --             --     21,428,822
Issuance costs related to Series C Preferred
  Stock..........................................      (23,440)           --             --             --             --
Redemption of Preferred Stock....................           --            --             --             --     (1,500,000)
Exercise of stock options........................           --        71,163             --             --             --
Borrowings under industrial revenue bonds........           --     9,000,000      8,750,000      8,750,000      5,000,000
Borrowings under term loan and line of credit....    7,322,726            --      2,881,619      2,081,619        700,000
Borrowings under cobalt financing agreements.....           --            --             --      2,508,127             --
Repayments on term loan, line of credit,
  industrial revenue bonds and capital leases....   (4,706,987)   (4,271,103)   (12,620,719)   (10,830,639)    (3,331,373)
Increase in restricted cash......................      (12,300)      (51,713)       (40,889)       (28,005)       (14,703)
                                                  ------------   -----------   ------------    -----------    -----------
Net cash provided by (used in) financing
  activities.....................................    2,579,999     4,748,347     (1,029,989)     2,481,102     22,282,746
                                                  ------------   -----------   ------------    -----------    -----------
Net increase (decrease) in unrestricted cash and
  cash equivalents...............................   (4,284,494)    8,182,263     (7,989,986)    (8,634,914)    20,210,641
Unrestricted cash and cash equivalents at
  beginning of period............................    5,164,559       880,065      9,062,328      9,062,328      1,072,342
                                                  ------------   -----------   ------------    -----------    -----------
Unrestricted cash and cash equivalents at end of
  period......................................... $    880,065   $ 9,062,328   $  1,072,342   $    427,414   $ 21,282,983
                                                  ============   ===========   ============    ===========    ===========
NONCASH FINANCING ACTIVITIES
Assets acquired under capital leases............. $  7,818,369   $ 2,372,252   $  2,508,127   $      1,549   $         --
Common stock issued in connection with
  acquisition of Nicolet......................... $         --   $        --   $         --   $         --   $  2,063,170
Income tax benefit from stock options............ $    132,450   $        --   $         --   $         --   $         --
Notes receivable issued on exercise of stock
  options........................................ $         --   $    18,570   $         --   $         --   $         --

                            See accompanying notes.

                        STERIGENICS INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     SteriGenics International, Inc. (the "Company") was incorporated in the state of California in 1978. The Company performs contract sterilization and radiation processing services using Gamma radiation ("Gamma") and electron beam radiation ("E-Beam"). The Company operates 12 Gamma and one E-Beam sterilization facility in several states. In addition, the Company also manufactured, sterilized, and marketed aerosol saline solution for contact lens care (see Note
12). During fiscal 1995, the Company discontinued its manufacture and sale of aerosol saline solution.

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SteriGenics East Corporation, SteriGenics International Holding Corporation Inc. and RSI Leasing, Inc. SteriGenics East Corporation includes three facilities located along the eastern seaboard of the United States (see Note 13). SteriGenics International Holding Corporation Inc. holds investments in the Company's joint venture in Taiwan (see
Note 11). RSI Leasing, Inc. leases Cobalt 60 to the Company and includes a facility located in San Diego acquired pursuant to the acquisition of the Nicolet Electron Services Division of ThermoSpectra Corporation (the "Nicolet Acquisition") (see Note 14). All significant intercompany accounts and transactions have been eliminated.

  Interim Financial Statements

     In the opinion of management, the unaudited interim financial statements at December 31, 1997 and for the nine months ended December 31, 1996 and 1997 include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the Company's financial position at December 31, 1997, and results of operations and cash flows for the nine months ended December 31, 1996 and 1997. Results for the nine months ended December 31, 1997 are not necessarily indicative of the results to be expected for the entire year.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

  Revenue Recognition

     Revenue from contract manufacturing is recognized upon the completion of sterilization. One customer accounted for approximately 13% of revenues during fiscal 1995 and 1996. No customer accounted for more than 10% of revenues during fiscal 1997, or during the nine months ended December 31, 1997.

  Advertising Costs

     Advertising costs are recorded as an expense when incurred. Advertising costs were approximately $134,000, $191,000, $243,000 and $289,000 for the years ended March 31, 1995, 1996 and 1997, and for the nine months ended December 31, 1997, respectively. The Company does not incur any direct response advertising costs.

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. The Company maintains deposits with banks and invests excess cash in a money market account. The Company has not experienced any losses on its investments.

  Financial Instruments

     The estimated fair values of financial instruments approximate the carrying values at March 31, 1996 and 1997 and December 31, 1997 using available market information and appropriate valuation methodologies. The fair value of long-term debt is estimated using discounted cash flow analysis and the Company's current incremental borrowing rate.

  Risks, Uncertainties, and Significant Concentrations

     The Company's trade receivables consist principally of amounts due from its customers in the sterilization industry. The Company's trade customers are primarily in the U.S. Management believes any concentration of credit risk is substantially alleviated by the Company's credit evaluation and collection practices. The Company generally requires no collateral. Bad debt experience and expenses have been insignificant.

     The Company's operations are dependent on its ability to obtain Cobalt 60 isotope or an equivalent radioactive material. Cobalt 60 isotope is a controlled substance, supplied only by a limited number of vendors. If the Company is unable to obtain adequate supplies of Cobalt 60 isotope at commercially reasonable terms, its operations may be materially adversely affected.

  Long-Lived Assets

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121). FAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. FAS 121 is effective for the fiscal years beginning after December 15, 1995. The adoption of FAS 121 in fiscal 1997 did not have a material impact on the Company's financial position or results of operations.

  Depreciation and Amortization

     Cobalt 60 isotope is amortized using an accelerated method (approximately 12.3% of net book value per year) which relates to the natural decay of the isotope. For all other property, plant, and equipment, depreciation is computed using the straight-line method over estimated useful lives of three to thirty years. Amortization is included with depreciation expense in the accompanying consolidated financial statements.

  Construction-In-Progress

     From time to time, the Company builds or expands facilities. The cost of construction of these facilities is reflected as construction-in-progress until start-up of the facility, at which time the costs are reclassified to the appropriate fixed asset category.

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

  Goodwill

     Goodwill represents the excess of the purchase price paid over the estimated fair values of tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over the estimated useful life of the assets acquired.

  Stock-Based Compensation

     In fiscal 1997, the Company implemented the disclosure requirements of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). As permitted under FAS 123, the Company continues to account for its employee stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25) and will provide pro forma disclosures of net income and earnings per share as if the fair value basis method prescribed by FAS 123 had been applied in measuring employee compensation expense (see Note
5).

  Net Income (Loss) Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), which was adopted on December 31, 1997. In accordance with the provisions of FAS 128, all prior period net income (loss) per share amounts have been restated to reflect basic and diluted per share amounts.

     Except as noted below, basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. Pro forma basic net income (loss) per share is calculated as for basic net income (loss) per share, but assumes conversion of all convertible preferred stock which converted automatically in the initial public offering, even if antidilutive. Diluted net income (loss) per share includes potential common shares, when dilutive, from stock options (using the treasury stock method) and from convertible preferred stock (using the if-converted method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, potential common shares issued by the Company at prices below the initial public offering price during the twelve-month period prior to the offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method at an assumed initial public offering price) for both basic and diluted.

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

     The following table sets forth the computation of basic, pro forma basic, and diluted net income (loss) per share:

                                                                                     NINE MONTHS
                                                              YEARS ENDED               ENDED
                                                               MARCH 31,            DECEMBER 31,
                                                       -------------------------   ---------------
                                                        1995      1996     1997     1996     1997
                                                       -------   ------   ------   ------   ------
Numerator for basic and diluted:
  Net income (loss)..................................  $(4,767)  $2,152   $3,215   $2,339   $3,665
                                                       =======   ======   ======   ======   ======
Denominator:
  Weighted average common shares outstanding.........    3,000    3,028    3,056    3,056    4,944
  Shares related to SEC Staff Accounting Bulletins...       32       32       32       32       16
                                                       -------   ------   ------   ------   ------
Denominator for basic net income (loss) per share....    3,032    3,060    3,088    3,088    4,960
  Conversion of preferred stock (pro forma)..........                      1,773    1,773      886
                                                                          ------   ------   ------
Denominator for pro forma basic net income per
  share..............................................                      4,861    4,861    5,846
Conversion of preferred stock........................       --    1,773       --       --       --
Stock options........................................       --      171      304      304      504
                                                       -------   ------   ------   ------   ------
Denominator for diluted net income (loss) per
  share..............................................    3,032    5,004    5,165    5,165    6,350
                                                       =======   ======   ======   ======   ======
Basic net income (loss) per share....................  $ (1.57)  $ 0.70
                                                       =======   ======
Pro forma basic net income per share.................                     $ 0.66   $ 0.48   $ 0.63
                                                                          ======   ======   ======
Diluted net income (loss) per share..................  $ (1.57)  $ 0.43   $ 0.62   $ 0.45   $ 0.58
                                                       =======   ======   ======   ======   ======

     In the year ended March 31, 1995 the loss from continuing operations was $3,479,000 or $1.15 per share (basic and diluted), and the loss from discontinued operations was $1,288,000 or $0.42 per share (basic and diluted).

     Options to purchase 25,500 shares of common stock were outstanding in the nine months ended December 31, 1997 but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

  New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (FAS 130) and Statement No. 131, Disclosures About Segments of an Enterprise and Related Information (FAS 131). FAS 130 establishes rules for reporting and displaying comprehensive income. FAS 131 will require the Company to use the "management approach" in disclosing segment information. Both statements are effective for the Company during fiscal 1999. The Company believes that the adoption of either FAS 130 or FAS 131 will not have a material impact on the Company's results of operations, cash flows or financial position.

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

 2. BALANCE SHEET COMPONENTS

  Property, plant and equipment

     Property, plant and equipment consist of the following:

                                                        MARCH 31,
                                               ---------------------------   DECEMBER 31,
                                                   1996           1997           1997
                                               ------------   ------------   ------------
        Land.................................  $  1,568,397   $  1,605,245   $  2,105,245
        Buildings............................     7,340,648     12,091,744     19,856,582
        Cobalt 60 isotope....................    69,442,173     71,776,948     74,060,451
        Furniture and fixtures...............     2,704,230      3,932,708      4,743,962
        Machinery and equipment..............    18,341,205     24,846,155     30,831,988
        Construction-in-progress.............     6,563,966      9,016,290        857,217
                                               ------------   ------------   ------------
                                                105,960,619    123,269,090    132,455,445
        Accumulated depreciation and
          amortization.......................    38,530,180     42,938,966     47,900,310
                                               ------------   ------------   ------------
                                               $ 67,430,439   $ 80,330,124   $ 84,555,135
                                               ============   ============   ============

  Other Assets

     Other assets consist of the following:

                                                           MARCH 31,
                                                    -----------------------   DECEMBER 31,
                                                       1996         1997          1997
                                                    ----------   ----------   ------------
        Industrial revenue bond costs (net of
          accumulated amortization of $406,000 in
          1996, $455,000 in 1997 and $505,000 at
          December 31, 1997)......................  $  459,441   $  791,477    $  959,185
        Goodwill (see Notes 1, 13 and 14).........          --      558,769     4,253,328
        Investment in RTI, Inc. (see Note 13).....     236,000           --            --
        Other.....................................     479,742    1,576,735     2,243,045
                                                     ---------    ---------     ---------
                                                     1,175,183    2,926,981     7,455,558
        Less current portion of bond costs........      29,070       50,700        61,260
                                                     ---------    ---------     ---------
                                                    $1,146,113   $2,876,281    $7,394,298
                                                     =========    =========     =========

  Accrued Liabilities

     Accrued liabilities consist of the following:

                                                           MARCH 31,
                                                    ------------------------  DECEMBER 31,
                                                       1996         1997          1997
                                                    -----------  -----------  ------------
        Compensation..............................   $1,070,563   $1,717,429   $1,566,719
        Property tax..............................      778,314      582,960      619,344
        Legal and accounting......................      198,469      418,463      419,403
        Sales and other non-income taxes..........    2,088,948    1,628,539    1,628,955
        Other.....................................    2,168,944    1,749,394    2,677,991
                                                      ---------    ---------    ---------
                                                     $6,305,238   $6,096,785   $6,912,412
                                                      =========    =========    =========

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

 3. BORROWING ARRANGEMENTS

     Long-term debt consists of:

                                                                  MARCH 31,
                                                          --------------------------  DECEMBER 31,
                                                              1996          1997          1997
                                                          ------------  ------------  ------------
Industrial revenue bond, due in March 2005, with
  interest at the contract formula rate of 4.5% at
  December 31, 1997.....................................  $  5,250,000  $  5,250,000  $  5,250,000
Industrial revenue bond, due in December 2004, with
  interest at the contract formula rate of 4.5% at
  December 31, 1997.....................................     4,900,000     4,900,000     4,900,000
Industrial revenue bond, due in November 2005, with
  interest at the contract formula rate of 4.5% at
  December 31, 1997.....................................     4,600,000     4,600,000     4,600,000
Industrial revenue bond, due in annual principal
  installments of $500,000 beginning in March 1999, with
  interest at the contract formula rate of 4.4% at
  December 31, 1997.....................................     9,000,000     9,000,000     9,000,000
Industrial revenue bond, due in annual principal
  installments of $430,000 beginning in April 1999, with
  interest at the contract formula rate of 4.4% at
  December 31, 1997.....................................            --     7,750,000     7,750,000
Industrial revenue bond, due in annual installments of
  $250,000 with interest at a fixed rate of 10.0%.......            --       750,000       500,000
Industrial revenue bond, due in July 2017, with interest
  at the contract formula rate of 4.4% at December 31,
  1997..................................................            --            --     5,000,000
Bank term loan, due in monthly installments of $70,175,
  with interest at the bank's reference rate plus 1.0%
  (9.25% at March 31, 1996).............................     1,052,632            --            --
Note payable, due in quarterly installments of $30,442,
  with interest at 9.50% at March 31, 1996..............       306,451            --            --
Note payable, due in monthly installments of $147,590,
  with interest at 9.75% at March 31, 1996..............     4,963,617            --            --
                                                           -----------   -----------   -----------
                                                            30,072,700    32,250,000    37,000,000
Less current portion....................................     2,289,059       250,000       250,000
                                                           -----------   -----------   -----------
                                                          $ 27,783,641  $ 32,000,000  $ 36,750,000
                                                           ===========   ===========   ===========

     Industrial revenue bonds are collateralized by certain assets of the Company and by letter of credit agreements with a bank, the majority of which are guaranteed by the Chairman of the Board of Directors (who is also a stockholder). The Company is required under certain industrial revenue bond agreements to maintain cash reserves in the amount of the bond interest payments due within one year. At March 31, 1996 and 1997, and December 31, 1997, there were approximately $844,000, $885,000 and $900,000 recorded as restricted cash associated with the outstanding industrial revenue bonds, respectively.

     The Company has a $3,500,000 revolving line of credit with a bank, payable on demand, with a variable interest rate of 8.5% at March 31, 1997 and at December 31, 1997, collateralized by certain assets of the Company. At March 31 and December 31, 1997 no amount was outstanding under this line of credit.

     Notes payable are collateralized by the Cobalt 60 isotope to which they relate. Certain of the notes payable by the Company contain covenants pertaining to profitability levels and certain other financial ratios. These notes were voluntarily paid off during fiscal 1997.

     The bank term loan is subject to provisions that place restrictions on fixed asset expenditures and require maintenance of specified net worth levels and financial statement ratios. This loan was voluntarily paid off during fiscal 1997.

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

     Payments of principal due on long-term debt for the five-year period from March 31, 1997 are:

            1998....................................................  $   250,000
            1999....................................................      750,000
            2000....................................................    1,180,000
            2001....................................................      930,000
            2002....................................................      930,000
            Thereafter..............................................   28,210,000
                                                                      -----------
                      Total.........................................  $32,250,000
                                                                       ==========

     Cash payments for interest in fiscal 1995, 1996 and 1997 and the nine months ended December 31, 1997 were approximately $1,395,000, $996,000, $1,875,000 and $1,306,000, respectively.

     On July 30, 1997 the Company issued an industrial revenue bond in the amount of $5 million which bears a variable interest rate. The interest rate was 3.9% at issuance, and 4.4% at December 31, 1997.

 4. REDEEMABLE PREFERRED STOCK

     Series A redeemable preferred stock is not convertible and has no voting rights. Dividends may be declared at the discretion of the Board of Directors and are noncumulative. In any fiscal year, dividends of $10.00 per share for Series A preferred stock must be paid before any dividends on common stock. In the event of liquidation, Series A stockholders are entitled to receive $100.00 per share plus all declared but unpaid dividends prior to any distribution to the common stockholders. In the event of a merger or other reorganization, the Series A preferred stock will be redeemed at $100.00 per share (see Note 14).

 5. STOCKHOLDERS' EQUITY

  Convertible Preferred

     Each share of Series B preferred stock is convertible into one share of the Company's common stock, has voting rights, has a liquidation preference of $5.00 per share, is subordinate to the Series A preferred stock, and permits noncumulative dividends to be declared at the discretion of the Board of Directors. In any fiscal year, dividends of $0.50 per share for Series B preferred stock must be paid before any dividends on common stock.

     Each share of Series C preferred stock is convertible into one share of the Company's common stock, has voting rights, has a liquidation preference of $11.00 per share, is subordinate to the Series A and B preferred stock, and permits noncumulative dividends to be declared at the discretion of the Board of Directors. In any fiscal year, dividends of $1.10 per share for Series C preferred stock must be paid before any dividends on common stock (see Note 14).

     No dividends have been declared to date by the Board of Directors on any of the outstanding preferred stock.

  Stock Option Plans

     Under the 1985 Incentive Stock Option Plan and the Second Amended and Restated 1986 Stock Option Plans the Board of Directors may grant options to key employees to purchase up to 1,210,000 shares of common stock at not less than fair value on the date of grant, as determined by the Board of Directors. The options generally vest with respect to 24% of the shares one year after the options grant date and with respect

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

to 2% of the shares on a monthly basis for the next 38 months. The option term is ten years, and options expire at the end of the term (see Note 14).

     Activity under the option plans was as follows:

                                                              OUTSTANDING OPTIONS
                                                          ---------------------------
                                                                          WEIGHTED
                                                          NUMBER OF     AVERAGE PRICE
                                                           SHARES         PER SHARE
                                                          ---------     -------------
            Balance at March 31, 1994...................    591,458        $  5.36
              Granted...................................     99,064        $  9.15
              Exercised.................................         --        $    --
              Canceled..................................    (27,725)       $  7.81
                                                          ---------
            Balance at March 31, 1995...................    662,797        $  5.82
              Granted...................................    253,764        $  4.90
              Exercised.................................    (56,322)       $  1.59
              Canceled..................................   (221,314)       $  8.27
                                                          ---------
            Balance at March 31, 1996...................    638,925        $  4.98
              Granted...................................     97,000        $  5.64
              Exercised.................................         --        $    --
              Canceled..................................    (33,000)       $  4.91
                                                          ---------
            Balance at March 31, 1997...................    702,925        $  5.07
              Granted (unaudited).......................    384,250        $ 11.34
              Exercised (unaudited).....................     (1,770)       $  4.98
              Canceled (unaudited)......................     (8,765)       $  6.78
                                                          ---------
            Balance at December 31, 1997 (unaudited)....  1,076,640        $  7.29
                                                          =========

     During fiscal 1996, the Company offered all optionees the right to amend the terms of their outstanding options to lower the exercise price to the then fair value of $4.90 per share, and to reset the vesting schedule. Included above are options to purchase 172,564 shares of common stock canceled and regranted during fiscal 1996 with the amended terms.

     At March 31, 1997, options outstanding under the stock option plans were as follows:

                                              OPTIONS OUTSTANDING
                                      ------------------------------------    OPTIONS EXERCISABLE
                                                     WEIGHTED                ----------------------
                                                      AVERAGE     WEIGHTED                 WEIGHTED
                                                     REMAINING    AVERAGE                  AVERAGE
                                        NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
               EXERCISE PRICE         OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
        ----------------------------  -----------   -----------   --------   -----------   --------
        $4.90 - $5.00...............    658,925         5.37       $ 4.96      477,014      $ 4.98
        $6.18 - $7.00...............     44,000         8.19         6.81       10,000        6.18
                                        -------         ----        -----      -------       -----
                                        702,925         5.54       $ 5.07      487,014      $ 5.01
                                        =======         ====        =====      =======       =====

     At March 31, 1996, options to purchase 433,095 shares of common stock were exercisable at an average exercise price of $5.02 per share. At March 31, 1997, 314,841 shares were available for future grant under the plans.

     The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

(FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123 using the following weighted average assumptions for the years ended March 31:

                                                                     1996     1997
                                                                     ----     ----
            Risk-free interest rate(%).............................  5.91     6.37
            Dividend yield.........................................    --       --
            Expected option life (years)...........................  3.57     3.57

     The Minimum Value option valuation method may be used by nonpublic companies to value an award. In addition, option valuation models require the input of highly subjective assumptions, including the expected option life. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net income and net income per share would have been decreased to the pro forma amounts indicated below:

                                                             1996           1997
                                                          ----------     ----------
            Pro forma net income......................    $2,076,193     $3,139,858
            Pro forma net income per share............          0.41           0.61

     The weighted average fair value of options granted in fiscal 1996 and 1997 was $0.90 and $1.10 per share, respectively.

     Because FAS 123 is applicable only to options granted subsequent to March 31, 1995, its pro forma effect will not be fully reflected until the year ending March 31, 2000.

  Notes Receivable From Sale of Common Stock to Employees

     At March 31, 1997, the Company had notes receivable in the amount of $88,170 arising from the sale of common stock to employees. Such notes bear interest at 7% to 9%, are collateralized by the related stock of the Company and are due between April 1998 and August 2000.

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

 6. TAXES ON INCOME

     The provision for income taxes for the years ended March 31 consists of the following:

                                                    1995         1996         1997
                                                 ----------   ----------   ----------
            Federal:
              Current..........................  $  602,000   $ (419,606)  $1,276,373
              Deferred.........................     538,000    1,717,191      614,517
                                                 -----------  -----------  -----------
                                                  1,140,000    1,297,585    1,890,890
            State:
              Current..........................       4,000      334,236      138,274
              Deferred.........................      41,000     (183,933)      69,901
                                                 -----------  -----------  -----------
                                                     45,000      150,303      208,175
                                                 -----------  -----------  -----------
                                                 $1,185,000   $1,447,888   $2,099,065
                                                 ===========  ===========  ===========

     The total provision for income taxes differs from the amount computed by applying the statutory federal income tax to income before taxes as follows:

                                                    1995         1996         1997
                                                 ----------   ----------   ----------
            Expected provision at 34%..........  $ (317,000)  $1,223,983   $1,806,702
            State taxes, net of federal              30,000       99,200      137,395
              benefit..........................
            Foreign joint venture losses.......   1,338,000           --           --
            Other..............................     134,000      124,705      154,968
                                                 -----------  -----------  -----------
                                                 $1,185,000   $1,447,888   $2,099,065
                                                 ===========  ===========  ===========

     The provision for income taxes for the nine months ended December 31, 1996 and 1997 is based upon the Company's estimated annual effective tax rate for fiscal 1997 and 1998, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of deferred tax assets and liabilities at March 31, 1996 and 1997 are as follows:

                                                           1996            1997
                                                        -----------     -----------
            Deferred tax assets:
              Tax credit and loss carryforward......    $ 1,857,029     $ 2,530,896
              Reserves and accruals.................      1,461,013       1,626,070
              Other.................................        619,152         198,077
                                                        -----------     -----------
            Total deferred tax assets ..............      3,937,194       4,355,043
            Deferred tax liabilities:
              Depreciation..........................     11,504,083      12,564,094
            Other...................................         48,669          90,923
                                                        -----------     -----------
            Total deferred tax liabilities..........     11,552,752      12,655,017
                                                        -----------     -----------
            Net deferred tax liabilities............    $ 7,615,558     $ 8,299,974
                                                        ===========     ===========

     Management has concluded that a valuation allowance against the deferred tax assets is not required based on its assessment that current levels of taxable income will be sufficient to realize the related tax benefits.

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

     At March 31, 1997, the Company had federal and state alternative minimum tax credit carryforwards of approximately $2,326,000 and $136,000, respectively, which do not expire, and other carryforwards of approximately $173,000 expiring in fiscal 2004. Utilization of the carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions.

     Cash payments made for income taxes during fiscal 1995, 1996 and 1997 and the nine months ended December 31, 1997 were $942,000, $11,000, $805,000 and $786,000 respectively.

 7.  EMPLOYEE BENEFIT PLAN

     Effective February 1, 1990, the Company established a defined contribution retirement plan with 401(k) plan features. The plan covers all employees, age 21 or older, with at least six months of service. Employees may make contributions by a percentage reduction in their salaries of up to a statutory limit of $9,500 for calendar year 1997. Company contributions consist of matching funds equal to 50% of the first 5% of employee eligible earnings contributed as well as discretionary profit sharing amounts. Effective April 1, 1996, the Company increased the matching contribution percentage from 25% to 50%. Company contributions were $38,000, $44,000, $122,000 and $134,000 for fiscal 1995, 1996 and 1997 and for the nine months ended December 31, 1997, respectively.

 8.  COMMITMENTS AND CONTINGENCIES

     The Company leases a portion of its Cobalt 60 isotope under capital leases having terms of 15 years. Assets acquired by the Company under such lease arrangements are included on the consolidated balance sheet as follows:

                                                   MARCH 31,
                                          ---------------------------     DECEMBER 31,
                                             1996            1997             1997
                                          -----------     -----------     ------------
            Cobalt 60 isotope, at
              cost......................  $13,928,361     $16,389,051     $ 16,389,051
            Less accumulated amortization...   2,426,047    3,995,319        5,332,579
                                          -----------     -----------      -----------
                                          $11,502,314     $12,393,732     $ 11,056,472
                                          ===========     ===========      ===========

     The Company leases certain facilities and a portion of its Cobalt 60 isotope under noncancelable operating leases. At March 31, 1997, future minimum lease payments under operating leases and capital leases are as follows (including approximately $1.3 million under operating leases, at then current exchange rates, payable in Canadian dollars):

                                                           CAPITAL       OPERATING
                                                           LEASES          LEASES
                                                         -----------     ----------
            1998.......................................  $ 3,403,294     $1,851,748
            1999.......................................    3,069,705      1,747,293
            2000.......................................    1,437,627      1,156,281
            2001.......................................      673,011        709,464
            2002.......................................      316,343        593,620
            Thereafter.................................    1,185,799        866,320
                                                         -----------     ----------
            Total payments.............................   10,085,779     $6,924,726
                                                                         ==========
            Less amount representing interest..........      793,700
                                                         -----------
            Present value of minimum lease payments....    9,292,079
            Less current portion.......................    3,152,394
                                                         -----------
                                                         $ 6,139,685
                                                         ===========

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

     In conjunction with the RTI, Inc. ("RTI") Asset Acquisition Agreement (see
Note 13) the Company leases a facility in Rockaway, New Jersey and is required by the New Jersey Department of Environmental Protection (NJDEP) to maintain a standby letter of credit in the amount of $500,000, contingent upon the continued environmental clean up efforts required of the property owners, RTI. The required amount of the letter of credit decreases over the life of the building lease, and/or as the NJDEP deems required.

     Additionally, RTI has the option to require the Company to purchase the Rockaway land and buildings on the sixth anniversary of the lease commencement date for a purchase price equal to $138,376. RTI may only exercise the option upon receipt of proof that environmental remediation of the property was complete to the extent that the Company would not have any material liability for further environmental remediation and the property has been removed from the national priorities list.

 9. LITIGATION

     In June 1988, management became aware that dissolved cesium 137 ("cesium") was present in the containment pool at the Company's Decatur, Georgia sterilization facility. As a result, the plant was closed and cesium removal and cleanup procedures began. Since fiscal 1989, all of the Company's operations have used Cobalt 60 isotope which management believes, due to its physical properties, cannot cause the type of contamination experienced with cesium.

     In 1991, the Company filed a suit against the U.S. Government seeking, as amended, $280,000,000 for damages, including loss of future earnings, loss of market value upon the sale of the Decatur facility, plant burial costs, cleanup costs, and out-of-pocket expenses. In 1993, the government filed a counterclaim against the Company seeking $105,000,000 for negligence, cost of cleanup, recovery, testing of the cesium capsules, and for storage, collection, and transportation of the capsules to the Department of Energy facilities. On January 10, 1995, the government's counterclaim was reduced to $18,907,000 due to the government's inability to produce documentation supporting an amount of $105,000,000. On May 23, 1995, both of these suits were dismissed; however, both parties filed notice of appeal. The Company's claim and the counterclaim filed by the government went to mediation under the direction of a circuit court mediator, and a settlement agreement was reached among the parties to this litigation on April 9, 1997 reaffirming the dismissal of both suits. While the litigation resulted in significant expenses and diversion of management attention, the settlement had no impact on the financial position or results of operations of the Company. The presiding court entered a stipulation of dismissal effective May 9, 1997, confirming the settlement agreement between the parties.

     In the normal course of the Company's operations, it is subject to various claims and litigation, the outcomes of which, in the opinion of management, will not have a material adverse effect on the Company's financial position or results of operations.

10. TRANSACTIONS WITH RELATED PARTIES AND MINORITY STOCKHOLDERS

     In June 1997, the Company entered into operating leases with its chairman on the two sterilization facilities previously rented on a month to month basis. The leases have 60 month terms which expire in June 2002 with annual rent expense of approximately $252,000 and $167,000, respectively.

     Rent expense attributable to these related party leases was approximately $472,000 in each of the fiscal years ended March 31, 1995, 1996 and 1997, as compared to total rent expense of $1,131,000, $1,246,000 and $1,318,000 for fiscal 1995, 1996 and 1997, respectively. Rent expense attributable to these related party leases was $309,000 for the nine months ended December 31, 1997 compared to total rent expense of $883,000 during this period. The Company also leases one facility and its corporate offices from a publicly traded real estate investment trust of which its chairman is a minority shareholder, but neither a director nor an officer.

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

     Included in costs and expenses are approximately $1,414,000, $1,189,000, $2,116,000 and $826,000 for fiscal 1995, 1996 and 1997 and for the nine months ended December 31, 1997, respectively, relating to payments to a minority stockholder for administrative, maintenance and engineering services.

11. INVESTMENTS IN JOINT VENTURES

     Through the end of calendar 1994, the Company had invested approximately $4,724,000 for 35% of the common stock of China Biotech Corporation (formerly China Nuclear Corporation), a sterilization facility in Taiwan. This investment was accounted for under the equity method. In fiscal 1995, the Company determined that the carrying value of this investment would not be realized through future cash flows. Accordingly, the Company recorded a write-down of the carrying value of $2,150,000 in that year. Losses recognized by the Company on the Taiwan joint venture amounted to $799,000, $0 and $0 in fiscal 1995, 1996 and 1997, respectively. During 1996 and 1997, although China Biotech generated losses, the Company did not record its share of these losses as the carrying value of its investment continued to be less than its share of the net assets of China Biotech. In January 1997, the Company sold the majority of its holdings in China Biotech for $1,249,000. No gain or loss was recorded related to this transaction. The carrying value of the remaining investment was $1,000 at March 31, 1997 and June 30, 1997. Management fees recognized by the Company for services provided to the Taiwan joint venture amounted to approximately $61,000, $19,000 and $0 in fiscal 1995, 1996 and 1997, respectively.

     At March 31, 1995, the Company had invested approximately $1,821,000 for 35% of the common stock of PT Perkasa SteriGenics, a sterilization facility in Indonesia. This investment was accounted for under the equity method. Losses recognized by the Company on the Indonesian joint venture amounted to $560,984 in fiscal 1995. During fiscal 1995, the Company decided to withdraw from its investment in PT Perkasa SteriGenics and, accordingly, wrote off the remaining carrying value of its investment (approximately $860,000) to reflect what it believed to be a total and permanent impairment in the value of the asset.

12. DISCONTINUED OPERATIONS-AEROSOL BUSINESS

     In August 1994, the Company sold its aerosol business to a competitor for cash and future consideration and recorded a loss of $1,172,694 (net of tax benefit of $521,951) during fiscal 1995 associated with the sale of the aerosol business.

13. RTI, INC. ASSET ACQUISITION

     On February 26, 1996, the Company, through its subsidiary SteriGenics East Corporation, entered into an agreement to acquire certain assets and liabilities of RTI, a New York corporation and its subsidiaries that operated three irradiation facilities along the eastern seaboard of the U.S. At March 31, 1996, the Company had an initial investment of $236,000 in RTI. The acquisition was finalized in August 1996 with a net purchase price of approximately $4,872,000 and was accounted for as a purchase. The initial investment was applied toward the purchase price upon completion of the acquisition. The consolidated statements of operations include the results of operations of RTI subsequent to the acquisition date. The Company recorded approximately $580,000 of goodwill which is being amortized over a fifteen-year period. Accumulated amortization of goodwill is approximately $21,000 at March 31, 1997.

                        STERIGENICS INTERNATIONAL, INC.

                (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

14. SUBSEQUENT EVENTS (UNAUDITED)

     In July, 1997, the stockholders approved the adoption of the 1997 Equity Incentive Plan, as amended, the 1997 Stock Plan and the 1997 Employee Stock Purchase Plan, under which a total of 1,025,000 shares, 175,000 shares and 400,000 shares, respectively, of the Company's authorized but unissued common stock have been reserved for issuance thereunder. Subsequently, the remaining available shares under the 1986 Stock Plan and the 1997 Stock Plan became available for issuance under the 1997 Equity Incentive Plan. Activity under these plans is included in Note 5. As of December 31, 1997, options to purchase 50,250 shares of common stock have been granted under the 1997 Equity Incentive Plan and 32,111 shares have been issued under the 1997 Employee Stock Purchase Plan.

     In August 1997, the Company completed its initial public offering of 2,000,000 shares of its common stock at a price of $12.00 per share, raising net proceeds of $21.4 million. Each share of the Company's outstanding convertible preferred stock was automatically converted to a share of common stock during the initial public offering. The shares of Series A Redeemable Preferred Stock were redeemed for $1,500,000 from the proceeds of the initial public offering. In July 1997, the Company was reincorporated in the State of Delaware, and became authorized to issue 1,000,000 shares of $0.001 par value preferred stock.

     On December 31, 1997, the Company acquired certain assets of the Nicolet Electron Services Division of ThermoSpectra Corporation ("Nicolet") for a net purchase price of approximately $7 million, $5 million in cash and 109,307 shares of the Company's common stock valued at approximately $2 million. The consolidated statements of operations include the results of operations of Nicolet from the date of acquisition. The Company recorded approximately $3.4 million of goodwill in connection with the acquisition, which is being amortized over a twenty-year period.

     The following unaudited pro forma summary represents the Company's consolidated results of operations for the periods presented on the following basis: (i) as if the acquisition of RTI had occurred on April 1, 1995 and is therefore included in all periods presented and (ii) as if the acquisition of Nicolet had occurred on April 1, 1996 and is therefore included in the year ended March 31, 1997 and the nine months ended December 31, 1996 and 1997. Such pro forma results do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or the results which may occur in the future.

                                                                        NINE MONTHS ENDED DECEMBER
                                              YEARS ENDED MARCH 31,                 31,
                                            -------------------------   ---------------------------
                                               1996          1997          1996            1997
                                            -----------   -----------   -----------     -----------
Pro forma net revenues....................  $34,592,867   $43,197,048   $32,354,700     $36,755,006
Pro forma net income......................    1,627,419     3,901,349     2,804,886       4,482,436
Pro forma diluted net income per share....         0.33          0.74          0.53            0.69

============================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Additional Information....................     2
Available Information.....................     2
Prospectus Summary........................     3
Risk Factors..............................     6
Use of Proceeds...........................    18
Price Range of Common Stock and Dividend
  Policy..................................    18
Capitalization............................    19
Selected Consolidated Financial Data......    20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    21
Business..................................    30
Management................................    52
Certain Transactions......................    58
Principal and Selling Stockholders........    59
Description of Capital Stock..............    61
Shares Eligible for Future Sale...........    63
Underwriting..............................    64
Legal Matters.............................    65
Experts...................................    66
Index to Consolidated Financial
  Statements..............................   F-1

============================================================
============================================================

                                2,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------
                            PAINEWEBBER INCORPORATED

                               PIPER JAFFRAY INC.
                            ------------------------

                                            , 1998

============================================================